EXHIBIT 2.1
EQUITY PURCHASE AGREEMENT
among
HONEYWELL INTERNATIONAL INC.,
BRADY WORLDWIDE INC.
and
BRADY CORPORATION
_________________________________________________
Dated as of April 20, 2026
_________________________________________________

TABLE OF CONTENTS

i

ANNEXES
Annex A	Definitions
Annex B	Accounting Principles
Annex C	Reference Balance Sheet
Annex D	Company Internal Reorganization

EXHIBITS
Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Intellectual Property License Agreement
Exhibit C	Global Separation Agreement

ATTACHMENTS
Disclosure Schedule

EQUITY PURCHASE AGREEMENT
This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of April 20, 2026 (the “Effective Date”), is made by and among Honeywell International Inc., a Delaware corporation (“Seller”), Brady Worldwide Inc., a Wisconsin corporation (“Purchaser”), and Brady Corporation, a Wisconsin corporation (“Purchaser Parent”). Seller, Purchaser and Purchaser Parent are referred to herein, individually, each as a “Party” and, collectively, as the “Parties”. Certain capitalized terms used herein have the applicable meanings set forth in Annex A.
RECITALS
WHEREAS, Seller is engaged, directly or indirectly through certain Subsidiaries, in the Business;
WHEREAS, prior to the Closing, and subject to the terms hereof, Seller will, and will cause its Subsidiaries to, undertake the Company Internal Reorganization, such that following the Company Internal Reorganization, the Business will be conducted exclusively through the Company Entities and the Company Subsidiaries;
WHEREAS, Seller or one or more of its Subsidiaries are (or will be following the completion of the Company Internal Reorganization) the legal, beneficial and record owners of all of the outstanding equity interests of each Company Entity (collectively, the “Purchased Equity”); and
WHEREAS, Purchaser desires to acquire the Business by purchasing from Seller or one or more of its Subsidiaries all of the Purchased Equity, and Seller desires to sell (including by causing one or more of its Subsidiaries to sell) the Business by selling to Purchaser all of the Purchased Equity, in each case, on the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I

PURCHASE AND SALE
Section 1.01    Purchase and Sale of the Purchased Equity. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (a) Seller shall, or shall cause its applicable Subsidiaries to, sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall accept the sale, transfer, conveyance, assignment and delivery of, all of the right, title and interest in, to and under the Purchased Equity owned by Seller or such Subsidiaries, as applicable, free and clear of all Liens (other than Liens arising out of, under or in connection with the Securities Act or any other applicable securities Laws); provided, however that the consummation of any transfer of an applicable Deferred Business as contemplated by Section 6.14 (a “Deferred Business Transfer”) will occur after the Closing, subject to the terms of Section 6.14, and (b) in exchange therefor, Purchaser shall pay to Seller (or one or more of its designees), and Seller (or such designee(s)) shall accept the payment from Purchaser of, an aggregate amount equal to the Purchase Price, which Purchase Price amount shall be payable as set forth in Section 1.02(c)(i) and shall be subject to adjustment as set forth in Section 1.04. Seller shall provide to Purchaser no later than ten Business Days prior to the Closing Date an allocation of the Purchase Price among the Purchased Equity of the Company Entities sold by Seller or its applicable Subsidiaries pursuant to this Section 1.01 and shall consider in good faith any comments to such allocation received from Purchaser in writing no later than five Business Days prior to the Closing Date, and at least three Business Days prior to the Closing, Seller shall provide to Purchaser its final allocation of the Purchase Price among the Purchased Equity of the Company Entities. Any adjustments to the Purchase Price pursuant to Section 1.04 shall be allocated among the Purchased Equity of the Company Entities consistent with such final allocation provided by Seller.
Section 1.02    Closing.
(a)    The closing of the Transactions (the “Closing”) shall be held remotely, at 10:00 a.m., New York City time, via the electronic exchange of documents and signatures (i) on the third Business Day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article VII (other than those conditions that by their nature only can be satisfied at the Closing, but subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) of such conditions at the Closing); provided, that, notwithstanding the foregoing, if the Closing were to otherwise occur on a particular date pursuant to this clause (i), Seller may, upon at least three Business Days’ prior written notice to Purchaser, specify that the Closing will instead occur on the first Business Day of Seller’s fiscal month immediately following Seller’s fiscal month during which such satisfaction or waiver occurs (or, if the date on which the Closing were to otherwise occur pursuant to this clause (i) is within three Business Days of the end of Seller’s fiscal month, Seller may instead specify that the Closing will occur on the first Business Day of the second fiscal month of Seller immediately following Seller’s fiscal month during which such satisfaction or waiver occurs), in each case, so long as such conditions remain satisfied or waived at such time, or (ii) at such other place or time or on such other date as shall be agreed between Purchaser and Seller. If Seller exercises the right set forth in clause (i) of this Section 1.02(a) to cause the Closing to occur on the first Business Day of a Seller fiscal month, then such date shall be referred to in this Agreement as an “Accounting Period End Closing Date”. Without limiting the foregoing, the date on which the Closing takes place is referred to in this Agreement as the “Closing Date”, which may be an Accounting Period End Closing Date. For financial accounting purposes only, (x) in the case of an Accounting Period End Closing Date, the Closing shall be deemed to be effective in a particular jurisdiction as of 11:59 P.M., local time, on the last day of Seller’s fiscal month immediately preceding the Closing Date and (y) in the case of a Closing Date which is not an Accounting Period End Closing Date, the Closing shall be deemed to be effective in a particular jurisdiction as of 12:01 A.M., local time, on the Closing Date.
(b)    At or prior to the Closing, Seller shall deliver or cause to be delivered to Purchaser:
(i)    an IRS Form W-9 executed by Seller (and any Subsidiary of Seller organized in the United States that is an owner of equity interests of a Company Entity as of immediately prior to the Closing) and IRS Form W-8 executed by any Subsidiary of Seller organized in a country other than the United States that is an owner of equity interests of a Company Entity as of immediately prior to the Closing;
(ii)    the certificate required to be delivered pursuant to Section 7.01(a)(iii);
(iii)    with respect to the Purchased Equity, customary instrument(s) of transfer or assignment in form and substance acceptable to each Party (each acting reasonably and in good faith, but in the case of any Foreign Interests, subject to Section 1.05), duly executed by Seller or its applicable Subsidiary, together with the certificates representing the Purchased Equity (if certificated); and
(iv)    counterparts of the following Transaction Documents, duly executed by Seller or its applicable Affiliate:
(A)    the Transition Services Agreement;
(B)    the Intellectual Property License Agreement; and
(C)    if applicable, each Foreign Transfer Agreement (together with such ancillary documentation referenced therein).
(c)    At or prior to the Closing, Purchaser shall deliver or cause to be delivered to Seller:
(i)    by wire transfer to one or more bank accounts designated in writing by Seller no later than five Business Days prior to the Closing Date, immediately available funds in an amount equal to the Closing Date Purchase Price;

(ii)    the certificate required to be delivered pursuant to Section 7.02(a)(iii); and
(iii)    counterparts of the following Transaction Documents, duly executed by Purchaser or its applicable Affiliate:
(A)    the Transition Services Agreement;
(B)    the Intellectual Property License Agreement; and
(C)    if applicable, each Foreign Transfer Agreement (together with such ancillary documentation referenced therein).
Section 1.03    Estimated Statement. No later than five Business Days prior to the Closing, Seller shall deliver to Purchaser a written statement setting forth its good faith estimate, as of the applicable Measurement Time, of (a) Cash, (b) Debt, (c) Working Capital, and any corresponding Working Capital Excess or Working Capital Deficit, as applicable and (d) Unpaid Company Transaction Expenses, together with the resulting calculation of the Closing Date Purchase Price, in each case, determined and calculated in accordance with the Accounting Principles and applicable definitions set forth herein, and accompanied by reasonably detailed calculations thereof and reasonable supporting documentation therefor (the “Estimated Statement”). From and after the delivery of the Estimated Statement until the Closing, Seller shall (x) afford and shall cause to be afforded to Purchaser and its Representatives, upon reasonable notice and during normal business hours, reasonable access to such properties, personnel responsible and knowledgeable about the information utilized in the preparation of the Estimated Statement and books and records of the Business and Seller, in each case, to the extent reasonably requested by Purchaser or any of its Representatives and to the extent reasonably relevant to the Estimated Statement and their review thereof and (y) reasonably cooperate with Purchaser and its Representatives in connection with their review of the Estimated Statement. Purchaser may provide Seller with comments to the Estimated Statement, and Seller shall consider in good faith any such comments and shall reflect any mutually agreed upon changes in, and redeliver to Purchaser, the Estimated Statement as soon as reasonably practicable thereafter; provided, that, (i) for the avoidance of doubt, if Seller disagrees with any such comments, the position of Seller with respect to such comments shall control for purposes of calculating the Closing Date Purchase Price and (ii) such review and comment process shall not cause the Closing to be delayed or to otherwise occur after the date and time it is required to occur pursuant to this Agreement. For the avoidance of doubt, the Estimated Statement will assume that any Deferred Business Transfer had occurred at the Closing.
Section 1.04    Post-Closing Adjustment.
(a)    As soon as reasonably practicable following the Closing Date, and, in any event, no later than 90 days thereafter, Purchaser shall prepare and deliver to Seller (i) an unaudited balance sheet of the Company Group as of the Closing (the “Closing Balance Sheet”) and (ii) a statement (the “Statement”) setting forth its good faith calculation, as of the applicable Measurement Time, of (A) Cash, (B) Debt, (C) Working Capital, and any corresponding

Working Capital Excess or Working Capital Deficit, as applicable, and (D) Unpaid Company Transaction Expenses, together with a calculation of the Purchase Price based on such amounts and reasonable supporting detail, in the case of each of clauses (i) and (ii), based on the books and records of the Company Group and determined and calculated in accordance with the Accounting Principles and applicable definitions set forth herein. If Purchaser fails to timely deliver or cause to be delivered a Statement in accordance with this Section 1.04(a), then the Estimated Statement shall be deemed to be the Statement, and Seller may deliver a Notice of Disagreement with respect thereto in accordance with Section 1.04(b) mutatis mutandis. For the avoidance of doubt, the Closing Balance Sheet and the Statement will assume that any Deferred Business Transfer had occurred at the Closing.
(b)    Following Seller’s receipt of the Statement, Seller and its Representatives shall be afforded the access and information contemplated by Section 1.04(d). The Statement shall become final and binding upon Seller and Purchaser at 11:59 p.m., New York City time, on the date that is 45 days following Seller’s receipt thereof (the “Disagreement Deadline”), unless Seller gives written notice to Purchaser of its disagreement with the Statement (a “Notice of Disagreement”) prior to such time, which Notice of Disagreement shall specify in reasonable detail each item or calculation subject to disagreement (each a “Disputed Item”); provided, however, that if Purchaser has not provided the access or information to Seller contemplated by this Section 1.04, then the Disagreement Deadline shall be automatically extended until the date that is five Business Days after Purchaser provides such access or information; provided, further, that no extension of the Disagreement Deadline shall apply unless Seller has made a written request (email being sufficient), in reasonable detail, for access or information reasonably necessary to review the Statement no later than five Business Days prior to the Disagreement Deadline, in which case the Disagreement Deadline shall be extended for up to five Business Days following provision of such access or information. Each item or calculation in the Statement not subject to a Notice of Disagreement shall become final and binding on the Parties on the Disagreement Deadline. If the Notice of Disagreement is delivered by Seller prior to the Disagreement Deadline, then the Statement (as revised in accordance with this Section 1.04) shall become final and binding upon Seller and Purchaser on the earlier of (A) the date Seller and Purchaser resolve in writing all differences they have with respect to all Disputed Items and (B) the date all Disputed Items are finally resolved in writing by the Accounting Firm pursuant to this Section 1.04. During the 30-day period following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences they have with respect to the matters specified in a Notice of Disagreement and agree in writing on a final and binding determination of all Disputed Items. If any Disputed Item remains in dispute (each such Disputed Item, a “Remaining Disputed Item”) at the end of the Resolution Period, then Seller and Purchaser shall engage the dispute resolution group of KPMG LLP or if KPMG LLP refuses such engagement, an internationally recognized independent accounting firm with an active practice area focused on post-merger and acquisitions purchase price dispute resolution mutually satisfactory to Seller and Purchaser (the “Accounting Firm”), to resolve any and all Remaining Disputed Items and, no later than 15 days following such engagement, shall submit to the Accounting Firm in writing their respective positions with respect to all Remaining Disputed Items. Seller and Purchaser shall jointly instruct the Accounting Firm that it (1) shall act as an expert and not as an arbitrator, (2) shall review only the Remaining Disputed Items,

(3) shall make its determination in accordance with the requirements of this Section 1.04 and based solely on the written submissions of Seller and Purchaser and their respective Representatives and not by independent review, (4) shall not assign a value for any Remaining Disputed Item that is greater than the greatest value or less than the smallest value claimed by Seller in the Notice of Disagreement or Purchaser in the Statement with respect to such Remaining Disputed Item and (5) shall render its written decision with respect to each Remaining Disputed Item as promptly as practicable, but in no event later than 30 days (or such longer period as mutually agreed by the Parties) after submission to the Accounting Firm of each such Remaining Disputed Item. Each of Seller and Purchaser shall furnish to the Accounting Firm such information relating to the Remaining Disputed Items as the Accounting Firm may reasonably request in connection with its determination of such Remaining Disputed Items. A true, correct and complete copy of all materials submitted to the Accounting Firm by or on behalf of Seller or Purchaser, as applicable, shall be provided to the other Party concurrently with the submission thereof to the Accounting Firm. For the avoidance of doubt, neither Seller nor Purchaser nor any of their Representatives shall have any ex parte communications (whether written or oral) with the Accounting Firm. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. The scope of the disputes to be resolved by the Accounting Firm shall be limited to whether there were mathematical errors in the Statement and whether any component of the Purchase Price as calculated in the Statement was calculated in accordance with the applicable definitions herein, the Accounting Principles and this Section 1.04, and the Accounting Firm is not authorized or permitted to make any other determination, including whether any inclusion in or omission from the Reference Balance Sheet is correct. Any determination by the Accounting Firm, and any work or analysis performed by the Accounting Firm in connection with its resolution of any dispute under this Section 1.04, shall not be admissible in evidence in any Proceeding between Seller and Purchaser, other than to the extent necessary to enforce any payment obligation under Section 1.04(c). Neither Seller nor Purchaser nor any of their respective Representatives shall disclose to the Accounting Firm, and the Accounting Firm shall not consider for any purpose, any settlement discussions or settlement offer made by or on behalf of Seller or Purchaser, unless otherwise agreed by Seller and Purchaser. Neither settlement discussions between the Parties pursuant to this Section 1.04 nor any settlement offer made by either Party shall be admissible in evidence in any Proceeding between Seller and Purchaser. Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to any matter contemplated by this Section 1.04, except as set forth in this Section 1.04. The Accounting Firm shall deliver its determination in writing, which determination shall be final, conclusive and binding on the Parties, absent manifest error or fraud. At any time, including following the Resolution Period, Seller and Purchaser may agree in writing to settle any Disputed Item, including any Remaining Disputed Item, which agreement shall be final and binding upon Seller and Purchaser; provided, that, if such Remaining Disputed Item has been submitted to the Accounting Firm, Seller and Purchaser shall jointly instruct the Accounting Firm not to resolve such Remaining Disputed Item, and if the Accounting Firm nonetheless resolves such Remaining Disputed Item, the agreement of Seller and Purchaser with respect to such Remaining Disputed Item shall control. The fees and expenses of the Accounting Firm in its capacity as such shall be borne by Seller and Purchaser in inverse proportion as the Parties may prevail on matters resolved by the Accounting

Firm, which proportionate allocations shall be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. For example, if Purchaser challenges the calculation of the Purchase Price by an amount of $100,000, but the Accounting Firm determines that Purchaser has a valid claim for only $70,000, then Seller shall bear 70% of such fees and expenses and Purchaser shall bear the other 30% of such fees and expenses. The fees, costs and expenses of Purchaser incurred in connection with its preparation of the Statement, its review of any Notice of Disagreement and its preparation of any written submission to the Accounting Firm shall be borne by Purchaser, and the fees, costs and expenses of Seller incurred in connection with its review of the Statement, its preparation of any Notice of Disagreement and its preparation of any written submission to the Accounting Firm shall be borne by Seller.
(c)    If the Closing Date Purchase Price is less than the Final Purchase Price, then Purchaser shall pay to Seller (or one or more of its designees) to one or more accounts designated in writing by Seller an aggregate amount equal to such difference by wire transfer of immediately available funds no later than five Business Days after the Statement becomes final and binding on Seller and Purchaser pursuant to Section 1.04(b). If the Final Purchase Price is less than the Closing Date Purchase Price, then Seller shall pay to an account designated in writing by Purchaser an aggregate amount equal to such difference by wire transfer of immediately available funds no later than five Business Days after the Statement becomes final and binding on Seller and Purchaser pursuant to Section 1.04(b).
(d)    Purchaser agrees that, from and after the Closing and until the date on which the Statement shall become final and binding on the Parties pursuant to Section 1.04(b), (i) it shall preserve the accounting books and records of the Company Group on which the Statement is based and shall not knowingly take any action with respect to such books and records that would obstruct, prevent or otherwise adversely affect the procedures or results of the procedures set forth in this Section 1.04 and (ii) it shall afford and cause to be afforded to Seller and its Representatives, in connection with the preparation of any Notice of Disagreement and any adjustment to the Purchase Price contemplated by this Section 1.04, reasonable access, upon reasonable notice and during normal business hours, to such properties and personnel responsible for and knowledgeable about the information utilized in the preparation of the Statement, and books and records of the Company Group and Purchaser’s and its accountants’ work papers (subject to execution of customary work paper access letters), in each case, as Seller may reasonably request and to the extent reasonably relevant to the Statement, any Notice of Disagreement and the adjustment contemplated by this Section 1.04, and Purchaser shall provide Seller, upon Seller’s reasonable request, with copies of any such books and records and work papers (subject to execution of customary work paper access letters).
(e)    Any amounts paid pursuant to Section 1.04(c) will constitute an adjustment to the Purchase Price for all purposes hereunder (including all applicable income tax purposes), unless otherwise required by applicable Law.
(f)    Notwithstanding any provision of this Agreement to the contrary, (i) the process and adjustment set forth in this Section 1.04 shall be the sole and exclusive remedy of the Parties with respect to the determination of the Purchase Price, the components thereof, and any dispute related to the foregoing and (ii) without limiting the generality of the foregoing, (A) Purchaser’s right, if any, to receive a payment pursuant to Section 1.04(c) shall be Purchaser’s and its Affiliates’ sole and exclusive remedy against Seller and its Affiliates in the event that the Final Purchase Price is less than the Closing Date Purchase Price, and (B) Seller’s right, if any, to receive a payment pursuant to Section 1.04(c) shall be Seller’s and its Affiliates’ sole and exclusive remedy against Purchaser and its Affiliates in the event that the Closing Date Purchase Price is less than the Final Purchase Price; provided, that nothing in this Section 1.04(f) shall prevent or otherwise restrict Purchaser’s ability to make or pursue claims under the R&W Insurance Policy.
Section 1.05    Foreign Transfer Agreements. The purchase and acquisition of the Foreign Interests at the Closing will, to the extent required by applicable Law, be effectuated pursuant to the relevant Foreign Transfer Agreements on a country-by-country basis. The Foreign Transfer Agreements shall not have any effect on the value being ascribed to any of the Company Entities by Seller and Purchaser, which value shall be determined solely in accordance with this Agreement, and in the event of any conflicts between any Foreign Transfer Agreement and this Agreement, the terms of this Agreement shall control in all respects. In furtherance of the foregoing, if the Parties determine that any portion of the Purchase Price should be paid pursuant to a Foreign Transfer Agreement, including as necessary to comply with any applicable Law, the Parties will make such payments in a manner which does not ultimately alter the aggregate amount of consideration to be paid by Purchaser for the Purchased Equity hereunder. Seller and Purchaser shall not, and shall cause their respective Affiliates not to, bring any Proceeding under any Foreign Transfer Agreement. Notwithstanding the foregoing, nothing in this Section 1.05 shall preclude Seller or Purchaser from bringing a Proceeding to enforce a Foreign Transfer Agreement in the jurisdiction in which such Foreign Transfer Agreement is executed solely to the extent required to perfect title to the applicable Foreign Interests or to comply with applicable Law; provided, that, such Proceeding is not otherwise prohibited by this Agreement.
Section 1.06    Withholding. In the event Purchaser determines that any portion of the Purchase Price would be subject to withholding under applicable Law, Purchaser shall use reasonable best efforts to notify Seller of such determination no less than five Business Days prior to the Closing Date and the Parties shall cooperate to reduce or minimize any such withholding; provided, that, notwithstanding the foregoing, the Parties agree that if Seller provides a properly completed and duly executed IRS Form W-9, no U.S. federal income Tax withholding shall be required on payments of the Purchase Price to Seller. If Seller and Purchaser cannot resolve any dispute regarding any proposed withholding by Purchaser, Seller shall have the opportunity to deliver to Purchaser an opinion of tax counsel reasonably satisfactory to Purchaser in form and substance reasonably acceptable to Purchaser, to the effect that it is at least more likely than not that such withholding is not required under applicable Law, in which case Purchaser shall not withhold on such portion of the Purchase Price; provided, however, that, in the absence of such opinion, Purchaser shall be entitled to withhold on such portion of the Purchase Price in accordance with applicable Law. If Purchaser will withhold on any portion of the Purchase Price pursuant to the terms of this Section 1.06, then, to the extent applicable, Seller and Purchaser shall cooperate with each other and shall agree on a reasonable allocation of a portion of the Purchase Price to the acquisition that is subject to such withholding prior to making any formal filing of withholding Tax Returns or the payment of withholding Taxes.
ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER
Except as disclosed in the Disclosure Schedule (subject to Section 11.07), Seller hereby represents and warrants to Purchaser and Purchaser Parent as follows:
Section 2.01    Organization and Standing.
(a)    Each member of the Company Group and each Seller Entity is an entity duly organized, validly existing and in good standing (as applicable) under the laws of its respective jurisdiction of incorporation, formation or organization and has (or after giving effect to the Company Internal Reorganization, will have) the requisite power and authority to carry on its business as it is now being conducted, except where such failure to be in good standing would not reasonably be expected to (i) be material or (ii) prevent or materially delay the consummation of the Transactions.
(b)    Each member of the Company Group and each Seller Entity is (or after giving effect to the Company Internal Reorganization, will be) duly qualified to do business and, where applicable, is in good standing under the laws of each state or other jurisdiction in which the ownership or use of the properties owned or used by it or the nature of the activities conducted by it requires such qualification, except, in each case, where such failure would not reasonably be expected to (i) be material to the Company Group or the Business, in each case, taken as a whole, or (ii) prevent or materially delay the consummation of the Transactions.
Section 2.02    Authority; Binding Effect.
(a)    Each member of the Company Group and each Seller Entity has the requisite corporate power and authority to execute and deliver each of the Transaction Documents to which such Person, as applicable, is or is specified to be a party and to consummate the Transactions contemplated thereby and perform their other obligations thereunder.
(b)    Assuming this Agreement has been duly authorized, executed and delivered by Purchaser, Seller has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of Seller, as applicable, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally, and subject to general principles of equity and the discretion of courts in granting equitable remedies whether in a Proceeding of law or in equity (collectively, the “Remedies Exception”).

(c)    At the time each Transaction Document to which any Seller Entity or member of the Company Group is specified to be a party is duly authorized, executed and delivered, and assuming such Transaction Document is duly authorized, executed and delivered by each other party thereto, the applicable Seller Entity or member of the Company Group will have duly authorized, executed and delivered such Transaction Document and such Transaction Document will constitute a legal, valid and binding obligation of such Seller Entity or member of the Company Group, enforceable against such Seller Entity or member of the Company Group in accordance with its terms, subject to the Remedies Exception.
Section 2.03    No Conflicts; Consents.
(a)    Assuming the delivery or receipt, as applicable, of the notices, consents, waivers, approvals and authorizations (each, a “Consent”) set forth in Section 2.03(a) of the Disclosure Schedule:
(i)    the execution and delivery of each Transaction Document to which any member of the Company Group is or is specified to be a party, the consummation by such member of the Company Group of the transactions contemplated thereby and the performance by such member of the Company Group of its obligations thereunder will not conflict with, or result in (in each case, with or without notice or lapse of time, or both) any violation of or default under, or any termination, amendment, cancellation or acceleration of any right or obligation under, or result in the creation of any Lien (other than a Permitted Lien) on the Purchased Equity, the Equity Interests of any member of the Company Group or the assets of the Business pursuant to, in each case, (A) the organizational documents of any member of the Company Group, (B) any Material Contract to which such Company Group member is party or (C) any Order or, subject to the Authorizations and Filings described in Section 2.03(b), applicable Law, other than, in the case of each of clauses (B) and (C), any such violation, default, termination, amendment, cancellation, acceleration or creation that would not reasonably be expected to, individually or in the aggregate, (x) be material to the Company Group or the Business, in each case, taken as a whole, or (y) prevent or materially delay the consummation of the Transactions; and
(ii)    the execution and delivery of each Transaction Document to which any Seller Entity is or is specified to be a party, the consummation by such Seller Entity of the transactions contemplated thereby and the performance by such Seller Entity of its obligations thereunder will not conflict with, or result in (in each case, with or without notice or lapse of time, or both) any violation of or default under, or any termination, amendment, cancellation or acceleration of any right or obligation under, or result in the creation of any Lien (other than a Permitted Lien) on the Purchased Equity, the Equity Interests of any member of the Company Group or the assets of the Business pursuant to, in each case, (A) the organizational documents of such Seller Entity, (B) any Contract to which such Seller Entity is a party that is material to Seller and its Subsidiaries, taken as a whole or (C) any Order or, subject to the Authorizations and Filings described in Section 2.03(b), applicable Law, other than, in the case of each of clauses (A), (B) and (C), any such violation, default, termination, amendment, cancellation, acceleration or creation that would not reasonably be expected to, individually or in the aggregate, (x) be material to the Company Group or the Business, in each case, taken as a whole, or (y) prevent or materially delay the consummation of the Transactions.
(b)    No consent, waiver, approval, clearance, license, permit or authorization of or by any Governmental Entity (each, an “Authorization”) or filing, application, notification or registration made to or with any Governmental Entity (each, a “Filing”), is required to be obtained or made by or with respect to any member of the Company Group or any Seller Entity in connection with the execution and delivery of the Transaction Documents, the consummation of the transactions contemplated thereby or the compliance by such Seller Entity, as applicable, with the terms and conditions of the Transaction Documents to which they are or are specified to be a party, other than (i) as may be required by the HSR Act and any other Required Approval, (ii) solely by reason of Purchaser’s or any of its Affiliate’s (as opposed to third parties’) participation in the transactions contemplated by any of the Transaction Documents, (iii) obtaining or making the Authorizations or Filings, or compliance with any other regulatory requirement, in each case, as set forth in Section 2.03(b) of the Disclosure Schedule and (iv) such Authorizations or Filings, the absence of which or the failure of which to be obtained or made, would not reasonably be expected to, individually or in the aggregate, (x) be material to the Company Group or the Business, in each case, taken as a whole or (y) prevent or materially delay the consummation of the Transactions.
Section 2.04    Ownership of the Purchased Equity; Capitalization; Subsidiaries.
(a)    (i) On the Effective Date, Seller and one or more of its Subsidiaries has and (ii) on the Closing Date, either Seller or another Seller Entity will have, good and valid title to the Purchased Equity, free and clear of all Liens (other than Liens arising out of, under or in connection with the Securities Act or any other applicable securities Laws), and is (or will be, as applicable) the legal, record and beneficial owner thereof. The Purchased Equity constitutes all of the outstanding Equity Interests in the Company Entities. Except for the Purchased Equity, there are no Equity Interests in, or voting securities of, the Company Entities that are issued, reserved for issuance or outstanding. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Purchased Equity, at the Closing (or Deferred Closing, as applicable), good and valid title to the Purchased Equity will pass to Purchaser, free and clear of all Liens (other than Liens arising out of, under or in connection with the Securities Act or any other applicable securities Laws).
(b)    The Purchased Equity has been duly authorized and validly issued and, as applicable, is fully paid and non-assessable. The Purchased Equity has not been issued in violation of, and is not subject to, any preemptive, subscription, voting or similar right under any provision of applicable Law, the organizational documents of the Company Entities or any Contract to which the Company Entities are subject or bound. There are no outstanding warrants, options, “phantom” stock rights, stock appreciation rights, stock-based performance units or convertible or exchangeable securities pursuant to which any of the Company Entities or any of their respective Subsidiaries is or may become obligated to issue, sell, grant or pay any amount relating to (i) any Equity Interest in any Company Entity or (ii) any security convertible into, or exercisable or exchangeable for, any Equity Interest in any Company Entity. Other than this Agreement, the Purchased Equity is not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting or disposition of the Purchased Equity.
(c)    Section 2.04(c) of the Disclosure Schedule sets forth, as of the Effective Date, a true, correct and complete list of each Company Subsidiary, the number of outstanding shares of each class of capital stock or other Equity Interests of each Company Subsidiary (collectively, the “Company Subsidiary Equity Interests”) and the record and beneficial owners thereof. The Company Subsidiary Equity Interests have been duly authorized and validly issued and, as applicable, are fully paid and non-assessable. The Company Subsidiary Equity Interests have not been issued in violation of, and are not subject to, any preemptive, subscription, voting or similar right under any provision of applicable Law, the organizational documents of the applicable Company Subsidiary or any Contract to which the applicable Company Subsidiary is subject or bound. Each Company Entity has, or after giving effect to the Company Internal Reorganization, will have, good and valid title to, directly or indirectly, all of the Company Subsidiary Equity Interests for its respective Company Subsidiaries, free and clear of all Liens (other than Liens arising out of, under or in connection with the Securities Act or any other applicable securities Laws). There are no outstanding warrants, options, “phantom” stock rights, stock appreciation rights, stock-based performance units or convertible or exchangeable securities pursuant to which any of the Company Entities or Company Subsidiaries or any of their respective Subsidiaries is or may become obligated to issue, deliver, sell, grant or pay any amount relating to (i) any equity interest in any Company Subsidiary or (ii) any security convertible into, or exercisable or exchangeable for, any equity interest in any Company Subsidiary. Other than the Company Subsidiaries and the ownership interests set forth in Section 2.04(c) of the Disclosure Schedule, after giving effect to the Company Internal Reorganization, the Company Entities do not own, directly or indirectly, any Equity Interest in, or voting security of, any Person.
Section 2.05    Financial Statements.
(a)    Section 2.05(a)(i) of the Disclosure Schedule sets forth true, correct, and complete copies of the audited combined balance sheets of the Business as of December 31, 2024 and December 31, 2025 (the balance sheet of the Business as of December 31, 2025, the “Latest Balance Sheet” and such date, the “Latest Balance Sheet Date”) and the related audited combined statements of operations, comprehensive income (loss) and cash flows of the Business for the years ended December 31, 2024 and December 31, 2025 (such financial statements, together, the “Financial Statements”). Except as set forth in Section 2.05(a)(ii) of the Disclosure Schedule, the Financial Statements (i) were derived from the books and records of Seller, which are maintained in all material respects throughout the relevant periods in accordance with GAAP and (ii) fairly present in all material respects in accordance with GAAP the financial position, results of operations, revenues and operating expenses of the Business as of the dates and for the periods indicated therein; provided, that the Financial Statements and the foregoing representations and warranties are qualified by the fact that (w) the Business has not operated as a separate “stand-alone” entity, (x) stand-alone financial statements have not been historically prepared for the Business, (y) the Business has been allocated certain charges and credits which do not necessarily reflect amounts that would have resulted from arm’s length transactions or the

Business would incur on a standalone basis, including after giving effect to the covenants and agreements of the Parties contained herein or in any of the other Transaction Documents and (z) the Financial Statements are not indicative of what the financial position or results of operations of the Business will be in the future.
(b)    There are no significant deficiencies in the design or operation of Seller’s or its Subsidiaries’ internal controls that could reasonably be expected to materially affect any of Seller’s or its Subsidiaries’ ability to record, process, summarize and report financial data with respect to the Business.
(c)    Section 2.05(c) of the Disclosure Schedule sets forth a list of all material (i) Seller Guarantees and (ii) guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by third parties (other than Seller or any of its Affiliates) for the benefit of the Company Group or provided by the Company Group for the benefit of third parties (other than Seller or any of its Affiliates), in each case, in effect as of the Effective Date.
Section 2.06    No Undisclosed Liabilities. No member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has any material Liability (including any Business Liability), whether absolute, contingent, accrued or otherwise, that would be required to be reflected or reserved against on a balance sheet (or notes thereto) of the Business prepared in accordance with GAAP, other than Liabilities (a) specifically reflected on, or adequately reserved against in, the Latest Balance Sheet, (b) incurred since the Latest Balance Sheet Date in the ordinary course of business (none of which is a Liability for breach of Contract, breach of warranty, tort, infringement, violation of applicable Law, any environmental matter, misappropriation or that relates to any Proceeding), (c) as specifically contemplated by the Transaction Documents, (d) that are for executory obligations for performance, but not breach, under the express terms of any Contract made available to Purchaser, or (e) that are specifically included (on a dollar-for-dollar basis) in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04.
Section 2.07    Taxes. Solely for purposes of Section 2.07, as applicable, the term “Company Group” shall include any Person that, after giving effect to the Company Internal Reorganization, will be a direct or indirect Subsidiary of a Company Entity (which, for the avoidance of doubt, shall not include any Seller Entity or any owner thereof).
(a)    Each member of the Company Group has (within any applicable automatic extension periods to file Tax Returns obtained in the ordinary course of business) filed, or caused to be filed, all material Tax Returns that are required to be filed by each member of the Company Group under applicable Law. Each such Tax Return is true, correct and complete in all material respects and has been prepared in compliance in all material respects with applicable Law, and all material Taxes due and payable by each member of the Company Group (whether or not shown to be due and payable on such Tax Returns) have been paid timely in full.
(b)    There is no Lien (other than any Lien for any Taxes not yet due and payable) for material Taxes on any asset of the Company Group.

(c)    No member of the Company Group has waived any statute of limitations in respect of material Taxes or obtained any extension of time (other than automatic extensions to file Tax Returns obtained) with respect to an assessment or deficiency for material Taxes, which waiver or extension is still in effect, and no written request for any waiver or extension of statutes of limitation with respect to such Taxes or Tax Returns is currently outstanding (other than any automatic extensions to file Tax Returns).
(d)    There is no claim, audit, Proceeding or examination now pending or, to the Knowledge of Seller, threatened against or with respect to any member of the Company Group, in respect of any material Taxes by a Governmental Entity, and no member of the Company Group has received any written notice of proposed deficiency or adjustment for material unpaid Taxes asserted by any Governmental Entity against any member of the Company Group, in each case, that has not otherwise been settled, resolved or dismissed with no Liability or reasonable possibility of Liability to the Company Group or the Business.
(e)    No member of the Company Group is a party to or bound by any Tax allocation, Tax indemnity, Tax reimbursement or Tax sharing agreement pursuant to which it will have any obligation to make any payments after the Closing, other than any such agreement entered into the principal purpose of which is not the allocation or sharing of any Tax.
(f)    No member of the Company Group files or has filed any U.S. Tax Return for an affiliated, consolidated, combined or unitary group, other than for a Seller Tax Group, and no member of the Company Group has been a member of any affiliated, consolidated, combined or unitary group for U.S. federal income Tax purposes, other than a Seller Tax Group.
(g)    No member of the Company Group has any liability for material Taxes of any Person under Treasury Regulations Section 1.1502-6 (other than a member of a Seller Tax Group) or as a transferee or successor, or by Contract (other than a Contract the primary purpose of which is not Taxes).
(h)    No member of the Company Group has entered into or participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) (other than a “loss” transaction) or any analogous provision of state, local or non-U.S. Tax Law.
(i)    Each member of the Company Group has deducted, withheld and paid to the appropriate Taxing Authority all material amounts of Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, customer, creditor, stockholder or other third party. Each member of the Company Group has properly collected all material sales and use Taxes required to be collected, and has in all material respects properly remitted all such amounts to the appropriate Taxing Authority, and has in all material respects timely and properly collected, maintained and, where applicable, validated all resale and exemption certificates and other documentation required to be collected and maintained to support any exemption from the collection of material sales and use Taxes. Each member of the Company Group has complied in all material respects with applicable value-added Tax, goods and services Tax and similar indirect Tax invoicing, reporting and payment obligations in jurisdictions in which it is registered or required to be registered.

(j)    Since January 1, 2021, no written claim has been made by a Taxing Authority (and received by the Company Group) in a jurisdiction in which no member of the Company Group files Tax Returns that a member of the Company Group is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction, which claim has not been fully paid, settled or otherwise completely and finally resolved.
(k)    No member of the Company Group (i) has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the Effective Date that was purported or intended to be governed by Section 355 of the Code, (ii) has, within the two-year period ending on the Effective Date, distributed the stock of any corporation or had its stock or equity interests distributed by another Person in a transaction satisfying or intending to satisfy the requirements of Section 361 of the Code or (iii) has otherwise engaged in a transaction intended to be governed in whole or part by Section 361 of the Code.
(l)    The U.S. federal income Tax classification of each member of the Company Group as of the Effective Date and, after giving effect to the Company Internal Reorganization, on the Closing Date, is correctly set forth in Section 2.07(l) of the Disclosure Schedule. To the extent any member of the Company Group has made or, prior to the completion of the Company Internal Reorganization, will make, an election (other than any election effective as of the date of formation of such applicable entity) to modify its entity classification pursuant to Treasury Regulation Section 301.7701-3 within the last 60 months prior to the Closing Date, such election shall be set forth in Section 2.07(l) of the Disclosure Schedule.
(m)    No member of the Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date (including, for the avoidance of doubt, pursuant to Code Sections 263A or Section 481); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. Tax law); (iii) installment sale or open transaction made prior to the Closing Date; (iv) prepaid amount or deferred revenue received or accrued prior to the Closing Date, in each case, outside the ordinary course of business; (v) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (vi) intercompany transactions or any excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) in existence on or prior to the Closing Date; or (vii) like-kind exchange under Section 1031 of the Code on or prior to the Closing Date.
(n)    No member of the Company Group has a permanent establishment (within the meaning of an applicable Tax treaty or Tax Law) in any country other than the country of its formation.
(o)    To the Knowledge of Seller, no member of the Company Group is, or has been since January 1, 2023, required to report, under Section 999 of the Code, operations in a country subject to an international boycott.

(p)    No member of the Company Group that is not a U.S. person or a “controlled foreign corporation” of any Seller Entity as of the Closing Date is a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(q)    The unpaid Taxes of each member of the Company Group as of the Effective Date do not, as of the Latest Balance Sheet Date, materially exceed the reserves for Tax Liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected on the Latest Balance Sheet.
(r)    No member of the Company Group has entered into any gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8 that would be in effect and binding on Purchaser after the Closing Date.
(s)    No member of the Company Group has requested or received a Tax ruling, private letter ruling, technical advice memorandum, competent authority relief or similar agreement from any Taxing Authority, in each case, that would be binding on any member of the Company Group after the Closing.
(t)    No member of the Company Group has any material liability for escheat or unclaimed property obligations, and no material deficiencies for unpaid escheat or unclaimed property obligations have been proposed, asserted or assessed in writing that have not been resolved, settled or dismissed.
(u)    No member of the Company Group has purchased or sold (or entered into any agreement to purchase or sell) any material amount of Tax credit pursuant to Sections 6417 or 6418 of the Code (or any corresponding, comparable, or similar provision of state, local, or non-U.S. Law).
Section 2.08    Good and Valid Title to Assets. As of the Effective Date, Seller and its Subsidiaries have, and, as of the Closing and giving effect to the Company Internal Reorganization, the Company Group will have, good and valid title to, or valid and enforceable rights to use, all of the properties and assets (whether tangible or intangible) of the Business, including all assets reflected in the Latest Balance Sheet and acquired by the Business after the Latest Balance Sheet Date, other than assets sold or disposed of in the ordinary course of business and in accordance with this Agreement following the Effective Date. All such properties and assets are free and clear of all Liens, other than Permitted Liens.
Section 2.09    Real Property.
(a)    Section 2.09(a) of the Disclosure Schedule sets forth a true, correct and complete list of all fee-owned real property owned by any member of the Company Group and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) (such real property, together with such member’s right, title and interest in all buildings, improvements and fixtures thereon and all other appurtenances thereto, the “Owned Property”). Seller and each of its Subsidiaries have good and marketable title to and possession of all Owned Property, in each case, free and clear of all Liens (other than any Permitted Liens).

(b)    Section 2.09(b) of the Disclosure Schedule sets forth a true, correct and complete list by street address of all material real property of which any member of the Company Group and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) is a lessee, sublessee, occupant or licensee (such real property, the “Leased Property”, and together with the Owned Property, collectively, the “Real Property” and each lease, sublease, license or other agreement in respect of any Leased Property each, a “Lease”). Seller has made available to Purchaser true, correct and complete copies of each Lease. Except as set forth in Section 2.09(b) of the Disclosure Schedule, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable, in full force and effect, (ii) Seller and each of its Subsidiaries’ possession and quiet enjoyment of the Leased Property under such Lease has not been disturbed, (iii) to the Knowledge of Seller, there are no disputes with respect to such Lease, (iv) neither Seller nor any of its Subsidiaries has collaterally assigned or granted any other security interest in such Lease or any interest therein, (v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full and (vi) neither Seller nor any of its Subsidiaries owes any outstanding brokerage commissions or finder’s fees with respect to such Lease.
(c)    Except as set forth in Section 2.09(c) of the Disclosure Schedule, no member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has granted to any Person any right to use or occupy all or any portion of any Real Property.
(d)    Neither Seller nor any of its Subsidiaries nor, to the Knowledge of Seller, any other party under any Lease is in default under any Lease, and no event has occurred that, with or without notice or lapse of time, or both, would reasonably be expected to constitute a default under, or cause the termination of, any Lease.
(e)    None of Seller or any of its Subsidiaries has received written notice of (i) any pending Proceeding, claim or dispute or (ii) to the Knowledge of Seller, any threatened Proceeding, claim or dispute, in each case, that challenges the ownership, possession, use or quiet enjoyment of any Real Property that is exclusively related to the Business.
Section 2.10    Intellectual Property.
(a)    As of the Effective Date, Seller or one of its Subsidiaries, exclusively owns, and with respect to the Business Registered Intellectual Property, is the record owner of, all right, title and interest in and to, the Business Intellectual Property, or has a valid right to use all other material Intellectual Property used in, held for use in, practiced in or necessary for the conduct of the Business as of the Effective Date, free and clear of all Liens (other than Permitted Liens). As of the Closing, the Company Group will exclusively own all right, title and interest in the Business Intellectual Property, or have a valid right to use all other material Intellectual Property used in, held for use in, practiced in or necessary for the conduct of the Business as of the Closing, free and clear of all Liens (other than Permitted Liens), (i) assuming the receipt of all Consents described in Section 2.03(a) of the Disclosure Schedule or Section 3.03(a) of the Disclosure Schedule and Authorizations described in Section 2.03(b) of the Disclosure Schedule or Section 3.03(b) of the Disclosure Schedule prior to the Closing, (ii) taking into account the Company Internal Reorganization and (iii) other than Excluded Assets or rights of Purchaser or any of its Affiliates pursuant to the express terms of the Transaction Documents immediately following the Closing.
(b)    Section 2.10(b) of the Disclosure Schedule sets forth a true, correct and complete list, as of the Effective Date, of all Business Registered Intellectual Property (provided that only material domain names are required to be listed). The material registered Business Registered Intellectual Property is subsisting and, to the Knowledge of Seller, valid and enforceable.
(c)    As of the Effective Date, no material claim is pending or, since January 1, 2021, to the Knowledge of Seller, has been threatened, against Seller or its Subsidiaries by any Person challenging the ownership, validity or enforceability of any Business Intellectual Property.
(d)    The conduct of the Business as presently conducted does not infringe, misappropriate or otherwise violate, and since January 1, 2021 has not infringed, misappropriated or otherwise violated, the Intellectual Property rights of any other Person, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group or the Business, in each case, taken as a whole. To the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating in any material respect any Business Intellectual Property.
(e)    There are no Proceedings (including any oppositions, inter partes reviews, covered business method reviews, post grant reviews, interferences or re-examinations) settled, pending or, to the Knowledge of Seller, threatened (including in the form of offers to obtain a license), in each case since January 1, 2021: (i) alleging any infringement, misappropriation or other violation of the Intellectual Property of any Person by Seller or any of its Subsidiaries in connection with the Business, except for Proceedings that would not, individually or in the aggregate, reasonably be expected to be material to the Company Group or the Business, in each case, taken as a whole, (ii) challenging the validity, enforceability, registrability or ownership of any material Business Intellectual Property or Seller’s or any of its Subsidiaries’ rights with respect to any Business Intellectual Property in any material respect or (iii) by Seller or any of its Subsidiaries alleging any infringement, misappropriation, dilution or violation by any Person of any material Business Intellectual Property.
(f)    The Company Group has taken commercially reasonable measures designed to protect and maintain the secrecy and confidentiality of material Trade Secrets included in the Business Intellectual Property. To the Knowledge of Seller, since January 1, 2021, no Person who was an employee or contractor of the Company Group as of the Effective Date, or former employee or contractor of the Company Group as of the Effective Date, has misappropriated any such Trade Secrets included in the Business Intellectual Property.
(g)    Each current and former employee or contractor of the Company Group that created or developed material Business Intellectual Property has assigned in writing all of such Person’s right, title and interest to such Intellectual Property to Seller or its Subsidiaries (including any member of the Company Group) or such rights have automatically vested to Seller or any of its Subsidiaries by operation of Law. No current or former employee or contractor of Seller or any of its Subsidiaries as of the Effective Date has any right, title, claim or interest in or to any such Business Intellectual Property.
(h)    None of Seller or any of its Subsidiaries with respect to the Business is or, since January 1, 2021 has been, a member or promoter of, or a contributor to, any active industry standards body or similar standard setting organization that would require Seller or any of its Subsidiaries to grant or offer to any other person any license or right to any material Business Intellectual Property.
(i)    No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create or otherwise develop any material Business Intellectual Property, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining ownership rights in (or options to obtain ownership rights in), licenses to (or options to receive licenses to) or other rights to use or exploit any such Intellectual Property.
(j)    Seller and each of its Subsidiaries have taken commercially reasonable actions to police all Marks included in the Business Intellectual Property against unauthorized use by third Persons.
(k)    Section 2.10(k) of the Disclosure Schedule sets forth a true, correct and complete list of all material Business-Owned Software distributed or made available to customers or other Persons or otherwise material to the conduct of the Business. Seller and each of its Subsidiaries have developed the material Business-Owned Software through the efforts of its respective employees or contractors and for its own account and such Business-Owned Software does not incorporate any contributions claimed to be proprietary that were made by a third-party developer, contractor or consultant who has not assigned any such contribution and all Intellectual Property therein to Seller or such Subsidiary. The source code for the material Business-Owned Software is and has been maintained in confidence and is not maintained (or required to be maintained) in a software escrow for any customer or other Person. Seller and its Subsidiaries have actual possession of the source code for the Business-Owned Software. None of Seller or any of its Subsidiaries has received notice from any Person claiming any right, title or interest in the material Business-Owned Software.
(l)    Except as set forth in Section 2.10(l) of the Disclosure Schedule, except as would not, individually or in the aggregate, be material to the Company Group or the Business, in each case, taken as a whole, (i) none of Seller or any of its Subsidiaries has used any Open Source Materials in a way that requires any material Business-Owned Software combined with, linked with, incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) redistributable at no charge or (D) licensed on terms that permit reverse engineering of such Software and (ii) the use and distribution of all Open Source

Materials by Seller or any of its Subsidiaries is in compliance, in all material respects, with all Open Source licenses applicable thereto.
(m)    The Business IT Systems are adequate and sufficient in all material respects for the operation of the Business as presently conducted. Seller and each of its Subsidiaries have taken commercially reasonable steps designed to maintain and protect the integrity and operation of the Business IT Systems.
(n)    Since January 1, 2021, there have been no material unplanned malfunctions, failures, crashes, disruptions, security incidents or unauthorized access or other materially adverse events affecting the Business IT Systems and there are no such events that have not been remediated in all material respects. Since January 1, 2021, there have not been any material Proceedings involving any member of the Company Group or, to the extent related to the Business, the Seller or any of its Subsidiaries (other than the Company Group), in each case, affecting the Business IT Systems.
(o)    To the Knowledge of Seller, the Business IT Systems do not contain any code, virus, trojan horse, worm, software or any other mechanisms which are designed to disrupt, disable, erase or harm any of the foregoing’s operation or cause any of the foregoing to damage or corrupt any data, hardware, storage media, programs, equipment or communications in any material respect.
(p)    As of the Effective Date, Seller or one of its Subsidiaries and, as of the Closing (assuming completion of the Company Internal Reorganization), a member of the Company Group will (i) exclusively own all worldwide rights, title and interest in the Business-Owned Software or have the following rights, to the extent they arise as a result of ownership thereof and subject to any Permitted Liens: exclusive, unlimited and unrestricted, perpetual, irrevocable, worldwide, sub-licensable (through multiple tiers) and transferable, fully paid up and royalty-free rights to exploit, exercise and use the Business-Owned Software for any purpose permitted under applicable Law, including the rights to use, copy, reproduce, adapt, arrange, alter, modify, create derivative works of, distribute, display, make publicly available, market, offer for sale, sell, export and import the Business-Owned Software and have any of the aforementioned done, (ii) have in its possession the source code and material development documentation of all Business-Owned Software and (iii) have not granted any exclusive licenses to a third party in respect of Business-Owned Software. The Business-Owned Software is free and clear from any Liens (other than Permitted Liens).
Section 2.11    Privacy and Data Security.
(a)    Each member of the Company Group and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) complies, and since January 1, 2021, has complied, in all material respects with all Privacy and Data Security Requirements. Each member of the Company Group and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) has since January 1, 2021 (i) been in compliance in all material respects with all Contracts to which such Person is bound to the extent with respect to data protection, privacy and security of Personal Data, (ii)

implemented, maintained and complied, in each case in all material respects, with written privacy policies and procedures, including physical, administrative and technical safeguards designed to protect Personal Data from unauthorized use, disclosure, access or Processing, (iii) periodically assesses and updates, as reasonably necessary to comply in all material respects with applicable Data Protection Laws, all privacy policies and procedures and (iv) posted, to the extent required by applicable Data Protection Laws, a public-facing privacy policy, and each member of the Company Group and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) has complied in all material respects with such privacy policy (such policies and other documents referenced in subsection (ii)-(iv) herein collectively referred to as the “Privacy and Security Policies”). The Privacy and Security Policies comply in all material respects with all Data Protection Laws.
(b)    Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company Group or the Business, in each case, taken as a whole, since January 1, 2021, no member of the Company Group nor, to the extent related to the Business, Seller or any of its Subsidiaries, (i) has suffered or is presently suffering a Security Incident, and (ii) has been or is now required to notify any Person of any such Security Incident. Since January 1, 2021, none of any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) have paid any material ransom to any perpetrator of any actual or, to the Knowledge of Seller, threatened Security Incident or cyberattack, including a ransomware attack or denial-of-service attack.
(c)    Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company Group or the Business, in each case, taken as a whole, there are no pending complaints, Proceedings, fines or other penalties facing any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group), and since January 1, 2021, no notice, claim or enforcement action has been served on, or initiated against, any member of the Company Group, or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group), in each case in connection with any actual, alleged or suspected non-compliance with Privacy and Data Security Requirements, or related to any actual, alleged or suspected Security Incident.
(d)    Each member of the Company Group and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) regularly performs security risk assessments, vulnerability scans and privacy impact assessments to the extent required by applicable Data Protection Laws or industry standard practices. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company Group or the Business, in each case, taken as a whole, each member of the Company Group and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) has reasonably remediated, or is in the process of reasonably remediating in accordance with its security policies and procedures, any critical or high vulnerabilities or material risks identified in any such assessments or tests.
(e)    To the Knowledge of Seller and assuming the receipt of all Consents described in Section 2.03(a) of the Disclosure Schedule or Section 3.03(a) of the Disclosure

Schedule and Authorizations described in Section 2.03(b) of the Disclosure Schedule or Section 3.03(b) of the Disclosure Schedule, the execution, delivery and performance of this Agreement, and the consummation of the Transactions contemplated hereby, do not and will not result in a violation in any material respect or material breach of any applicable: (i) Privacy and Data Security Requirements; or (ii) Contracts to which any member of the Company Group is a party to the extent relating to the privacy, security or Processing of Personal Data.

Section 2.12    Contracts.
(a)    Except for the Contracts described in clause (iv) of this Section 2.12(a), Seller has made available to Purchaser a true, correct and complete copy of each of the following Contracts (other than any Transaction Document or Benefit Plan) to which any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) is a party or by which property of the Business is bound as of the Effective Date, including, as applicable, all schedules, exhibits and other attachments thereto and all amendments thereto (each such Contract, including the Contracts described in clause (iv) of this Section 2.12(a), the “Material Contracts”):
(i)    that is a collective bargaining agreement, works council agreement, recognition agreement or similar Contract with any labor organization representing any Business Employees (each, a “Union Contract”);
(ii)    that (A) materially restricts the ability of the Business or any member of the Company Group to compete in any business or with any Person in any geographic area, (B) contains a grant of exclusivity with respect to the Business to any other Person, (C) contains “most favored nation” or similar pricing provisions in favor of any other Person applicable to the Business, (D) contains any “take or pay”, “sole source” or “requirements” obligations or (E) grants a right of first refusal, right of first negotiation or right of first offer in favor of any other Person with respect to the Business, its assets or the Equity Interests any member of the Company Group;
(iii)    pursuant to which any member of the Company Group or, to the extent related to the Business is obligated to make aggregate future payments to any other Person, or pursuant to which any Person is required to make aggregate future payments to the Business, in each case, in excess of $5,000,000 during any 12-month period, but excluding (A) any such Contract which so requires aggregate future payments by any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) but is terminable by the Business by notice of not more than 90 days without penalty, and (B) any purchase order or sales order entered into in the ordinary course of business;
(iv)    that is an agreement with respect to the Business with any Material Customer or Material Supplier, other than purchase orders entered into in the ordinary course of business in an amount less than $5,000,000;

(v)    that evidences outstanding Debt of any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) in an amount exceeding, individually, $5,000,000;
(vi)    that creates any material Lien (other than any Permitted Lien) upon any Owned Property or any Leased Property;
(vii)    pursuant to which any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the ordinary course of business), in each case, in an amount exceeding, individually, $1,000,000;
(viii)    pursuant to which any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) acquired or disposed of, or has agreed to acquire or dispose of, any asset, property or business (whether by merger, sale of Equity Interests, sale of assets or otherwise) from or to an unrelated third party for consideration exceeding $10,000,000 and has any material continuing obligations for any party thereto, except for any acquisition or disposition of finished goods in the ordinary course of business;
(ix)    that creates or governs any material joint venture, partnership or similar arrangement with respect to the Business;
(x)    pursuant to which (A) any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) is granted any material license to use any Intellectual Property or (B) any third party is granted any material license to use any Business Intellectual Property, in each case, other than non-exclusive licenses (including sublicenses) (1) for generally commercially available, off-the-shelf software under standard terms, (2) granted by the Business in the ordinary course of business or (3) that are incidental to the subject matter of the applicable Contract, the commercial purpose of which is primarily for something other than such license;
(xi)    involving any resolution or settlement of any actual or threatened Proceeding with respect to any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group), which imposes monetary obligations with unsatisfied amounts in excess of $1,000,000 or any material continuing non-monetary obligations (other than customary confidentiality, non-disparagement, admission of non-liability or other similar obligations) on such Person;
(xii)    involving capital expenditures or the acquisition or construction of fixed assets involving future payments in excess of $2,000,000 per project or $15,000,000 in the aggregate during the 12-month period following the Effective Date;

(xiii)    that is an employment Contract with any Transferred Employees who are Executive Band Employees (as defined in Seller’s human resources information system);
(xiv)    that is a Contract with a Governmental Entity; or
(xv)    pursuant to which any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) is required to make any loan, advance or capital contribution to any Person, or investment in any Person, in each case, in excess of $200,000.
(b)    Each Material Contract is a legal, valid and binding obligation, as of the Effective Date, of Seller or the applicable Subsidiary thereof (including a member of the Company Group), in each case, party thereto and, to the Knowledge of Seller, each other party thereto, in full force and effect and enforceable by Seller or such Subsidiary or member of the Company Group, as applicable, and, to the Knowledge of Seller, each other party thereto, in each case, in accordance with its terms (subject to the Remedies Exception).
(c)    None of Seller or any of its Subsidiaries has, since January 1, 2021, received any written notice alleging that Seller, such Subsidiary or the Business, is in breach or default in any material respect of or under any Material Contract, which breach or default remains uncured.
(d)    To the Knowledge of Seller, no counterparty to any Material Contract is (or, with or without notice or lapse of time, or both, would be) in breach or default in any material respect thereunder.
Section 2.13    Permits.
(a)    As of the Effective Date, Seller and each of its Subsidiaries, collectively, own or possess all right, title and interest in and to, and are in compliance with, and, following the completion of the Company Internal Reorganization, the members of the Company Group, collectively, will own or possess all right, title and interest in and to, and will be in compliance with, each material Permit required for the ownership of its respective properties and assets and the conduct and operation of the Business as presently conducted (each such Permit, a “Company Permit”), and no notices have been received by Seller or any of its Subsidiaries alleging the failure to hold any of the foregoing. A true, correct and complete list setting forth each Company Permit held as of the Effective Date has been made available to Purchaser. As of the Effective Date, Seller and each of its Subsidiaries have obtained with respect to the Business and, as of Closing, the applicable members of the Company Group will possess, all required registrations and other certifications required for the conduct and operation of their respective business (including the Business) in the jurisdictions in which they operate, except as would reasonably be expected to, individually or in the aggregate, be material to the Business, taken as a whole.
(b)    Since January 1, 2021, neither Seller nor any of its Subsidiaries has received any written notice from a Governmental Entity of (i) any Proceeding relating to the revocation or modification of any Company Permit or (ii) any alleged breach of any Company Permit.
Section 2.14    Proceedings.
(a)    Except as set forth in Section 2.14(a) of the Disclosure Schedule, there is no (and since January 1, 2021 there has not been any) (i) Proceeding pending or, to the Knowledge of Seller, threatened by or against (A) any member of the Company Group, (B) Seller or any of its Subsidiaries (other than the Company Group) to the extent related to the Business or its assets, (C) the Business or its assets or (D) any officer or director, in their capacity as such, of any member of the Company Group, or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) and (ii) to the Knowledge of Seller, there has not been any other notice of any investigation or inquiry by any Governmental Entity with respect to any actual or alleged non-compliance with any applicable Law by the Business, any member of the Company Group, or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group), in the case of each of clause (i) and (ii), which is, or would reasonably be expected to be, material to the Business, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the Transactions.
(b)    Since January 1, 2021, no member of the Company Group, nor, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group), has been subject to, or in default under, any material Order.
Section 2.15    Benefit Plans.
(a)    Section 2.15(a)(i) of the Disclosure Schedule sets forth a true, correct and complete list of all material Benefit Plans, listed separately by each jurisdiction but excluding (i) any Benefit Plan in any jurisdiction that has engaged a PEO or that will engage a PEO in connection with the Company Internal Reorganization, (ii) any Benefit Plan required to be maintained by applicable Law and (iii) any employment agreement that (A) is substantially consistent in all material respects with an applicable form employment agreement or form offer letter made available to Purchaser prior to the Effective Date, (B) does not provide for severance or termination pay in excess of that required by applicable Law and (C) is with an employee who is not an Executive Band Employee (as defined in Seller’s human resources information system) (such material Benefit Plans set forth in Section 2.15(a)(i) of the Disclosure Schedule, other than plans provided by a PEO, the “Material Benefit Plans”). Section 2.15(a)(ii) of the Disclosure Schedule sets forth a true, correct and complete list of each material Business Benefit Plan, listed separately by each material jurisdiction in which the Business operates, excluding (i) any Benefit Plan required to be maintained by applicable Law, (ii) any Business Benefit Plan in any jurisdiction that has engaged a PEO or that will engage a PEO in connection with the Company Internal Reorganization and (iii) any employment agreement that (A) is substantially consistent in all material respects with an applicable form employment agreement or form offer letter made available to Purchaser prior to the Effective Date, (B) does not provide for severance or termination pay in excess of that required by applicable Law and (C) is with an employee who is not an Executive Band Employee (as defined in Seller’s human resources information system), and designates which are provided by a PEO (such Business Benefit Plans set forth in Section 2.15(a)(ii) of the Disclosure Schedule, other than plans provided by a PEO, the “Material Business Benefit Plans”).
(b)    With respect to each Material Benefit Plan, the Company Group has made available to Purchaser true, correct and complete copies of a summary of the material terms of such Material Benefit Plan and, to the extent applicable, the most recent IRS determination or opinion letter. With respect to each Material Business Benefit Plan, the Company Group has made available to Purchaser, to the extent applicable: (i) the plan documents, with all amendments, or a blank form employment agreement or offer letter used for multiple employees; (ii) the most recent summary plan description; (iii) the most recent determination or opinion letter received from the Internal Revenue Service (the “IRS”) or similar document required under applicable Law in respect of a Material Business Benefit Plan that is not exclusively subject to the jurisdiction of the United States; (iv) in the event no plan document or summary plan description exists with respect to any such Material Business Benefit Plan, a written description of the material terms of such Material Business Benefit Plan; (v) all related insurance Contracts or other funding arrangements; and (vi) all non-routine correspondence with any Governmental Entity since January 1, 2021.
(c)    Each Material Benefit Plan is and has been established, maintained, funded and administered in compliance in all material respects with its terms and the requirements of ERISA and the Code (if applicable) and other applicable Law. Each Business Benefit Plan is and has been maintained, funded, operated and administered in accordance with its terms and the requirements of ERISA and the Code (if applicable) and other applicable Law in all material respects. All employer and employee contributions, reimbursements and premium payments required to have been made to each Business Benefit Plan have been timely made or properly accrued within the time periods prescribed by the terms of each Business Benefit Plan and all applicable Laws in all material respects. With respect to each Business Benefit Plan, no material Proceeding is pending or, to the Knowledge of Seller, is reasonably anticipated, or has been threatened other than ordinary course claims for benefits. The Company Group has not engaged in, nor, to the Knowledge of Seller, has any other Person engaged in any non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA that would reasonably be expected to result in a material tax or penalty on the Company Group. The Company Group has not engaged in, nor to the Knowledge of Seller, has any other Person engaged in a breach of fiduciary duty (as determined under ERISA) with respect to any Business Benefit Plan that would reasonably be expected to result in a material tax or penalty on the Company Group.
(d)    Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or is entitled to rely upon an opinion or advisory letter from the IRS, and nothing has occurred that could reasonably be expected to adversely affect the qualification of such Benefit Plan.
(e)    Each Business Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and in which

Business Employees or Former Business Employees or any other current or former employee of any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) participate, is and has been maintained and operated in compliance in all material respects with the requirements of Section 409A of the Code or an available exemption therefrom.
(f)    Except as set forth in Section 2.15(f) of the Disclosure Schedule, no Benefit Plan is, and no member of the Company Group maintains, contributes or is required to contribute, or otherwise has any Liability (including on account of any Person treated as a single employer with the Company Group for purposes of Section 414 of the Code) under or with respect to any (i) Multiemployer Plan or any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is or was subject to Section 412 of the Code or Title IV of ERISA, (ii) “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, or (iii) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
(g)    No Business Benefit Plan provides, and no member of the Company Group has any current or potential obligation to provide, post-employment or post-service health or welfare benefits to any current or former employee, including any Business Employee or Former Business Employee, other than health continuation coverage required by Part 6 of Subtitle B of Title I of ERISA, Code Section 4980B and any similar state Law. None of the Company Group has incurred (whether or not assessed) any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code that could become a Liability of Purchaser or any of its Affiliates.
(h)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) or would reasonably be expected to (i) accelerate the time of payment or vesting of, or increase the amount of, any compensation or benefits due to any Business Employee or Former Business Employee, or other current or former employee of any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) (ii) result in any contribution or payment of compensation or benefits becoming due to any Business Employee or Former Business Employee, or other current or former employee of any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) or (iii) require any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) to set aside any assets to fund payments under any Business Benefit Plan.
(i)    No member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has any Liability or obligation to indemnify, gross-up, make-whole or make any additional payment or reimbursement to any current or former employee, including Business Employee or Former Business Employee, in respect of any Tax, including those imposed under Section 4999 or 409A of the Code. Without limiting the generality of the foregoing, no benefits or other amount paid or payable to any “disqualified individual” (as such term is defined in Treasury Regulations

Section 1.280G-1) in connection with the Transactions (either solely as a result thereof or as a result of such Transactions in conjunction with any other event) could not be deductible by reason of Section 280G of the Code and could not be subject to an excise Tax under Section 4999 of the Code.
(j)    Except as set forth in Section 2.15(a) of the Disclosure Schedule, with respect to each Business Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (a “Non-U.S. Business Benefit Plan”), (i) all material employer and employee contributions to each Non-U.S. Business Benefit Plan required by Law or by the terms of such Non-U.S. Business Benefit Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Non-U.S. Business Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) no Non-U.S. Business Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) and (iv) there are no material unfunded or underfunded Liabilities with respect to any Non-U.S. Business Benefit Plan that is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA).
Section 2.16    Absence of Changes or Events.
(a)    Since the Latest Balance Sheet Date, there has not been any change, effect, event or occurrence that has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect.
(b)    Except as expressly contemplated by this Agreement, from and after the Latest Balance Sheet Date and until the Effective Date, (i) Seller and its applicable Subsidiaries have conducted the Business in all material respects in the ordinary course of business and (ii) neither Seller nor any of its Subsidiaries has taken any action with respect to the Business that, if taken after the Effective Date without Purchaser’s consent, would constitute a breach of clauses (i), (iii), (iv), (x)-(xiv) or (xxi) (solely with respect to such clauses) of Section 4.02(b).
Section 2.17    Compliance with Applicable Law.
(a)    Each member of the Company Group, and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) are, and have been since January 1, 2021, in compliance in all material respects with all applicable Laws and Orders.
(b)    Since January 1, 2021, no member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has received any unresolved written notice from a Governmental Entity alleging that such Person, in each case, is in violation in any material respect of any applicable Law.

Section 2.18    Environmental Matters. Except as set forth in Section 2.18 of the Disclosure Schedule:
(a)    (i) Each member of the Company Group and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) are, and since January 1, 2021 have been, in compliance in all material respects with all applicable Environmental Laws;
(b)    As of the Effective Date, Seller and each of its Subsidiaries hold, and are, and since January 1, 2021, have been in compliance in all material respects with, each material Environmental Permit required for the conduct of the Business as presently conducted (each such Environmental Permit, a “Company Environmental Permit”). True, correct and complete copies of each Company Environmental Permit have been made available to Purchaser;
(c)    Since January 1, 2021, neither Seller nor any of its Subsidiaries has received any written notice from a Governmental Entity alleging an unresolved material violation by any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) of any applicable Environmental Law;
(d)    No Proceeding is pending or, to the Knowledge of Seller, has been threatened against any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) alleging any (i) material non-compliance by or material Liability of Seller or any of its Subsidiaries under any applicable Environmental Law or any Company Environmental Permit in any material respect or (ii) Release of Hazardous Material that requires investigation or remediation by Seller or any of its Subsidiaries under applicable Environmental Law;
(e)    No member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has treated, stored, transported, Released, disposed of or arranged for the disposal of any Hazardous Material at or to any facility, site or location (i) in violation in any material respect of any applicable Environmental Law or (ii) in a manner that would give rise to any material Liability under applicable Environmental Law for the Company Group. None of the Real Property is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.;
(f)    No member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) expressly provided an indemnity in writing for, or retained or assumed by Contract, any material Liabilities of any other Person under Environmental Law; and
(g)    Seller has made available to Purchaser true, correct and complete copies of any and all material environmental reports, studies, audits, sampling data and site assessments, prepared by third parties within the past three years with respect to the Business or the operations of each member of the Company Group, the Real Property or any former real property owned, leased or operated by any member of the Company Group, or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) that are in the possession or reasonable control of Seller.
Section 2.19    Employee and Labor Matters. Except as would not reasonably be expected to result in material Liability to any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group):
(a)    Section 2.19(a) of the Disclosure Schedule sets forth a true, correct and complete list, as of no more than five (5) Business Days prior to the Effective Date, of all current Business Employees, together with their employee identification number, title, employing entity, work or office location (including country, city and state), status as full or part time, start date (and service recognition date, if earlier), annual salary or hourly wage (as applicable) and target incentive compensation (including bonuses and commissions), in each case, subject to compliance with applicable Laws. To the Knowledge of Seller, no Business Employees with annualized base compensation in excess of $200,000 have given any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) notice terminating their employment with Seller or such Subsidiary, or terminating their employment in connection with the Transactions contemplated by this Agreement. Each Business Employee is primarily dedicated to the Business as it is conducted on the Effective Date, and, other than the Business Employees, there is no employee of Seller or any of its Subsidiaries (excluding the Company Group) who is primarily dedicated to the Business as it is conducted as of the Effective Date.
(b)    Since January 1, 2021, there has not been any labor strike, concerted work stoppage, concerted work slowdown, concerted refusal to work overtime, lockout, hand-billing, picketing, alleged unfair labor practice or other material labor dispute pending or, to the Knowledge of Seller, threatened against any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries, in each case, with respect to Business Employees or Former Business Employees.
(c)    To the Knowledge of Seller, no union organizational campaign is in progress with respect to the representation of any Business Employee. Except as set forth in Section 2.19(c) of the Disclosure Schedule, no labor union or other labor organization is certified by the National Labor Relations Board or other Governmental Entity or voluntarily recognized by the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) as the bargaining agent for any Business Employee. Seller has made available a true, correct and complete list of all employee representative bodies which, to the Knowledge of Seller, represent any Business Employees.
(d)    Each member of the Company Group and, to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) with respect to the Business Employees and Former Business Employees, are, and since January 1, 2021 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, payment of wages and hours of work (including payment of minimum wage and overtime), immigration and work authorization, fair employment practices, equal employment opportunity, harassment, discrimination or retaliation, whistleblowing, plant closures and layoffs, labor relations, human rights, pay equity, workplace safety and health, workers’ compensation, unemployment insurance, classification of employees as exempt and non-exempt for purposes of the Fair Labor Standards Act and other wage and hour Laws, and classification of workers as independent contractors or employees.
(e)    Since January 1, 2021, (A) no written material allegations or reports of sexual harassment, sexual assault or sexual misconduct, illegal retaliation or discrimination or workplace violence by any Business Employees or Former Business Employees have been reported to Seller or any of its Subsidiaries, in each case, that were substantiated following investigation, and (B) no member of the Company Group or, to the extent related to the Business, Seller nor any of its Subsidiaries (other than the Company Group) have entered into any material settlement agreement relating to allegations of workplace sexual harassment, sexual assault or sexual misconduct, illegal retaliation or illegal discrimination or workplace violence with respect to any such employee. Since January 1, 2021, to the extent required by applicable Law, each member of the Company Group and, to the extent related to the Business, Seller or each of its Subsidiaries (other than the Company Group) has maintained written policies prohibiting sexual harassment, sexual assault or sexual misconduct, illegal retaliation or discrimination or workplace violence, have had in place complaint mechanisms for current and former employees, including Business Employees and Former Business Employees, to use to report violations of such policies and have provided regular training to such employees regarding such policies and complaint mechanisms.
(f)    Since January 1, 2021, no member of the Company Group or, to the extent related to the Business, Seller nor any of its Subsidiaries (other than the Company Group) has engaged in any “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any analogous Laws (collectively, the “WARN Act”), impacting Business Employees or Former Business Employees, including under the Council Directive 98/59/EC or, where applicable, any comparable national or local Laws affecting in whole or in part any facility, site of employment, operating unit or employee of Seller or any of its Subsidiaries with respect to the Business that violated or gave rise to an obligation to provide any notice required pursuant to the WARN Act or any comparable national or local Laws without complying in all material respects with the requirements of the WARN Act or such comparable national or local Law, as applicable, and no such action is planned by Seller or any of its Subsidiaries.
(g)    Except as set forth in Section 2.19(g) of the Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of Seller, threatened to be brought or filed, by or with any Governmental Entity in connection with labor or employment matters against any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group). Since January 1, 2021, neither Seller nor any of its Subsidiaries has received any written, or to the Knowledge of Seller, other notice from any Governmental Entity that such Governmental Entity has concluded that any member of the Company Group, or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) is not in compliance with applicable Laws related to labor and employment, or any notice from any Governmental Entity regarding an intention to conduct an investigation, compliance review, audit or inspection concerning any wage and hour, immigration, fair employment, leave or other labor or employment practices outside the ordinary course of business. Since January 1, 2021, no member of the Company Group, or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has been a party to any settlement agreement, conciliation agreement or consent decree, in each case with any Governmental Entity with respect to any labor or employment matters.
(h)    To the Knowledge of Seller, all Business Employees are lawfully authorized and eligible to work for Seller or such Subsidiaries. Since January 1, 2021, no member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries, has (i) been subject to any audit or inspection of its Form I-9 practices by any Governmental Entity, (ii) had any penalties assessed against it by a Governmental Entity due to the knowing hire of unauthorized workers or Form I-9 paperwork violations or (iii) received any “no match” letters from the U.S. Social Security Administration concerning any Business Employee without taking action in response to such letter. Except as set forth in Section 2.19(h) of the Disclosure Schedule, no work eligibility status of any Business Employee with annualized base compensation in excess of $200,000 will terminate solely as a result of the Transactions contemplated by this Agreement.
(i)    Since January 1, 2021, (i) with respect to occupational health and safety, there have been no reported fatal accidents at any workplace or worksite of the Company Group, or, (ii) to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has been subject to any (A) actual or, to the Knowledge of Seller, threatened assessments or penalties under applicable occupational health and safety Laws, (B) inspections, investigations or orders issued by any Governmental Entity, or (C) complaints, in each case of clauses (A)-(C), relating to any alleged material violation of any applicable occupational health and safety Laws.
(j)     To the Knowledge of Seller, no Business Employee is a party to, or is otherwise bound by, any written Contract, including any confidentiality, noncompetition or proprietary rights agreement, between such Business Employee and any other Person that in any way materially and adversely affects the performance of any such Business Employee’s duties for Seller or any of its Subsidiaries or the ability of Seller or any of its Subsidiaries to conduct their respective business. To the Knowledge of Seller, no Business Employee, is in violation in any material respect of any term of any employment or consulting Contract, patent disclosure agreement, restrictive covenant or similar obligation to Seller or any of its Subsidiaries with respect to the Business or to a former employer or engager of any such individual relating to the right of any such individual to be employed or retained by or otherwise work for Seller or any of its Subsidiaries.
(k)    Seller has made available to Purchaser a true, correct and complete list (without names or ID numbers) of all contingent workers, individual independent contractors, temporary staffing agencies, and leasing companies that currently provide material services or a material number of contingent workers to any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) as of the date which five Business Days prior to the Effective Date. To the Knowledge of Seller, none of the aforementioned Persons are misclassified under applicable Law.
Section 2.20    Sufficiency of Assets. Assuming the receipt prior to the Closing of all Consents described in Section 2.03(a) of the Disclosure Schedule or Section 3.03(a) of the Disclosure Schedule and Authorizations described in Section 2.03(b) of the Disclosure Schedule or Section 3.03(b) of the Disclosure Schedule, the rights, properties and other assets of the Company Group as of immediately following the Closing (taking into account the assets, services and support provided following the Closing pursuant to the other Transaction Documents and without taking into account any failure to transfer any Deferred Business at the Closing (i.e., treating such Deferred Business as having been transferred at the Closing)), together with all other rights of Purchaser or any of its Affiliates pursuant to the Transaction Documents, will constitute all of the rights, properties and other assets necessary to conduct the Business immediately following the Closing in all material respects in substantially the same manner as conducted by Seller or any of its Subsidiaries on the Effective Date.
Section 2.21    Material Customers and Material Suppliers. Section 2.21 of the Disclosure Schedule sets forth, as of the Effective Date, a true, correct and complete list of (a) the Material Customers and (b) the Material Suppliers. (i) Since January 1, 2025, there has not been any written or, to the Knowledge of Seller, other notice from any such Material Customer or Material Supplier and (ii) there are no unresolved disputes with respect to any such notice delivered after January 1, 2025, in each case of clauses (i) and (ii), that such Material Customer or Material Supplier has materially and adversely reduced, or terminated or canceled, or intends to materially adversely reduce, or terminate or cancel, its relationship with any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group).
Section 2.22    Anti-Corruption; Sanctions; Import and Export Control Laws.
(a)    Each member of the Company Group, and to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group), and, to the Knowledge of Seller, each of their respective Representatives authorized to act on their behalf (to the extent related to the Business) are, and since January 1, 2021 have been, in compliance with, as applicable, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and all other applicable anti-bribery and anti-corruption Laws maintained in any jurisdiction in which Seller or any such Subsidiary conducts the business.
(b)    Each member of the Company Group, and to the extent related to the Business, Seller and each of its Subsidiaries (other than the Company Group) and, to the Knowledge of Seller, each of their respective Representatives authorized to act on their behalf (to the extent related to the Business) are, and since January 1, 2021 have been, in compliance with applicable Trade Laws and Sanctions. There are no sanctions-related, export-related or import-related Proceedings pending or, to the Knowledge of Seller, threatened against any member of the Company Group, and to the extent related to the Business, Seller or any of its Subsidiaries

(other than the Company Group) or, to the Knowledge of Seller, any officer or director thereof (acting in their capacity as such, to the extent related to the Business), by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.
(c)    No member of the Company Group, or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) since January 1, 2021, has engaged in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person, in each case, in violation of Sanctions or Trade Laws. No member of the Company Group, or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) or, to the Knowledge of Seller, any of their Representatives authorized to act on their behalf (to the extent related to the Business), is a Sanctioned Person or is organized or ordinarily resident in a Sanctioned Country.
Section 2.23    Insurance.
(a)    Section 2.23(a) of the Disclosure Schedule sets forth a true, correct and complete list of each type of insurance policy (including coverage type and policy period) maintained by Seller or any of its Subsidiaries (including the Company Group) that provides coverage for the Business (except any insurance policy that comprises a Benefit Plan) (i) currently in force, (ii) under which there are any outstanding or pending claims or (iii) which are occurrence-based liability insurance policies in force at any time since January 1, 2021 (each, a “Business Insurance Policy” and collectively, the “Business Insurance Policies”). Section 2.23(a) of the Disclosure Schedule sets forth a true, correct and complete list of the insurer name, type of coverage and policy period to each of the Business Insurance Policies.
(b)    As of the Effective Date (i) the Business Insurance Policies are in full force and effect and are valid, outstanding and enforceable policies, and shall remain in full force and effect and valid, outstanding and enforceable following the consummation of the Transactions, (ii) neither Seller nor any of its Subsidiaries has received any written notice of cancellation of, or material alteration of coverage under, any of the Business Insurance Policies, (iii) all premiums due and payable on the Business Insurance Policies have been paid in accordance with the payment terms of each Business Insurance Policy, (iv) neither Seller nor any of its Subsidiaries is in material default under, or has otherwise failed to comply in all material respects with, any provision contained in any Business Insurance Policy and (v) since January 1, 2021, none of the Business Insurance Policies have been subject to any lapse in coverage.
Section 2.24    Brokers. Other than Centerview Partners LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee or similar fee or commission in connection with the Transactions as a result of any arrangement made by or on behalf of Seller or any of its applicable Affiliates (including the Company Group). Seller is solely responsible for the fees and expenses of Centerview Partners LLC.
Section 2.25    Product Warranty. Except as set forth in Section 2.25 of the Disclosure Schedule, since January 1, 2021, there have been no product warranty or service warranty claims made against any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) alleging that any products designed, assembled, manufactured, organized, distributed or sold by such Person (the “Product”) are defective or improperly designed, assembled, manufactured, organized or distributed and no such claims are currently pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries. No Governmental Entity has commenced, or, to the Knowledge of Seller, threatened to initiate any Proceeding or requested the recall of a Product, or commenced or, to the Knowledge of Seller, threatened to initiate any material Proceeding to enjoin the production of a Product.
Section 2.26    Affiliate Transactions. Section 2.26 of the Disclosure Schedule sets forth a true, correct and complete list as of the Effective Date of all material Contracts between or among any member or members of the Company Group (or that will be a member of the Company Group at Closing), on the one hand, and Seller or any of its Subsidiaries (other than any member of the Company Group (or that will be a member of the Company Group at Closing)), on the other hand, in each case, other than Contracts that will be terminated prior to Closing in accordance with this Agreement.
Section 2.27    Government Contracts.
(a)    Seller has made available to Purchaser true, correct and complete copies of all active Current Government Contracts.
(b)    Section 2.27(b) of the Disclosure Schedule sets forth a true, correct and complete list of all Government Bids that, if accepted, are expected to result in annual revenues in excess of $1,000,000.
(c)    Except as set forth in Section 2.27(c) of the Disclosure Schedule, with respect to each Current Government Contract and each Government Bid to which any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) is party: (i) Seller or such Subsidiary has complied with all requirements of all applicable Laws, FAR, terms and conditions and agreements pertaining to such Government Contract or Government Bid, (ii) all representations and certifications of Seller or such Subsidiary set forth in or pertaining to such Government Contract or Government Bid were materially current, accurate and complete in accordance with their terms as of their effective date and each such Person has complied with all such representations and certifications, (iii) neither a Governmental Entity nor any higher-tier contractor, subcontractor or other Person has notified Seller or any of its Subsidiaries that Seller or any such Subsidiary has materially breached or violated any Law, FAR, term or condition pertaining to such Government Contract or Government Bid, (iv) no termination for convenience is currently in effect pertaining to such Government Contract and neither Seller nor any of its Subsidiaries has received from a customer written notice of any potential termination for convenience pertaining to any such Government Contract, (v) no termination for default, cure notice or show cause notice is currently in effect pertaining to any such Government Contract and no event, condition or omission has occurred or exists that could constitute grounds for such action, (vi) no material amount of money due to Seller or any of its Subsidiaries pertaining to such Government Contract has been withheld or set off, (vii) neither Seller nor any of its Subsidiaries has received any unsatisfactory past performance evaluations or ratings regarding its performance under any Government Contract,

(viii) to the Knowledge of Seller, no bid protest is pending with respect to a Government Contract or a Government Bid and (ix) to the Knowledge of Seller, each Government Contract is valid in accordance with its terms and conditions, subject to applicable Law.
(d)    (i) To the Knowledge of Seller no member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) nor any of their Principals, employees, consultants or agents (while such Person was a Principal, employee, consultant or agent thereof), is or has been at any point since January 1, 2021 under administrative, civil or criminal investigation, indictment or information by any Governmental Entity, or any audit or investigation (other than a routine audit) by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid, or suspended or debarred from doing business with a Governmental Entity or has been the subject of a finding of nonresponsibility or ineligibility for contracting with a Governmental Entity and (ii) since January 1, 2021, neither Seller nor any of its Subsidiaries has conducted or initiated any internal investigation or had reason to conduct, initiate or report any internal investigation, or made a mandatory or voluntary disclosure to a Governmental Entity, with respect to any material irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.
(e)    No member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group), nor any of their Principals or Subsidiaries, have credible evidence of Seller or any of its Subsidiaries or any of their Principals’, employees’, agents’ or subcontractors’, violation of federal criminal law involving fraud, conflict of interest, bribery or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733) or receipt of a significant overpayment (other than overpayments resulting from contract financing payments as defined in FAR 32.001) in connection with the award, performance or closeout of any Government Contract or Government Bid.
(f)    (i) No outstanding written (or, to the Knowledge of Seller, oral) material claims exist against a member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) by a Governmental Entity or by a higher-tier contractor, subcontractor or other Person, arising under or relating to any Government Contract, (ii) there exists no material disputes between a member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries, and a Governmental Entity under the Contract Disputes Act or any other Law with any higher-tier contractor, subcontractor or other Person arising under or relating to any Government Contract and (iii) to the Knowledge of Seller, no event, condition or omission exist that constitute grounds for a claim or dispute under clauses (i) or (ii). No member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has an interest in any pending request for equitable adjustment or claim under the Contract Disputes Act against a Governmental Entity or against a higher-tier contractor, subcontractor or other Person arising under or relating to any Government Contract.

(g)    No Governmental Entity has rights in any Business Intellectual Property, except for Limited Rights in technical data or Restricted Rights in computer software (as each term is defined in FAR 52.227-14 and Department of Defense FAR Supplement 252.227-7013 and 252.227-7014) (collectively, “Government Rights”) except as documented pursuant to a Current Government Contract. No higher-tier contractor or subcontractor at any tier under a Government Contract has been granted or otherwise is entitled to any rights in any Business Intellectual Property pursuant to the terms of such Government Contract or otherwise, except for the right to use the Business Intellectual Property solely in furtherance of such Government Contract (or the related prime contract with a Governmental Entity) and the right to grant to such Governmental Entity such rights in technical data and computer software pursuant to the Government Rights applicable to the Government Contract. All Business Intellectual Property previously delivered to a Governmental Entity, higher-tier contractor or subcontractor at any tier under a Government Contract have been marked with the applicable “Restricted Rights” notice or “Limited Rights” notice set forth in the Government Contract under which the Business Intellectual Property was being delivered. Neither Seller nor any of its Subsidiaries has received any requests for information regarding, challenges to, or claims pertaining to, any member of the Company Group’s asserted restrictions on the use or disclosure of any Business Intellectual Property by any Governmental Entity.
(h)    Since January 1, 2021, no member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has received or first actually reduced to practice any “invention” (as that term is defined in FAR 52.227-11 and DFARS 252.227-7038) in the performance of a Government Contract.
(i)    Since January 1, 2021, all test and inspection reports and results and certificates of conformance any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has provided to a Governmental Entity, a higher-tier contractor or other Person pursuant to a Government Contract or as a part of the delivery to a Governmental Entity, a higher-tier contractor or other Person of goods or services pursuant to a Government Contract were materially current, accurate and complete as of the date so provided, and all tests and inspections required by the applicable Governmental Entity or higher-tier contractor have been delivered pursuant to any Current Government Contract as required by any Law, the FAR and the terms of the applicable Current Government Contract, or applicable request for waivers or other relief were duly requested and have been approved or are pending and have not been fully disapproved.
(j)    Since January 1, 2021, each member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group) has complied in all material respects with the data security, cybersecurity and physical security systems and procedures required by or applicable to its Government Contracts and Government Bids, and has not experienced any material breach of data security or cybersecurity, whether physical or electronic, related to any Government Contract or Government Bid that required disclosure to any Governmental Entity. Since January 1, 2021, any data security, cybersecurity or physical security breach related to any Government Contract or Government Bid required to be reported to a Governmental Entity or higher-tier contractor has been reported to the necessary

Governmental Entity or higher-tier contractor, as required by the terms of the Government Contract, Government Bid or applicable Law.
Section 2.28    Investigation; Reliance.
(a)    Seller acknowledges and agrees that:
(i)    Except for the representations and warranties expressly made by Purchaser and Purchaser Parent in Article III or in the other Transaction Documents or the certificate contemplated by Section 7.02(a)(iii), none of Purchaser, Purchaser Parent or any of their respective Subsidiaries, nor any of their respective Representatives nor any other Person makes any express or implied representation or warranty with respect to Purchaser, Purchaser Parent or any of their respective Subsidiaries or any information made available to Seller or any of its Subsidiaries or Representatives in connection with the Transactions.
(ii)    Each of Purchaser and Purchaser Parent, on its own behalf and on behalf of its Affiliates and its Representatives, expressly disclaims all representations and warranties, whether express or implied, except for the representations and warranties expressly made by Purchaser and Purchaser Parent in Article III in the other Transaction Documents or the certificate contemplated by Section 7.02(a)(iii). None of Purchaser, Purchaser Parent or any of their respective Affiliates, nor any of their respective Representatives nor any other Person has, or is or will be subject to, any Liabilities to Seller or any of its Subsidiaries or any of their respective Representatives or any other Person arising from such Person’s use of any information, unless such information is expressly included in a representation or warranty contained in Article III or in the other Transaction Documents or the certificate contemplated by Section 7.02(a)(iii).
(b)    Seller acknowledges and agrees that it is relying solely on the representations and warranties expressly made by Purchaser and Purchaser Parent in Article III or in the other Transaction Documents or the certificate contemplated by Section 7.02(a)(iii) and on its own investigation and analysis in entering into the Transaction Documents to which it is a party and that each of the Transaction Documents is the product of arm’s-length negotiations.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PURCHASER PARENT
Each of Purchaser and Purchaser Parent hereby represents and warrants to Seller as follows:
Section 3.01    Organization and Standing.
(a)    Each of Purchaser and Purchaser Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin and has the requisite power and authority to conduct its business as presently conducted.

(b)    Each of Purchaser and Purchaser Parent is duly qualified to do business as a foreign corporation and, where applicable, is in good standing under the laws of each state or other jurisdiction in which the ownership or use of the properties owned or used by it or the nature of the activities conducted by it requires such qualification, except where the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.
Section 3.02    Authority; Binding Effect.
(a)    Each of Purchaser and Purchaser Parent has the requisite corporate power and authority to execute and deliver the Transaction Documents to which it is or is specified to be a party and (subject to the Consents, Authorizations and Filings described in Section 3.03) to consummate the Transactions contemplated thereby and perform its other obligations thereunder.
(b)    This Agreement has been duly executed and delivered by each of Purchaser and Purchaser Parent and, prior to the Closing, each of Purchaser and Purchaser Parent will have duly executed and delivered each of the other Transaction Documents to which it is or is specified to be a party.
(c)    Assuming this Agreement has been duly authorized, executed and delivered by the other Parties, this Agreement constitutes, and, upon the due authorization, execution and delivery by the other parties to each other Transaction Document, each other Transaction Document to which Purchaser or Purchaser Parent is or is specified to be a party will constitute, a legal, valid and binding obligation of Purchaser or Purchaser Parent, as applicable, enforceable against Purchaser or Purchaser Parent, as applicable, in accordance with its terms, subject to the Remedies Exception.
Section 3.03    No Conflicts; Consents.
(a)    The execution and delivery by Purchaser and Purchaser Parent of each Transaction Document to which it is or is specified to be a party and the consummation by Purchaser and Purchaser Parent of the Transactions contemplated thereby and the performance by Purchaser and Purchaser Parent of its other obligations thereunder do not or will not, as applicable, conflict with, or result in (in each case, with or without notice or lapse of time, or both) any (i) violation or default by Purchaser, Purchaser Parent or any of their respective Subsidiaries or (ii) termination, cancellation or acceleration of any right or obligation of Purchaser, Purchaser Parent or any of their respective Subsidiaries under any provision of, in each case (A) their respective organizational documents, (B)  any of their respective material Contracts or (C) any Order or, subject to the Authorizations and Filings described in Section 3.03(b), applicable Law, other than, in the case of each of clauses (B) and (C), any such violation, default, termination, cancellation or acceleration, that would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.
(b)    No Authorization or Filing is required to be obtained or made by or with respect to Purchaser or Purchaser Parent in connection with the execution and delivery of the Transaction Documents, the consummation of the Transactions contemplated thereby or the compliance by Purchaser or Purchaser Parent with the terms and conditions thereof, other than (i) as may be required by the HSR Act and any other Required Approval, (ii) as may be required solely by reason of Seller’s or any of its Affiliates’ (as opposed to other third parties’) participation in the transactions contemplated by any of the Transaction Documents) and (iii) such Authorizations or Filings, the absence of which, or the failure of which to be made would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.
Section 3.04    Proceedings. (a) There is no Proceeding against Purchaser, Purchaser Parent or any of their respective Subsidiaries and (b) to the knowledge of Purchaser and Purchaser Parent, there is no investigation or inquiry by any Governmental Entity with respect to any actual or alleged non-compliance with any applicable Law by Purchaser, Purchaser Parent or any of their respective Subsidiaries, in the case of each of clauses (a) and (b), that (i) is pending or, to the knowledge of Purchaser and Purchaser Parent, has been threatened in writing and (ii) would reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.
Section 3.05    No Registration.
(a)    Purchaser is acquiring the Purchased Equity for investment for its own account only and not with a view to, or for sale in connection with, any distribution thereof. Purchaser understands that the Purchased Equity may not be sold, transferred, pledged, hypothecated or otherwise disposed of, or offered for sale, transfer, pledge, hypothecation or disposition, without registration under the Securities Act or any state or non-U.S. securities Law, except pursuant to an exemption from such registration available under the Securities Act or any such state or non-U.S. security Law, and compliance with other securities Laws, in each case, to the extent applicable.
(b)    Purchaser is an “accredited investor” (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act).
(c)    Purchaser has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Purchased Equity and of making an informed investment decision with respect thereto, and Purchaser can bear the economic risk of its investment in the Purchased Equity and afford a complete loss of such investment.
Section 3.06    Financing.
(a)    As of the Effective Date, Purchaser has delivered to Seller true, correct and complete copies of a duly executed debt commitment letter, dated as of the Effective Date, among Purchaser and the Financing Sources party thereto (including all exhibits, schedules, term sheets and annexes thereto, as may be amended or modified in accordance with the terms hereof, collectively, the “Debt Commitment Letter” and, together with the Fee Letters referenced below, the “Debt Financing Letters”) and any other agreements related thereto, pursuant to which the Financing Sources thereto have committed (each of which may be redacted solely to omit fee amounts and economic terms, in each case, in a customary manner that does not redact terms that adversely affect the conditionality, enforceability, availability or termination of the Debt Financing on the Closing Date), subject to the terms and conditions therein, to lend the amounts set forth therein for the purpose of funding the Transactions contemplated hereby and thereby (including the repayment, prepayment or discharge of the outstanding Debt) (together with any Alternate Debt Financing, the “Debt Financing”). As of the Effective Date, Purchaser has also delivered to Seller a true, correct and complete copy of any fee letter (which may be redacted solely with respect to the fee amounts and the amount of any pricing flex) entered into in connection with the Debt Commitment Letter (any such letter, as may be amended or modified in accordance with the terms hereof, a “Fee Letter”).
(b)    The Debt Commitment Letter and the terms of the Debt Financing have not been amended or modified, no such amendment or modification is contemplated and the respective commitments contained in the Debt Financing Letters have not been withdrawn, terminated, replaced or rescinded in any respect and no withdrawal, termination, replacement or rescission is contemplated. Other than the Debt Financing Letters, there are no other Contracts, side letters or arrangements to which Purchaser or any of its Affiliates is a party relating to the Debt Financing, other than as expressly set forth in the Debt Financing Letters delivered to Seller prior to the Effective Date.
(c)    The Debt Financing, together with available cash balances and any other sources of committed funding of Purchaser and Purchaser Parent, documentary evidence of which reasonably satisfactory to Seller has been delivered to Seller on or prior to the Effective Date, is sufficient to (i) make all payments contemplated by this Agreement (including the payment of all amounts payable pursuant to Article I in connection with or as a result of the Closing), (ii) repay, prepay or discharge (after giving effect to the Closing) the principal of and interest, fees, premiums or other amounts payable on, and all other payment obligations outstanding pursuant to, the Debt as contemplated to be repaid or otherwise satisfied on the Closing Date by this Agreement; and (iii) pay all fees, costs and expenses required to be paid by the Company Group or Purchaser in connection with the Closing and Financing.
(d)    The Debt Financing Letters (in the forms delivered by Purchaser to Seller) are in full force and effect with respect to, and constitute the legal, valid and binding obligations of, Purchaser and, to Purchaser’s knowledge, the other parties thereto, as applicable, enforceable against Purchaser, and the other parties thereto, as applicable in accordance with their terms. Other than as expressly set forth in the Debt Commitment Letter, there are (i) no conditions precedent or other contingencies related to the funding of the full proceeds of the Debt Financing pursuant to any agreement relating to the Debt Financing to which Purchaser or any of their respective Affiliates is a party and (ii) no contingencies that would permit the parties thereto to modify the terms and conditions of the Debt Financing (other than in accordance with the “market flex” terms, if any) in a manner which would adversely affect the conditionality, availability, aggregate principal amount or termination of the Debt Financing. As of the Effective Date, assuming the satisfaction of the conditions in Section 7.01, Purchaser has no knowledge that (x) it will be unable to satisfy on a timely basis any term or condition of the Financing, whether or not such term or condition is contained in the Debt Financing Letters or (y) the

Financing contemplated by the Debt Financing Letters will not be available to Purchaser on the Closing Date. As of the Effective Date, to the knowledge of Purchaser, no event has occurred that, with or without notice or lapse of time, or both, would, or would reasonably be expected to, (A) constitute a default or breach on the part of Purchaser or any of the other parties thereto pursuant to the Debt Financing Letters, (B) result in the failure of any condition to the Debt Financing or (C) otherwise result in any portion of the Debt Financing to be unavailable or delayed. As of the Effective Date, Purchaser fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the Effective Date pursuant to the terms of the Debt Financing Letters. As of the Effective Date, none of the Financing Sources has notified Purchaser of (1) its intention to terminate its respective commitment with respect to the Debt Financing or not to provide its respective portion of the Debt Financing on the Closing Date or (2) any default or breach under the Debt Financing Letters or a failure of any term or condition thereunder. Purchaser acknowledges and agrees that obtaining the Debt Financing is not a condition to any of Purchaser’s obligations under this Agreement.
(e)    None of Purchaser, Purchaser Parent or any of their respective Affiliates has entered into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company Group or in connection with the Transactions.
Section 3.07    Solvency. Assuming (a) the satisfaction of the conditions set forth in Section 7.01 and (b) the Company Group is Solvent immediately prior to the Closing, each of Purchaser and Purchaser Parent will be, at the Closing and immediately after giving effect to the Transactions and the payment by Purchaser or Purchaser Parent, as applicable, of the Purchase Price and all other payments required to be paid at the Closing, Solvent. Neither Purchaser nor Purchaser Parent is the subject of any conservation, rehabilitation, liquidation, receivership, insolvency or other similar Proceeding that is pending or has been threatened in writing.
Section 3.08    No Foreign Person. Neither Purchaser nor Purchaser Parent is a “foreign person,” as defined in Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”), and none of the transactions contemplated by this Agreement will (a) constitute a “covered transaction” as defined in the DPA or (b) require notification pursuant to 22 CFR § 122.4(b).
Section 3.09    Brokers. Other than Goldman Sachs and BMO Capital Markets, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee or similar fee or commission in connection with the Transactions as a result of any arrangement made by or on behalf of Purchaser, Purchaser Parent or any of their respective Affiliates. Purchaser is solely responsible for the fees and expenses of Goldman Sachs and BMO Capital Markets.
Section 3.10    Investigation; Reliance.
(a)    Each of Purchaser and Purchaser Parent acknowledges and agrees that:

(i)    Except for the representations and warranties expressly made by Seller in Article II or in the other Transaction Documents or the certificate contemplated by Section 7.01(a)(iii), neither Seller nor any of its Affiliates, nor any of their respective Representatives nor any other Person makes any express or implied representation or warranty with respect to the Company Group, the Business, Seller or any of its Affiliates (other than the Company Group) or any information made available to Purchaser, Purchaser Parent or any of their respective Affiliates or Representatives in connection with the Transactions, including with respect to the prospects of the Business or its profitability for Purchaser, merchantability or fitness for any particular purpose, forecasts, projections, business plans or other information (including any Evaluation Material) or the accuracy or completeness of, or the reasonableness of any assumptions underlying, any such forecasts, projections, business plans or other information.
(ii)    Seller, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, expressly disclaims all representations and warranties, whether express or implied, except for the representations and warranties expressly made by Seller in Article II or in the other Transaction Documents or the certificate contemplated by Section 7.01(a)(iii). Neither Seller nor any of its Affiliates, nor any of their respective Representatives nor any other Person has, or is or will be subject to, any Liabilities to Purchaser, Purchaser Parent or any of their respective Affiliates or any of their respective Representatives or any other Person arising from such Person’s use of any information, including information, documents, projections, forecasts or other materials made available to such Person in any virtual data room, confidential information memorandum, management presentation or offering materials, or in connection with any site tours or visits, diligence calls or meetings or otherwise, unless such information is expressly included in a representation or warranty contained in Article II or in the other Transaction Documents or the certificate contemplated by Section 7.01(a)(iii).
(b)    Each of Purchaser and Purchaser Parent acknowledges that it is not entitled to rely, has not relied and will not rely on any representation or warranty of Seller or any of its Affiliates (including the Company Group) or any of their respective Representatives or any other Person, other than those representations and warranties expressly made by Seller in Article II or in the other Transaction Documents or the certificate contemplated by Section 7.01(a)(iii). Without limiting the foregoing, each of Purchaser and Purchaser Parent acknowledges and agrees that it is relying solely on the representations and warranties expressly made by Seller in Article II or in the other Transaction Documents or the certificate contemplated by Section 7.01(a)(iii) and on its own investigation and analysis in entering into the Transaction Documents to which it is a party and that each of the Transaction Documents is the product of arm’s-length negotiations and, except for the representations and warranties expressly made by Seller in Article II or in the other Transaction Documents or the certificate contemplated by Section 7.01(a)(iii), Purchaser is acquiring the Company Group and the Business on an “as-is,” “where-is” basis. Each of Purchaser and Purchaser Parent, on behalf of itself and its Affiliates and Representatives, acknowledges and agrees that they (a) have had access to, and the opportunity to review, all of the documents in the Data Room or otherwise provided to Purchaser, Purchaser Parent or their respective Representatives in respect of the Company Entities, and (b) have been afforded access to the books and records, facilities and officers, directors, managers, employees and other representatives of the Company Group for purposes of conducting a due diligence investigation with respect thereto. Each of Purchaser and Purchaser Parent is an informed and sophisticated participant in the transactions contemplated by the Transaction Documents and has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, Liabilities, properties and projected operations of the Company Group and has had such documents and information made available and has evaluated such documents and information, as it has deemed necessary in connection with the execution and delivery of the Transaction Documents. Each of Purchaser and Purchaser Parent is knowledgeable about the industries in which the Company Group operates, is capable of evaluating the merits and risks of the Transactions as contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time.
ARTICLE IV

COVENANTS OF SELLER
Section 4.01    Access. From and after the Effective Date and until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article VIII, Seller shall, and shall cause the Company Group to, give Purchaser and its Representatives reasonable access, during normal business hours, upon reasonable advance written notice and solely for purposes of integration planning and consummating the Transactions (including review of the Estimated Statement), to the properties, books and records relating to the Company Group and the Business and designated personnel of Seller and the Company Group set forth in Section 4.01 of the Disclosure Schedule; provided, that Purchaser and its Representatives (a) are accompanied at all times by Business Employees or representatives of Seller if such access involves visiting properties of the Company Group, (b) comply with all applicable Laws and all applicable policies and reasonable requirements of Seller or the Company Group (including such policies and requirements relating to environmental, health, safety and security matters) and (c) shall not contact or otherwise communicate with the employees, customers or suppliers of Seller, the Company Group or the Business or any other Person having a business relationship with Seller, the Company Group or the Business with respect to the Transactions, unless approved in writing in advance by Seller (which approval shall not to be unreasonably withheld, conditioned or delayed); provided, further, that, without limiting Seller’s obligations under Section 6.01 or Section 6.02, Seller may restrict such access to the extent that, as determined in the sole discretion of Seller, such access would reasonably be expected to (i) interfere in any material respect with the normal operations of Seller, the Company Group or the Business, (ii)  violate or result in a waiver of any attorney-client privilege of Seller or any of its Affiliates or violate any applicable Law (including merger control and Competition Laws and data privacy and protection Laws applicable to employee personal information) or Contracts entered into prior to the Effective Date, (iii) breach any duty of confidentiality or other obligation owed to any Person or (iv) jeopardize the health or safety of any employee; provided, further, that if any such access is so restricted, to the extent permitted by Law, Seller shall notify Purchaser of the restriction and the general nature of the access or information being restricted and Seller shall use reasonable efforts to provide such access in a manner that would not result in any of the outcomes described in the foregoing clauses (i), (ii), (iii) or (iv), including by providing redacted information and using “clean room” arrangements to grant access to select Representatives of Purchaser. Such rights of access explicitly exclude any sampling, monitoring or analysis of soil, groundwater, building materials, air or other environmental media of the sort generally referred to as a “Phase II environmental investigation,” which is prohibited without the prior written consent of Seller. All requests for access pursuant to this Section 4.01 must be directed to such Person designated by Seller in writing. When exercising its rights under this Section 4.01, Purchaser shall, and shall cause its Representatives to, use commercially reasonable efforts to minimize disruption to Seller, the Company Group and the Business. Any information provided to or obtained by Purchaser by exercising its rights pursuant to this Section 4.01 will be subject to the Confidentiality Agreement and Section 5.01. Notwithstanding anything to the contrary in the foregoing, nothing herein shall require disclosure to Purchaser or its Representatives of any information related to (x) the sale of the Company Group and the Business, including valuations and materials related to the negotiation of this Agreement or the process leading up to the execution of this Agreement, (y) the Seller Business and the Excluded Assets other than information relating to Shared Contracts, shared services, intercompany arrangements or other arrangements between the Business, on the one hand, and Seller or its Affiliates, on the other hand, or (z) any Proceeding in which Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties.
Section 4.02    Conduct of the Business. From and after the Effective Date and until the earlier to occur of the Closing and the valid termination of this Agreement pursuant to Article VIII, except (1) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed given if Purchaser does not provide a written response that either accepts or rejects such consent request within five Business Days after a written request (which may be by email) by Seller for such consent; provided, that if the Parties are continuing to discuss in good faith the matter for which consent is requested on the fifth Business Day of such five Business Day period, such five Business Day period shall be extended to the tenth Business Day following the date of such initial request), (2) as specifically set forth in Section 4.02 of the Disclosure Schedule, (3) as required to effect the Company Internal Reorganization (as the same may be modified from time to time in accordance with Section 4.04(b)) and taken or refrained to be taken pursuant thereto and in accordance with Section 4.04, (4) as required by applicable Law, or (5) as otherwise expressly permitted or required by this Agreement:
(a)    Seller shall, and Seller shall cause its Subsidiaries to, operate the Business in all material respects in the ordinary course of business and use commercially reasonable efforts to (i) preserve substantially intact its business organization and operations, (ii) maintain in all material respects present commercial relationships with key Persons with whom it does business and its relationships with Business Employees, and (iii) fund reasonably required capital expenditures in the ordinary course of business (subject to Section 4.02(b)(ix)); provided, however, that no action or inaction by Seller or any of its Subsidiaries (including the Company Group) with respect to matters specifically addressed by any provision of Section 4.02(b) shall be deemed a breach of this Section 4.02(a) unless such action or inaction constitutes a breach of such provision of Section 4.02(b); provided, further, that, a reasonable good faith action taken or not taken to address an extraordinary or unusual event occurring after the date of this Agreement that is outside of the control of the Seller or its Subsidiaries (including the Company Group) and is outside of the ordinary course of business shall not be deemed to be a breach of this clause, so long as such action or inaction is (A) limited in scope and duration to what is reasonably required to address such event and (B) undertaken only after prior consultation with Purchaser (to the extent reasonably practicable); and
(b)    Seller shall not, and shall cause each of its Subsidiaries not to, do any of the following:
(i)    amend the certificate of incorporation, articles of association, partnership agreement, by-laws or any other comparable organizational documents of any member of the Company Group in any manner that is adverse, or would reasonably be expected to be adverse, to Purchaser;
(ii)    declare or pay any dividend or make any other distribution to any holder of Equity Interests in one or members of the Company Group, in each case, other than (A) dividends or distributions made by Seller or any of its Affiliates other than a member of the Company Group or (B) cash dividends or other distributions of cash, dividends or distributions in settlement of intercompany accounts or dividends or distributions from one member of the Company Group to another member of the Company Group, in each case of this clause (B), paid and completed prior to the Measurement Time for Cash;
(iii)    issue, sell or grant (A) any Equity Interest in any member of the Company Group or (B) any warrant, pledge, option, “phantom” stock right, stock appreciation right, stock-based performance unit or other right, security, agreement, arrangement or commitment pursuant to which any member of the Company Group is or may become obligated to issue, sell or grant any Equity Interest in, or voting security of, any member of the Company Group;
(iv)    split, combine or reclassify any of the Purchased Equity, or issue any other Equity Interest in respect of, in lieu of or in substitution for any of the Purchased Equity;
(v)    solely to the extent related to or reasonably expected to adversely affect the Business or the Company Group, implement or announce any employee layoffs, plant closings, reductions in force, furloughs, salary or wage reductions or other such actions, in each case, that trigger notice obligations under the WARN Act or would constitute a collective redundancy under Council Directive 98/59/EC or, where applicable, any comparable national or local legislation, in each case, with respect to the Business or the Company Group, without providing any required notice or otherwise complying with applicable Laws and Contracts;
(vi)    terminate or take any action to effect the termination of any Senior Employee of the Company Group or the Business, other than for cause;

(vii)    except (A) as required pursuant to the terms of a Benefit Plan or Union Contract in effect as of the Effective Date, (B) in connection with any action taken in the ordinary course of business that applies to other employees of Seller or its Affiliates that does not disproportionately affect the Business Employees and would not result in any material cost increase to Purchaser or its Affiliates (including, following the Closing, any member of the Company Group) following the Closing or (C) for any actions for which the cost is borne solely by Seller and its Affiliates (other than the Company Group), (1) amend, modify or terminate any Benefit Plan or any Union Contract or adopt any plan, program, agreement or arrangement that would constitute a Benefit Plan if in effect on the Effective Date, other than entry into offer letters or employment Contracts with new hires permitted by clause (5) in the ordinary course of business (including the use of the normal form of offer letter or Contract for such new hires), (2) grant any increase in compensation or benefits (including wages, bonuses, profit sharing, retirement or insurance) to any Business Employee whose annualized base compensation is in excess of $200,000, other than annual increases in the ordinary course of business, (3) take any action to accelerate the funding, vesting or payment of any compensation or benefits payable to a Business Employee, (4) grant any severance or any retention, change in control, transaction or other special bonus to any Business Employee whose annualized base compensation is in excess of $200,000 or (5) hire any employee who would be a Business Employee and annualized base compensation is in excess of $200,000;
(viii)    (A) enter into any Contract that if in effect on the Effective Date would be a Material Contract or (B) materially modify or materially amend, in each case, in a manner adverse to the Business, or terminate or waive any material rights under, any Material Contract (or other Contract which would be a Material Contract if in effect on the Effective Date), in each case of this Section 4.02(b)(viii), other than in the ordinary course of business; provided, that for the avoidance of doubt, nothing in this Section 4.02(b)(viii) shall be construed to restrict any action that is specifically the subject of and expressly permitted by any other clause of this Section 4.02(b);
(ix)     make any capital expenditures relating to the Business in excess of $2,000,000 per project or $15,000,000 in the aggregate other than those capital expenditures in substantially the amounts set forth in the Business’s budget for the 2026 fiscal year or any subsequent fiscal years as made available to Purchaser prior to the Effective Date;
(x)    cause any member of the Company Group to acquire (by merger, consolidation, acquisition of Equity Interests or assets or otherwise) (A) any corporation, partnership or other business organization or division or (B) assets or other properties of any other Person, other than (1) for an amount not exceeding $5,000,000 in the aggregate or (2) Inventory (or the components thereof) in the ordinary course of business;
(xi)    sell, lease or otherwise dispose of any tangible assets of the Company Group having a fair market value in excess of $5,000,000 in the aggregate, except for (A) sales of Inventory in the ordinary course of business or (B) sales or other dispositions of assets that are obsolete or no longer used by the Company Group or otherwise in connection with the Business, taken as a whole;

(xii)    sell, transfer, assign, license, sublicense, intentionally abandon, permit to lapse, dispose of or grant any Lien (other than Permitted Liens) on any material Business Intellectual Property, other than (A) non-exclusive licenses and sublicenses granted in the ordinary course of business or (B) the abandonment, disposal, lapse or expiry of Intellectual Property at the end of the applicable statutory term;
(xiii)    with respect to any member of the Company Group, and other than with respect to any Consolidated Tax Return or any Seller Tax Group, (A) make, change or rescind any material Tax election (in each case, other than in the ordinary course of business), (B) change or adopt any material method of accounting for Tax purposes, (C) amend, re-file or otherwise modify any material Tax Return, (D) settle, compromise or concede any material claim or assessment in respect of Taxes, (E) consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of material Taxes, or (F) enter into any closing agreement (as described in Section 7121 of the Code or any similar provision of state, local or non-U.S. Tax Law) in respect of material Taxes with any Taxing Authority;
(xiv)    loan or advance any amount, or make any capital contributions, to any Person, in each case, in excess of $200,000, individually or in any series of related transactions, other than (A) to members of the Company Group or (B) extensions of trade credit and supplier, vendor or partner advances in the ordinary course of business; provided, that in the case of this Section 4.02(b)(xiv) Seller’s only obligation shall be to cause the members of the Company Group not to take the actions described in this Section 4.02(b)(xiv);
(xv)    incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee or otherwise become responsible for the obligations of any Person related to the foregoing, or make any loans (in each case, other than (A) pursuant to intercompany borrowing arrangements (1) that will be settled or repaid in full, or canceled or terminated, at or before the Closing in accordance with Section 6.04 or (2) solely between or among the members of the Company Group, (B) Debt incurred under the Company Group’s existing credit and financing arrangements in the ordinary course of business for working capital purposes, (C) Debt for borrowed money not in excess of $5,000,000 in the aggregate and, in the case of clause (B) and this clause (C), all of which shall be repaid at or prior to the Closing or specifically included (on a dollar-for-dollar basis) in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04, and (D) interest accruing on Debt outstanding as of the date of this Agreement or incurred after the Effective Date in accordance with the terms of this Agreement); provided, that in the case of this Section 4.02(b)(xv), Seller’s only obligation shall be to cause the members of the Company Group not to take the actions described in this Section 4.02(b)(xv);
(xvi)    make any material change to the methods of financial accounting or accounting practices or policies used by the Company Group or the Business in the preparation of its financial statements in effect as of the Effective Date, except (A) as required by GAAP or applicable Law or (B) consistent with changes made generally by Seller with respect to its Subsidiaries other than the Company Entities;

(xvii)    compromise, settle or agree to settle any Proceeding relating to any member of the Company Group or the Business involving (A) monetary damages for which any member of the Company Group will have any Liability following the Closing, unless such Liability would be paid in full prior to Closing or included as Debt or a current liability in the calculation of Working Capital as of the Measurement Time pursuant to the terms of this Agreement or (B) injunctive or other nonmonetary relief that imposes material ongoing limitations on the conduct or operation of the Business that will remain in effect after the Closing Date, and, in each case, a customary release of the Company Group and the Business shall have been obtained; provided, that, in the case of clauses (A) and (B), such settlement or agreement shall not involve a criminal Proceeding or admission of wrongdoing by the Company Group or the Business; provided, that this Section 4.02(b)(xvii) shall not apply to Proceedings with respect to Taxes, which are addressed exclusively in Section 6.12;
(xviii)    adopt or enter into any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any member of the Company Group;
(xix)    cancel or allow to terminate any (A) occurrence based insurance policy to the extent providing coverage for the Business or (B) any other insurance policy covering primarily the members of the Company Group or the Business or intentionally allow any such insurance coverage thereunder to lapse, unless simultaneously with such cancellation, termination or lapse replacement coverage equal to or greater than the existing coverage is in full force and effect with no gap in coverage;
(xx)    accelerate the payment of accounts payable of the Business in any Restricted Cash Jurisdiction in a manner that is outside of the ordinary course of business; or
(xxi)    authorize or commit in writing to take any of the foregoing actions described in this Section 4.02(b).
For the avoidance of doubt, the obligations of Seller set forth in this Section 4.02(b) shall in no event restrict or limit the actions of Seller or any of its Subsidiaries to the extent such actions relate exclusively to the Seller Business and would not reasonably be expected to adversely affect the Business or any member of the Company Group.
(c)    Nothing in this Agreement, including this Section 4.02, is intended to give Purchaser, directly or indirectly, the right to control or direct the Company Group’s business or operations prior to the Closing.
Section 4.03    Confidentiality; Non-Competition; Non-Solicitation; No Hire.
(a)    During the two year period immediately following the Closing, Seller shall keep confidential, and cause its Subsidiaries to keep confidential, all material non-public information concerning the Company Group and the Business, except (a) as required or requested by a Governmental Entity or required pursuant to Law or the rules or regulations of any securities exchange or listing authority or legal, administrative or judicial process (provided that Seller shall, to the extent reasonably practicable and permitted by Law, promptly notify Purchaser of such requirement or request and the disclosure that is expected to be made with respect thereto and, upon Purchaser’s request and at Purchaser’s sole cost and expense, reasonably cooperate with Purchaser to limit or obtain confidential treatment for such disclosure), (b) for information that is available on the Closing Date to the public, or thereafter becomes available to the public, other than as a result of a breach of this Section 4.03, (c) for information used or disclosed in connection with the exercise of any right or remedy provided in any Transaction Document or any Proceeding directly or indirectly arising out of, under or relating to any Transaction Document, (d) for information disclosed to Seller or any of its Affiliates following the Closing Date on a non-confidential basis by any Person not known by Seller to be bound by an obligation of confidentiality to the Company Group, (e) for information that is or was independently conceived or developed by or on behalf of Seller or any of its Affiliates or any of their Representatives following the Closing Date and (f) for information disclosed in connection with Tax reporting.
(b)     During the four year period immediately following the Closing, Seller shall not, and Seller shall cause its Subsidiaries to not, directly or indirectly, conduct, invest in, acquire, own, or otherwise engage in any business that competes with the Business (other than in a de minimis manner) anywhere in the world (a “Restricted Business”); provided, however, that it shall not be deemed to be a violation of this Section 4.03(b) for Seller or any of its Subsidiaries to: (i) invest in an unaffiliated Person that invests in, manages, operates or controls a Restricted Business, so long as Seller’s and its Subsidiaries’ aggregate investment is less than 5% of the outstanding ownership interest in such Person and Seller and its Subsidiaries do not control such Person; (ii) invest in securities that are publicly traded or listed on any securities exchange or automated quotation system and that constitute less than 5% of the outstanding voting power of the issuing Person; (iii) sell, distribute, lease or license in the ordinary course of business any assets, Inventory, products or services to an unaffiliated Person engaged in a Restricted Business; (iv) purchase or otherwise acquire in the ordinary course of business any products or services from an unaffiliated Person engaged in a Restricted Business for use in a business other than a Restricted Business; or (v) take any action expressly permitted or required by any Transaction Document (including operating any Deferred Business in accordance with this Agreement). Notwithstanding the foregoing, nothing in this Section 4.03(b) shall prohibit or otherwise restrict Seller or its Subsidiaries from acquiring an interest (whether by merger, stock purchase, asset purchase or other form of transaction) in a business or entity (an “Other Business”) that operates in a Restricted Business so long as (y) such Restricted Business constitutes 20% or less of the gross revenues reflected in the consolidated financial statements of such Other Business for the four most recently completed fiscal quarters preceding the acquisition of such Other Business (the “Other Business Threshold”) or (z) Seller or its applicable Subsidiary: (1) promptly as reasonably practicable after completion of such acquisition, delivers written notice to Purchaser offering Purchaser the opportunity to acquire the portion of such Restricted Business in excess of the Other Business Threshold (a “ROFO Notice”), which ROFO Notice shall describe in reasonable detail the Restricted Business proposed to be divested, and Purchaser shall have a period of 30 days following receipt of such ROFO Notice to deliver to Seller in good faith a binding written offer to acquire such Restricted Business (a “ROFO Response”); provided, that (A) if Purchaser delivers a ROFO Response within such 30-day period, Seller and Purchaser shall negotiate in good faith for a period of 30 days following Seller's receipt of the ROFO Response to reach a definitive agreement with respect to such transaction, and if Seller and Purchaser are unable to reach a definitive agreement within such 30-day period, Seller shall use reasonable best efforts to divest such Restricted Business as promptly as reasonably practicable thereafter to any third party, and (B) if Purchaser does not deliver a ROFO Response within such 30-day period, Seller shall use reasonable best efforts to divest such Restricted Business as promptly as reasonably practicable thereafter to any third party or (2) ceases operating such portion of the Restricted Business in excess of the Other Business Threshold as conducted by such Seller or its applicable Subsidiary as promptly as reasonably practicable after completion of such acquisition.
(c)    For a period of two years commencing on the Closing Date, Seller shall not, and shall cause its Subsidiaries to not, directly or indirectly, (i) solicit or attempt to solicit any employee of the Company Group who (A) holds a position of salary band level 4 or higher or (B) any employee of the Company Group whose primary function is, as of Closing, or was, during the 12-month period immediately prior to Closing, research and development, engineering or management of a Material Customer relationship (each, a “Covered Employee”) to leave the employ of the Company Group or (ii) hire any Covered Employee; provided that nothing in this Section 4.03(c) shall restrict or preclude Seller or any of its Subsidiaries from (A) making any general solicitation or advertisement that is not specifically targeted or focused on employees of the Company Group (and nothing shall prohibit such generalized searches for employees through various means, including the use of advertisements in the media (including trade media) or the engagement of search firms to engage in such generalized searches), or (B) soliciting and hiring any individual (1) who responds to the general solicitation or advertisement described in the foregoing clause (A) or (2) whose employment is terminated (x) by Purchaser or any of its Affiliates for any reason or (y) by the employee for any reason at least 6 months prior to such solicitation or hiring.
(d)    The Parties hereby acknowledge and agree that the covenants and agreements set forth in this Section 4.03 are a material inducement to entering into this Agreement. The Parties further acknowledge that the restrictive covenants set forth in this Section 4.03 are reasonable in terms of duration and scope. The Parties agree that, if any court of competent jurisdiction in a final, nonappealable judgment determines that a specified time period, a specified business limitation or any other relevant feature of this Section 4.03 is unreasonable, arbitrary or against public policy, then a lesser time period, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.
Section 4.04    Company Internal Reorganization.
(a)    Seller shall, and shall cause its Subsidiaries to, use reasonable best efforts to consummate the Company Internal Reorganization prior to the Closing, in a manner that complies with applicable Law, Material Contracts (assuming the receipt of all Consents described in Section 2.3(a) of the Disclosure Schedule) and in compliance with each of this Agreement and that certain Global Separation Agreement by and between Seller and certain

Seller Entities (the “Global Separation Agreement”), attached hereto as Exhibit D, which summarizes the principal transactions required to effect the Company Internal Reorganization and describes other agreements that relate to certain other matters prior to and following the Company Internal Reorganization. Seller shall be responsible for all costs and expenses incurred by Seller or any Affiliate of Seller in connection with the Company Internal Reorganization.
(b)    Seller shall be entitled to modify the Company Internal Reorganization from time to time; provided, however, that (i) Seller shall obtain Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed given if Purchaser does not provide a written response that either accepts or rejects such consent request within five Business Days after a written request (which may be by email) by Seller for such consent; provided, that if the Parties are continuing to discuss in good faith the matter for which consent is requested on the fifth Business Day of such five Business Day period, such five Business Day period shall be extended to the tenth Business Day following the date of such initial request) prior to any modification, alteration or change to the Company Internal Reorganization or any component thereof, the Global Separation Agreement or any other Company Internal Reorganization Document if such modification, alteration or change would materially adversely affect the Business or the Company Group, in each case, taken as a whole, and (ii) if such modification, alteration or change would not materially adversely affect the Business or the Company Group, in each case, taken as a whole, except in the case of any de minimis modification, alteration or change, Seller shall provide Purchaser with written notice of such modification, alteration or change no less than three Business Days prior to implementing such modification, alteration or change, together with a reasonably detailed description of the modification, alteration or change and the rationale therefor, and Purchaser shall have a reasonable right to consult with Seller regarding such modification, alteration or change prior to its implementation (but without delaying the implementation thereof), and Seller shall consider Purchaser’s comments in good faith. In the event the Company Internal Reorganization is so modified, altered or changed, (A) Annex D shall be deemed to be automatically amended to reflect such modification, alteration or change to the extent applicable, (B) the Global Separation Agreement shall be amended and restated to reflect such modification, alteration or change to the extent applicable, and (C) references in this Agreement to the “Company Internal Reorganization” shall be deemed to refer to the Company Internal Reorganization as modified, altered or changed in accordance herewith.
(c)    Without limiting any of the representations and warranties expressly made by Seller in Article II or in the other Transaction Documents or in the certificate contemplated by Section 7.01(a)(iii), all transfers, sales, assignments, contributions and conveyances pursuant to the Company Internal Reorganization shall be on an “as-is,” “where-is” basis, without representation or warranty of any kind or nature (except to the extent required by applicable Law). For the avoidance of doubt, none of the Global Separation Agreement, Foreign Transfer Agreements, or any agreements to effect the Company Internal Reorganization (collectively, together with each Deferred Closing Transfer Agreement, the “Company Internal Reorganization Documents”) shall have any effect on the value being given or received by Seller or Purchaser, which shall be determined solely in accordance with this Agreement.

(d)    Purchaser shall not, and shall cause its Affiliates not to, bring any claim (including for breach of any representation, warranty, undertaking or covenant relating to the transactions contemplated by this Agreement) against Seller or its Affiliates in respect of or based upon any of the Company Internal Reorganization Documents, except (i) to enforce the provisions of this Agreement with respect to the Company Internal Reorganization (including this Section 4.04 and Section 6.14) or claims otherwise necessary or appropriate to enforce any transfer of any assets or liabilities in a manner consistent with the terms of this Agreement or the terms of any Company Internal Reorganization Document, (ii) claims for Losses with respect to the Company Internal Reorganization pursuant to Section 10.02(a) or (iii) for any claim that the Company Internal Reorganization was not consummated in accordance with the terms of this Agreement (including this Section 4.04 and Section 6.14). All such claims (except as referred to above) shall be brought in accordance with, and be subject to the provisions, rights and limitations set out in, this Agreement. For the avoidance of doubt, nothing in this Section 4.04(d) shall limit or otherwise affect Seller’s obligations or Purchaser’s rights under this Agreement as they relate to Losses arising from or in connection with the Company Internal Reorganization.
(e)    Upon written request (including by email) by Purchaser, Seller shall reasonably consult with Purchaser and its advisors from time to time regarding the Company Internal Reorganization and the implementation thereof. All material Company Internal Reorganization Documents shall be in form and substance reasonably satisfactory to Purchaser (provided that Purchaser’s approval thereof shall not be unreasonably withheld, conditioned or delayed and shall be deemed given if Purchaser does not provide a written objection to such material Company Internal Reorganization Documents within five Business Days after a copy thereof has been furnished by Seller); provided, that, if such Company Internal Reorganization Documents are substantially consistent with the terms hereof, the Global Separation Agreement and the form(s) attached thereto, then no such consent of Purchaser shall be required. For the avoidance of doubt, any documentation implementing any modification, alteration or change requiring Purchaser’s consent pursuant to clause (i) of Section 4.04(b) shall be considered material and subject to Purchaser’s reasonable review and comment, and Seller shall deliver drafts of such Company Internal Reorganization Documents to Purchaser in advance of completion of the Company Internal Reorganization (or applicable component thereof) for Purchaser’s review and comment (which review and comment shall be completed in a timely manner and not be unreasonably withheld, conditioned or delayed). Seller shall promptly deliver executed copies of the material Company Internal Reorganization Documents to Purchaser, on a jurisdiction-by-jurisdiction basis, following the completion of the reorganizational steps contemplated by Company Internal Reorganization within each applicable jurisdiction.
(f)    Any transfer with respect to the Company Internal Reorganization that has not been completed prior to the Closing, if the Closing occurs, shall be completed in accordance with Section 6.14.
Section 4.05    No Solicitation of Other Bids. Immediately following the execution of this Agreement until the earlier of the Closing Date or the termination of this Agreement, Seller shall cease, terminate and cause to be terminated, and will cause all of its Affiliates to, and direct its relevant Representatives to, immediately cease, terminate and cause to be terminated, all discussions or negotiations with any Person, other than Purchaser, with respect to, or that could reasonably lead to, a direct or indirect sale of the Company Group or any member of the Company Group or a direct or indirect sale of all or a material portion of the assets of the Business.
Section 4.06    Resignations. Seller shall use commercially reasonable efforts to deliver any resignations of (in each case, effective as of the Closing), the directors, managers and officers of the Company Group who are identified in a written request by Purchaser to Seller no less than 30 days prior to the Closing Date.
ARTICLE V

COVENANTS OF PURCHASER
Section 5.01    Confidentiality. Purchaser acknowledges that the information being made available to it in connection with the Transactions and the transactions contemplated by each of the other Transaction Documents (including the terms, conditions and other provisions of this Agreement and each of the other Transaction Documents) is subject to the Confidentiality Agreement, the terms, conditions and other provisions of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement automatically (and without any further action by any party thereto) shall be amended to not have applicability with respect to the Company Group and the Business, it being understood and agreed that, after the Closing, (a) any and all other information made available to Purchaser or its Affiliates by or on behalf of Seller or any of its Affiliates or any of their respective Representatives, concerning Seller or any of its Affiliates (other than the Company Group and the Business) and the terms, conditions and other provisions of this Agreement and each of the other Transaction Documents shall remain subject to the terms, conditions and other provisions of the Confidentiality Agreement for a period of two years following the Closing, and this Agreement shall constitute the requisite consent of the parties to amend the Confidentiality Agreement accordingly and (b) Purchaser shall, and shall cause its Affiliates (including the Company Group from and after the Closing) to, keep confidential and not disclose any Trade Secret, know-how or other confidential information relating to Seller or any of its Affiliates (other than the Company Group and the Business) to which Purchaser, its Affiliates or the Company Group had access, or otherwise have knowledge of, prior to the Closing, in each case, in accordance with the terms of the Confidentiality Agreement, as modified by this Agreement. Notwithstanding the foregoing, Purchaser and its Affiliates shall be permitted to disclose confidential information with respect to the Company Group or the Business as necessary and consistent with customary practices (including customary confidentiality requirements) in connection with the Debt Financing. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement (and the terms, conditions and other provisions thereof) and the obligations of Purchaser under this Section 5.01 shall nonetheless continue in full force and effect; provided, however, that Purchaser and Seller expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to the termination thereof, if, for any reason, this Agreement is terminated, the confidentiality and non-use obligations set forth in the Confidentiality Agreement shall continue in full force and effect for a period of two years following the termination of this Agreement and otherwise in accordance with their terms, and this Agreement shall constitute the requisite consent of the parties to amend the Confidentiality Agreement accordingly.
Section 5.02    Records. During the seven-year period following the Closing Date (or such longer period if required by applicable Law), upon reasonable advance written notice, Purchaser shall, and shall cause the Company Group to, furnish or cause to be furnished to Seller, its Affiliates and their respective Representatives reasonable access, during normal business hours, to such information, books and records (including by furnishing copies thereof) and designated personnel of or relating to the Company Group and the Business for periods prior to the Closing as is reasonably necessary (i) for financial reporting and accounting matters, (ii) for other reasonable business purposes, (iii) to facilitate the investigation, litigation, settlement or final disposition of any claims that may have been or may be made by or against Seller or any of its Affiliates (other than claims by Purchaser or any Affiliate of Purchaser against Seller or any Affiliate of Seller or by Seller or any Affiliate of Seller against Purchaser or any Affiliate of Purchaser, in each case, arising out of or relating to this Agreement or any other Transaction Document) or (iv) in connection with any investigation by any Governmental Entity, in the case of each of clauses (ii) through (iv), other than in connection with any claim related to Taxes, which shall be governed by Section 6.12. Nothing in this Section 5.02 shall obligate Purchaser to (A) furnish any access, information, books and records or designated personnel that does not relate to the Company Group or the Business for periods prior to the Closing or (B) take any action that would (x) unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations or (y) violate or result in a waiver of any attorney-client privilege of Purchaser or the Company Group or violate any applicable Law; provided, further, that if any such access is so restricted, Purchaser shall notify Seller of the applicable restriction and the general nature of the access or information being restricted and Purchaser and the Company Group shall use reasonable efforts to provide such access in a manner that would not result in any of the outcomes described in the foregoing clauses (A) or (B).
Section 5.03    Financing.
(a)    Purchaser shall not, without the prior written consent of Seller, (i) agree to, or permit any withdrawal, rescindment, amendment, replacement, supplement or modification to be made to, or any waiver of any provision or remedy pursuant to or consent under, the Debt Financing Letters or the definitive agreements relating to the Debt Financing if such withdrawal, rescindment, amendment, replacement, supplement, modification, consent or waiver would, or would reasonably be expected to, (A) reduce the aggregate amount of the Debt Financing to an amount that is less than the amount required to consummate the Transactions (except to the extent permitted pursuant to Section 6.02(d) hereof), including by changing the amount of the fees (other than by operation of any “market flex” terms) to be paid or the original issue discount of the Debt Financing, (B) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing (it being understood that the exercise of any “market flex” provisions shall be deemed not to be an amendment, modification or waiver) or expand the information required to be provided by Seller and the Company Group, (C) expand, amend or modify any other terms to the Debt Financing (it being understood that the exercise of any “market flex” provisions shall be deemed not to be an amendment, modification or waiver) in a manner that would reasonably be expected to (x) delay or prevent the Closing or (y) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur in any respect; or (D) adversely impact the ability of Purchaser or Seller, as applicable, to enforce its rights against the other parties to the Debt Financing Letters or the definitive agreements with respect thereto (including any right to seek or obtain specific performance of the Debt Financing Letters); provided, that, the foregoing shall not restrict the ability of Purchaser to amend, supplement or modify the Debt Financing Letters to add lead arrangers, bookrunners, syndication agents or similar entities (which additional lead arrangers, bookrunners, syndication agents or similar entities may also become Financing Sources) or (ii) terminate, or permit the termination of, any Debt Financing Letter (the foregoing clauses (A) through (D), collectively, the “Prohibited Modifications”). Purchaser shall (x) notify Seller of its intention to make any amendment, supplement or modification, or to waive any provision or remedy pursuant to or consent under, the Debt Financing Letters (or to the extent entered into prior to the Closing Date, the definitive agreements relating to the Financing) and keep Seller reasonably informed of the terms thereof and (y) provide Seller final drafts of any amendment, supplement, modification, consent or waiver to the Debt Financing Letters and the definitive agreements relating to the Financing prior to execution thereof so as to permit Seller a reasonable period of time in which to confirm that such proposed amendment, supplement, modification, consent or waiver complies with this Section 5.03(a) and does not effect a Prohibited Modification. Purchaser shall promptly, and in any event within twenty-four hours of being obtained by Purchaser, deliver to Seller true, correct and complete copies of any amendment, supplement or modification of, or waiver of any provision or remedy pursuant to or consent under, the Debt Financing Letters and the definitive agreements relating to the Debt Financing. Upon the effectiveness of any such amendment, supplement, modification, consent or waiver of or under any Debt Financing Letter not constituting or effecting a Prohibited Modification and otherwise in express compliance with this Section 5.03(a), the terms “Debt Commitment Letter”, “Fee Letter” and “Debt Financing Letters” shall mean the Debt Commitment Letter, Fee Letter and Debt Financing Letters, as applicable and as amended, replaced, supplemented or modified or subject to such consent or waiver, in each case, in express compliance with this Section 5.03(a).
(b)    Subject to the terms and conditions of this Agreement, Purchaser shall use its, and shall cause its Affiliates to use their, respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange, consummate and obtain the Debt Financing on a timely basis (subject to Section 6.02(d)), but in any event no later than the time the Closing is required to occur pursuant to Section 1.02(a), on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions in any Fee Letter) set forth in the Debt Financing Letters, including using its reasonable best efforts to (i) maintain in effect the Debt Financing Letters in accordance with the terms and subject to the conditions therein (subject to the revisions that are permitted hereby), (ii) negotiate, enter into, execute and deliver definitive agreements with respect to the Debt Financing contemplated by, and on the terms set forth in, the Debt Commitment Letter and related Fee Letter on a timely basis on the terms and subject only to the conditions (including any “flex” provisions in the related Fee Letter) set forth in the Debt Commitment Letter and related

Fee Letter and without effecting any Prohibited Modification, (iii) satisfy (and cause its Affiliates to satisfy) on a timely basis all conditions contained in the Debt Commitment Letter and such definitive agreements related thereto at or prior to the time the Closing is required to occur pursuant to Section 1.02(a), (iv) consummate the Debt Financing at or prior to the Closing, including causing the Financing Sources to fund the Debt Financing at the Closing, (v) comply with its covenants or other obligations pursuant to the Debt Financing Letters and the definitive documents relating to the Debt Financing at or prior to the time the Closing is required to occur pursuant to Section 1.02(a) and (vi) enforce its rights pursuant to the Debt Financing Letters. Purchaser shall pay, or cause to be paid, all commitment or other fees arising pursuant to the Debt Financing Letters as and when they become due.
(c)    Purchaser shall give Seller prompt notice in writing (but in any event within one Business Day after the occurrence or discovery thereof) (i) of any breach (or threatened breach), default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default), cancellation, termination or repudiation by any party to the Debt Financing Letters or definitive agreements related to the Debt Financing; (ii) of the receipt by Purchaser of any oral or written notice or communication from any Financing Source with respect to any (A) actual or threatened breach, default, cancellation, termination or repudiation (or notice or communications from lenders or other sources of Debt Financing to Purchaser of any such actual or threatened breach, default, cancellation, termination or repudiation received by Purchaser) by any party to the Debt Financing Letters or any definitive agreements related to the Debt Financing of any provisions of the Debt Financing Letters or such definitive agreements; or (B) dispute or disagreement between or among any parties to the Debt Financing Letters or any definitive agreements related to the Debt Financing; (iii) if for any reason Purchaser at any time reasonably believes that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Financing Letters or any definitive agreements related to the Debt Financing; and (iv) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Debt Financing contemplated by the Debt Financing Letters.
(d)    If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions in any Fee Letter) contemplated in the Debt Commitment Letter and related Fee Letter such that Purchaser will have insufficient funds to consummate the Transactions, Purchaser shall promptly notify Seller in writing and use its reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event, (i) arrange and obtain the Debt Financing or such portion of the Debt Financing from the same or alternative sources (A) on terms and conditions not materially less favorable in the aggregate to Purchaser than those contained in the Debt Commitment Letter and related Fee Letter, (B) containing conditions to draw, conditions to Closing and other terms that would reasonably be expected to affect the availability thereof that (1) are not more onerous than those conditions and terms contained in the Debt Commitment Letter and related Fee Letter, (2) would not reasonably be expected to delay the Closing or make the Closing less likely to occur and (3) are in an amount at least equal to the Debt Financing or such portion thereof as is necessary to consummate the Transactions, as the case may be (the “Alternate Debt Financing”) and (ii)

obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), which new letters will replace the existing Debt Commitment Letter in whole or in part (provided that no New Debt Commitment Letter shall contain any terms or conditions that would constitute or effect a Prohibited Modification if implemented as an amendment or other modification to the Debt Commitment Letter in effect as of the Effective Date). Purchaser shall keep Seller reasonably informed of the terms of any Alternative Debt Financing and provide Seller with final drafts of all proposed New Debt Commitment Letters prior to execution thereof so as to permit Seller a reasonable period of time in which to confirm that such proposed New Debt Commitment Letters comply with this Section 5.03(d). Purchaser will promptly provide a copy of any New Debt Commitment Letter (and any fee letter in connection therewith or other agreements related thereto) to Seller. Any reference in this Agreement to (x) the “Debt Financing Letters” or the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter (and any fee letter in connection therewith or other agreements related thereto) to the extent then in effect, (y) the “Debt Financing Letters” shall refer to such documents as otherwise amended or modified in accordance with the terms of this Agreement and (z) the “Debt Financing” means the Debt Financing contemplated by the Debt Financing Letters as amended or modified in accordance with the terms of this Agreement.
(e)    Purchaser shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Debt Financing Letters or in any definitive agreement relating to the Debt Financing. Purchaser acknowledges and agrees that none of the obtaining of the Debt Financing or any permitted alternative financing, the completion of any issuance of securities contemplated by the Debt Financing is a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Debt Financing or any permitted alternative financing, the completion of any such issuance, subject to the applicable conditions set forth in Section 7.01. If the Debt Financing has not been obtained, Purchaser will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Transactions.
Section 5.04    No Use of Seller Names and Marks; Transitional License.
(a)    Purchaser shall, and shall cause the Company Group to use commercially reasonable efforts to, as soon as practicable, and in any event no later than six months after the Closing Date, change its and their legal names such that they do not include any of the Seller Names and Marks and amend or terminate any organizational document, certificate of incorporation, certificate of assumed name or “doing business as” filing by the Company Group so as to, and make all filings with all applicable Governmental Entities required to, remove from each such document, certificate or filing the Seller Names and Marks from such entity’s legal name. Subject to Purchaser’s and the Company Group’s compliance with this Section 5.04, Seller hereby grants to the Company Group a non-exclusive, worldwide, royalty-free, non-transferable, non-sublicensable (except in a manner consistent with past practice), irrevocable license under the Seller Names and Marks used in the Business as of the Closing, to (i) continue use of such Seller Names and Marks in the ordinary course of business for a period of 12 months following the Closing Date, (ii) distribute any remaining sales and product literature and Inventory that uses any of such Seller Names and Marks for a period of 18 months following the Closing Date, (iii) as to any item of tooling used in the Business in existence on the Closing Date that bears any such Seller Names and Marks, to use such tooling until the earlier of (A) the date it becomes necessary for the Company Group to replace such tooling in the ordinary course of business or (B) 12 months following the Closing Date and (iv) distribute any Inventory bearing such Seller Names and Marks produced following the Closing Date using the tooling described in clause (iii) for a period of 18 months following the Closing Date (the periods set forth in clauses (i)-(iv), in each case unless earlier terminated by Seller pursuant to Section 5.04(c), each, a “Transitional Period”), in each case of clauses (i)-(iv), consistent in all material respects with past practice of the Business during the six-month period prior to the Closing Date (including the level of service and quality) (the foregoing license granted pursuant to clauses (i)-(iv), the “Transitional License”). Purchaser shall, and shall cause the Company Group to, as soon as practicable, and in any event no later than the end of the applicable Transitional Period, cease to make any use of and cease to permit any third party to make any use of the Seller Names and Marks, including removing, deleting, covering, striking over, rendering illegible or otherwise obliterating all Seller Names and Marks from all assets and other materials owned, controlled or held by the Company Group (regardless of form or medium), including all sales and product literature, purchase orders, invoices, shipping documents, vehicles, business cards, schedules, stationery, displays, signage (including on any Real Property or vehicle), promotional materials, manuals, forms, websites, electronic materials, media (including any social media), email, computer software, packaging and labeling and all other materials and systems.
(b)    As between the Parties, Seller or its Affiliates (other than the Company Group), as applicable, are the sole and exclusive owners of all right, title and interest in and to the Seller Names and Marks and all rights related thereto and goodwill associated therewith. All uses of the Seller Names and Marks under the Transitional License and the goodwill arising therefrom shall inure solely to the benefit of Seller or its Affiliates. Any use by Purchaser or the Company Group under the Transitional License shall be, in all material respects, in a form and manner, and with standards of quality, in effect by Seller and its Affiliates with respect thereto as of the six-month period prior to the Closing Date and in accordance with all applicable Laws. To the extent that Purchaser, the Company Group, or any of their Affiliates has or acquires any right, title or interest in and to the Seller Names and Marks, Purchaser and the Company Group hereby assign, and if applicable shall cause its or their Affiliates to assign, to Seller or its designated Affiliate all of such right, title and interest in and to such Seller Names and Marks.
(c)    Except as expressly permitted in Section 5.04(a), Purchaser shall not, and shall cause each of its Affiliates to not, directly or indirectly, at any time or in any form or manner following the Closing in any jurisdiction (i) use any Seller Names and Marks (including, for the avoidance of doubt, as part of an Internet domain name, social media handle or member of the Company Group’s name), (ii) file any application to register or otherwise seek to register or obtain any rights with respect to any Seller Names and Marks or to any other Mark that is confusingly similar to any Seller Names and Marks or (iii) challenge the ownership, use, validity, enforceability or registrability of any Seller Names and Marks. Without limiting any other remedies that may be available to Seller or any of its Affiliates, Seller shall have the right to terminate the Transitional License upon written notice to Purchaser, following a 30-day notice and cure period, if Purchaser or any of its Affiliates breaches, in any material respect, any of the terms or conditions set forth in this Section 5.04 or otherwise fails to comply in any material respect with any reasonable direction of Seller with respect to the use of any of the Seller Names and Marks (including any quality standards) consistent with the express provisions of this Section 5.04; provided, that, such direction is consistent with quality standards in effect as of the Closing Date and does not impose requirements materially more onerous than those in effect during the six-month period prior to the Closing Date. For clarity, nothing shall restrict Purchaser or the Company Group from using or referencing the Seller Names and Marks used in the Business as of the Closing at any time after the Closing Date (A) in a non-trademark manner to describe or provide information regarding the history of the Business or historical relationship between Seller and its Affiliates, on the one hand, and Purchaser, its Affiliates and the Company Group, on the other hand, with respect to the Business, (B) in historical legal and business documents and in non-public facing office materials, (C) in a manner that would constitute “fair use” or “descriptive use” under applicable Law, (D) as required by applicable Law or (E) for internal or archival uses that are not visible to the public.
Section 5.05    Replacement of Credit Support.
(a)    Each Party shall use its respective reasonable best efforts, and shall reasonably cooperate with the other Party, to arrange for replacement arrangements, effective as of the Closing, for all Credit Support Guarantees provided by Seller or any of its Affiliates (other than the Company Group) for the benefit of the Company Group or the Business (the “Seller Guarantees”) that are in existence as of the Closing, and shall use its respective reasonable best efforts to obtain releases indicating that Seller and its Affiliates (other than the Company Group) shall have no Liability with respect thereto, in each case, in such form and substance as is reasonably satisfactory to Seller and Purchaser. Seller shall reasonably cooperate with Purchaser, including by providing financial information reasonably requested by counterparties to such Seller Guarantees.
(b)    To the extent any Seller Guarantees remain outstanding after the Closing Date, (i) each Party shall continue to use reasonable best efforts to arrange for replacement arrangements for all Seller Guarantees and to obtain releases indicating that Seller and its Affiliates shall have no liability with respect thereto, in each case, in such form and substance as is reasonably satisfactory to Seller, until such time that all Seller Guarantees have been replaced or terminated and Seller and its Affiliates have been released therefrom, and (ii) until the date that is 12 months following the Closing Date, Seller shall reasonably cooperate with Purchaser, including by providing financial information reasonably requested by counterparties to such Seller Guarantees, and maintain in effect each Seller Guarantee that has not been replaced or terminated pursuant to Section 5.05(a) or the preceding clause (i) (such Seller Guarantees, “Continuing Seller Guarantees”), following which 12-month anniversary of the Closing Date, Seller and its Affiliates may terminate any then-outstanding Seller Guarantees or take any other action with respect thereto as Seller may determine in its reasonable discretion. With respect to any Continuing Seller Guarantee, until such Continuing Seller Guarantee has been replaced or terminated and Seller or Seller’s Affiliate has been released therefrom without any further Liability, (A) Purchaser shall indemnify and hold harmless Seller and its Affiliates for any amounts required to be paid under, and any other Losses (other than the costs and expenses incurred in connection with the actions required by this Section 5.05) suffered or incurred by any of them arising in connection with, such Continuing Seller Guarantees from and after the Closing, and (B) Purchaser shall not permit the Company Group or any of their Affiliates to (1) renew or extend the term of, (2) increase the obligations of Seller or its applicable Affiliate under, (3) amend in any manner, except as contemplated pursuant to clause (i) above or otherwise required by this Agreement or (4) transfer to another third party other than Purchaser or the Company Group any loan, Contract or other obligation for which Seller or its Affiliates are or would reasonably be expected to be liable under such Continuing Seller Guarantee. To the extent that Seller or any of its Affiliates has performance obligations under any Continuing Seller Guarantee, Seller will notify and reasonably consult with Purchaser regarding such performance obligations and, subject to such consultation, Purchaser will use its reasonable best efforts to (x) perform such obligations on behalf of Seller or any of its Affiliates or (y) otherwise take such action as reasonably requested by Seller so as to put Seller and its Affiliates in the same position as if Purchaser or the Company Group, and not Seller or its Affiliates, had performed or were performing such obligations. Seller’s Affiliates are express and intended third party beneficiaries of this Section 5.05(b).
Section 5.06    Indemnification of Directors and Officers.
(a)    Purchaser agrees that all rights to indemnification or advancement of expenses in favor of the directors and officers of the Company Group (in such capacity, each, a “D&O Indemnitee” and collectively, the “D&O Indemnitees”), in each case, as provided in the organizational documents of the Company Group in effect as of the Effective Date, and made available to Purchaser, with respect to any matters existing or occurring at or prior to the Closing, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing, Purchaser shall not, and shall cause each member of the Company Group not to, amend, repeal or otherwise modify any indemnification and liability limitation or exculpation provisions contained in the organizational documents of the Company Group in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were D&O Indemnitees, unless such amendment, repeal or modification is required by applicable Law.
(b)    The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any D&O Indemnitee may at any time be entitled under Law or Contract, in each case, existing on the Effective Date, and every other such right and remedy of the D&O Indemnitee thereunder shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law.
(c)    In the event that Purchaser, any member of the Company Group or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties, rights or assets to any Person, then, in each case, the successors and assigns of such Persons or properties, rights or assets, as the case may be, must expressly assume in writing and be bound by the obligations set forth in this Section 5.06(a) as a condition of succession or assignment.
(d)    The provisions of this Section 5.06 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, their heirs and their personal representatives and shall be binding on all successors and assigns of Purchaser and the Company Group, and may not be terminated or modified in any manner adverse to such Persons without their prior written consent, unless such termination or modification is required by applicable Law.
Section 5.07    R&W Insurance Policy. The R&W Insurance Policy (a) provides that the insurers thereof expressly waive, and agree not to pursue, directly or indirectly, any claims of subrogation, contribution, rights of assignment or otherwise against Seller or any of Seller’s Affiliates (or any direct or indirect past or present shareholder, member, manager, partner, stockholder, employee, director, officer, agent, attorney, representative, successor or permitted assign (or the functional equivalent of any such position) of Seller or any of Seller’s Affiliates) (collectively, the “Seller Related Parties”) except with respect to claims for Fraud committed by Seller, (b) provides that the Seller Related Parties are express and intended third party beneficiaries of the R&W Insurance Policy, and (c) provides that none of the parties thereto shall amend, waive, modify or otherwise revise the R&W Insurance Policy in any manner related to the foregoing that is adverse to any of the Seller Related Parties without the express prior written consent of Seller. All premiums, underwriting fees, brokers’ commissions, taxes and any other costs, fees or expenses related to procuring and binding the R&W Insurance Policy shall be borne solely by Purchaser or its Affiliates.
Section 5.08    Separation Cooperation. As soon as reasonably practicable following the Effective Date, Purchaser will identify an individual to lead Purchaser’s separation efforts and have primary responsibility for the coordination and performance of the services under the Transition Services Agreement (such individual, the “Purchaser Separation Leader”). Purchaser agrees to, and agrees to have the Purchaser Separation Leader, reasonably cooperate in good faith with Seller’s “Separation Management Office” and provide assistance and take such actions reasonably necessary in connection with the planning of separation activities and coordination in preparation for the services to be provided under the Transition Services Agreement. The Purchaser Separation Leader will also meet monthly with Seller’s Separation Management Office to, jointly with Seller’s Separation Management Office, establish a set of mutually agreed procedures, including frequency of meetings and reporting, and other reasonable structures for cooperation in the execution of their obligations pursuant to this Agreement and the Transition Services Agreement.
Section 5.09    Non-Solicitation; No Hire.
(a)    For a period of two years commencing on the Closing Date, Purchaser shall not, and shall cause its Affiliates to not, directly or indirectly, solicit or attempt to solicit any director, officer or executive or senior-level employee of the Seller Business, in each case, with whom Purchaser had substantive contact or interaction, or about whom Purchaser obtained substantive knowledge (other than general employee census information), in connection with the Transaction or performance of this Agreement prior to the Closing Date, in each case, to leave the employ of Seller or its Subsidiaries (such Persons, the “Covered Persons”) or (ii) hire any person who was a Covered Person at any time during the one-year period immediately prior to the date on which such hiring would take place; provided that nothing in this Section 5.09(a) shall restrict or preclude Purchaser or any of its Affiliates from (A) making any general solicitation or advertisement that is not specifically targeted or focused on employees of the Seller Business (and nothing shall prohibit such generalized searches for employees through various means, including the use of advertisements in the media (including trade media) or the engagement of search firms to engage in such generalized searches) or (B) soliciting and hiring any individual (1) who responds to the general solicitation or advertisement described in the foregoing clause (A), or (2) whose employment is terminated (x) by Seller or any of its Affiliates for any reason or (y) by the employee for any reason at least six months prior to such solicitation or hiring.
(b)    The Parties hereby acknowledge and agree that the covenants and agreements set forth in this Section 5.09 are a material inducement to entering into this Agreement. The Parties further acknowledge that the restrictive covenants set forth in this Section 5.09 are reasonable in terms of duration and scope. The Parties agree that, if any court of competent jurisdiction in a final, nonappealable judgment determines that a specified time period, a specified business limitation or any other relevant feature of this Section 5.09 is unreasonable, arbitrary or against public policy, then a lesser time period, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.
ARTICLE VI

MUTUAL COVENANTS
Section 6.01    Efforts.
(a)    General. Prior to the Closing, except where different efforts or standards of performance are expressly required by the terms of this Agreement, each Party shall use reasonable best efforts to cause the conditions set forth in Article VII to be satisfied and to consummate the Transactions, in each case, as promptly as practicable, and in any event prior to the Outside Date.
(b)    Regulatory Matters. In furtherance and not in limitation of Section 6.01(a):
(i)    The Parties shall, and shall cause their Affiliates to, (A) as promptly as practicable and in any event not more than 15 Business Days after the Effective Date, make or cause to be made any Filings required of each of them or any of their respective Affiliates under the HSR Act, (B) as promptly as practicable and in any event not more than 20 Business Days after the Effective Date, make or cause to be made all Filings required of each of them or any of their respective Affiliates in respect of the other Required Approvals, (C) make or cause to be made an appropriate response as promptly as practicable to any request made by an applicable Governmental Entity for any additional information and documentary material in connection with any such Authorization or Filing and (D) cooperate with each other in connection with any such Authorization or Filing and in connection with resolving any investigation or other inquiry of any Governmental Entity in connection therewith. Purchaser shall pay all filing fees associated with such Filings.
(ii)    Subject to applicable Law, each Party shall (A) promptly inform the other Party of any substantive oral communication with, and provide copies of substantive written communications with, any Governmental Entity (including communications with Affiliates) regarding any such Filings or the Transactions, (B) upon reasonable request of the other Party, furnish the requesting Party with such information necessary for reasonable assistance concerning itself, its Affiliates, its and their respective directors, officers or equityholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Parties’ mutual cooperation in preparing any such Filings or submissions of information to any Governmental Entity pursuant to the Transactions and (C) permit the other Party to review in advance (and consider in good faith any comments made by the other Party in relation to) any proposed written or substantive oral communication by such Party or its Affiliates to any Governmental Entity relating to any such Filings or the Transactions; provided, that (x) Seller and Purchaser may, as each determines is reasonably necessary, designate competitively sensitive material provided to the other pursuant to this Section 6.01(b) as “outside counsel only” and such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to directors, officers or employees of the recipient unless express permission is obtained in advance from the source of such materials (Seller or Purchaser, as the case may be) or its legal counsel and (y) materials may be redacted (1) to remove references concerning the valuation of the Company Group and the Business, (2) as necessary to comply with Contracts in effect as of the Effective Date or applicable Law and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Subject to applicable Law, no Party or any of its Affiliates shall independently participate in any substantive meeting, telephone call or discussion with any Governmental Entity in respect of any such Filings, investigation or other inquiry without giving the other Party prior notice of the meeting, telephone call or discussion and, to the extent permitted by such Governmental Entity, the opportunity to attend or participate. Subject to applicable Law and the instructions of any Governmental Entity, each of Seller and Purchaser shall keep the other apprised of the status of matters relating to Filings required to be made and Authorizations required to be obtained in connection with the Transactions, including by promptly notifying, or furnishing the other with copies of, notices or other communications received by Seller or Purchaser, as the case may be, or any of their respective Affiliates, from any Governmental Entity with respect to such Filings or Authorizations.
(iii)    Purchaser and Seller shall jointly control all communications with any Governmental Entity or other Person and determine and direct all strategy and process relating to any investigation, challenge, Proceeding, Authorizations, Required Approvals or any dealings or interactions with any Governmental Entity or other Person in connection with the Transactions. The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto or any of its Affiliates in connection with Proceedings under or relating to any Competition Law or Foreign Investment Law (including in connection with the Required Approvals) relating in any way to the Transactions prior to their submission. In the event the Parties cannot agree on communications with any Governmental Entity or other Person, strategy or process, notwithstanding their respective good faith efforts to do so, Purchaser shall make the ultimate determination with respect to such communications with any Governmental Entity or other Person, strategy and process, except as otherwise expressly provided herein.
(iv)    Purchaser shall, and shall cause each of its Affiliates to, take any and all actions necessary to make any Filings and obtain any Authorizations required under or in connection with any Competition Law or Foreign Investment Law (including the HSR Act and the other Required Approvals), to enable all waiting periods under any such Laws to expire and to eliminate each and every impediment under any Competition Law or Foreign Investment Law, in each case, to consummate the Transactions as promptly as reasonably practicable, and in any event prior to the Outside Date (as it may be extended hereunder), including, as necessary, by (A) offering, consenting and committing to, and thereafter implementing, by consent decree, hold separate order or otherwise, the following measures: (1) the sale, license, assignment, transfer, divestiture, holding separate (through the establishment of a trust or otherwise) or other disposition of any or all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products, businesses or portion of the businesses of Purchaser and its Affiliates, the Company Group or the Business, (2) the termination, modification or assignment of existing relationships, joint ventures, Contracts or obligations of Purchaser and its Affiliates, the Company Group or the Business, (3) the modification of any course of conduct regarding future operations of Purchaser and its Affiliates, the Company Group or the Business or (4) the imposition of any other restriction, requirement or limitation on the operation of the business or portion of the business of Purchaser and its Affiliates, the Company Group or the Business, including the freedom of action with respect to, or the ability to retain, one or more of the respective operations, divisions, businesses, product lines, customers, assets or rights or interests of Purchaser and its Affiliates, the Company Group or the Business; and (B) contesting, defending and appealing any Proceeding, threatened or pending, Order or ruling or Law or executive order that would adversely affect the ability of any Party to consummate the Transactions, and taking any and all other actions necessary to prevent the entry, enactment or promulgation thereof.
(v)    Without in anyway limiting Purchaser’s obligations under this Section 6.01 (including Purchaser’s obligations as to the actions described in Section 6.01(b)(iv) to enable the consummation of the Transactions as promptly as reasonably practicable), to the extent that doing so would not prevent or delay Closing from occurring as promptly as reasonably practicable, and in any event by the Outside Date (as it may be extended hereunder), Purchaser and its Affiliates shall have the right to take (or decline to take) any steps or actions Purchaser chooses, through litigation or otherwise, to avoid or minimize the extent or effect of any relief or remedy that may be sought in connection with the Transactions, and Seller and its

Affiliates shall reasonably cooperate with and assist Purchaser and its Affiliates with regard to the foregoing; provided, that, Purchaser consults in good faith with Seller prior to taking (or not taking) any such steps or actions.
(vi)    Nothing in this Agreement or the other Transaction Documents shall require or be construed to require that Purchaser or any of its Affiliates propose, negotiate, offer, commit to, effect, become subject to, undertake, discuss, consent to or agree to any requirement, condition, restriction, understanding, agreement or Order where the consummation or effectiveness of such requirement, condition, restriction, understanding, agreement or Order is not conditioned upon the Closing. Notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, with regard to any Governmental Entity, Seller shall not, and Seller shall cause each of its respective Affiliates not to, in each case, solely with respect to the Company Group and the Business (it being understood that there shall be no such restriction on the Seller Business), without the Purchaser’s advance written consent, propose, consent to, undertake, effect, accept, discuss or agree to (i) any sale, divestiture, lease, license, transfer, disposition, encumbrance, restriction, waiver, modification, impairment, limitation of freedom of operation, obligation with respect to ongoing operations of, or hold separate of, in each case, any assets, licenses, properties, operations, rights, product lines, businesses, interests, shares or Equity Interests of or owned by the Company Group or the Business (it being understood that there shall be no such restriction on the Seller Business), (ii) any termination, modification or creation of any relationship, contractual rights or obligations, in each case, solely with respect to the Company Group or the Business (it being understood that there shall be no such restriction on the Seller Business), or (iii) being subject to or entering into any consent decree, consent judgment or similar obligation, in each case, solely related to the Company Group or the Business (it being understood that there shall be no such restriction on the Seller Business).
(vii)    Neither Purchaser nor Seller shall (and each of Purchaser and Seller shall cause its Affiliates to not) withdraw its initial Filing under the HSR Act or any Filing made pursuant to the other Required Approvals and refile such Filing unless the other Party has consented in writing to such withdrawal and refiling. Seller shall not (and shall cause its Affiliates to not) enter into any agreement with any Governmental Entity to delay or not consummate the Transactions, except with the prior written consent of the Purchaser.
(c)    Purchaser and Seller Restrictions. Each of Purchaser and, to the extent related to the Business or the Company Group, Seller, shall not, and shall cause each of its Affiliates to not, acquire, invest in or otherwise obtain any interest in, by merger, consolidation, purchase of assets or equity, or by any other manner, any Person, business or portion of such Person or business, if the taking of any such action or entering into an agreement relating to such action or the consummation of such action would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Authorizations necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Transactions, (iii) require Filings to be made or Authorizations to be obtained in connection with the consummation of the Transactions from any Governmental Entities not set forth on Section 7.01(c) of the Disclosure Schedule or (iv) prevent or materially delay the consummation of the Transactions; provided, that, for the avoidance of doubt, in the case of Seller and its Affiliates, Seller shall not be deemed to be in breach of this Section 6.01(c) solely by reason of the fact that an acquisition, investment or obtaining of any interest in any Person, business or portion of such Person or business by Seller or any of its Affiliates requires any Filing or Authorization in a jurisdiction for which a Filing or Authorization is required in connection with the Transactions, so long as the taking of such action is unrelated to the Business.
(d)    Consents. Purchaser acknowledges that certain Consents with respect to the transactions contemplated by this Agreement may be necessary or advisable from parties to the Material Contracts or other Contracts to which a member of the Company Group is a party and that such Consents may not be obtained prior to Closing and are not conditions to the consummation of the Transactions. Neither Seller nor any of its Affiliates, including the Company Group, shall have any Liability whatsoever arising out of or relating to the failure to obtain any such Consent or the termination of any Contract as a result of the Transactions. Purchaser acknowledges that no representation, warranty or covenant of Seller contained herein shall be breached or deemed inaccurate or breached, and no condition shall be deemed not satisfied, as a result of (i) the failure to obtain any such Consent, (ii) any such termination or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating solely to the failure to obtain any such Consent or any such termination. From the Effective Date until the Closing, upon a written request by Purchaser (including by email), Purchaser and Seller shall, and Seller shall cause the Company Group to, use reasonable best efforts to give all notices to, and request all Consents from, all Persons required pursuant to any Contract set forth in Section 2.03(a) of the Disclosure Schedule or any Consent required under any Contract in connection with the Company Internal Reorganization; provided, however, that none of Seller or any of its Affiliates, including the Company Group, shall have any obligation to (1) amend, terminate or modify any Contract, (2) pay any consideration or grant any accommodation (financial or otherwise) to any Person or incur any Liability (other than general internal costs, overhead and use of internal personnel and assets or infrastructure) for the purpose of obtaining any such Consent, (3) other than professional fees (including attorneys’ fees) incurred by Seller or any of its Affiliates in connection therewith, pay any costs or expenses of any third party in connection with obtaining such Consent, or (4) litigate or otherwise commence or participate in any Proceeding related to any such Consent; provided, further, that it is understood and agreed that such notices may not be given, and such Consents may not be obtained and the provision of all such notices, and the receipt of all such Consents, shall not be a condition to the consummation of the Transactions. To the extent any Consents set forth in Section 2.03(a) of the Disclosure Schedule are sought and not obtained as of the Closing, for a period of 12 months following the Closing, Seller shall reasonably cooperate in connection with Purchaser’s and the Company Group’s efforts to obtain all such Consents following the Closing Date. Notwithstanding the foregoing, Section 6.03 shall govern all obligations with respect to Shared Contracts.

Section 6.02    Financing Cooperation.
(a)    Following the Effective Date and prior to the Closing, Seller shall use its reasonable best efforts, and shall use its reasonable best efforts to cause the Company Entities and the Company Subsidiaries, to provide Purchaser (provided that such request is made on reasonable notice and reasonably in advance of the Closing and provided such cooperation does not unreasonably interfere with the ongoing operations of the Business) with all customary cooperation as is reasonably requested by Purchaser to arrange, syndicate and obtain the Debt Financing contemplated by the Debt Commitment Letter, at Purchaser’s sole cost and expense, including using reasonable best efforts in:
(i)    causing management of the Company Group to participate in a reasonable number of telephonic meetings, presentations, due diligence sessions and sessions (in each case, upon reasonable request) with rating agencies to the extent customary for the Debt Financing contemplated by the Debt Commitment Letter at times and locations to be mutually agreed;
(ii)    providing reasonable and customary assistance to Purchaser with the preparation of customary rating agency presentations and bank information memoranda required in connection with the Debt Financing;
(iii)    providing reasonable and customary assistance to Purchaser in connection with the preparation of (but not executing) any pledge and security documents and other definitive financing documents as may be reasonably requested by Purchaser, it being understood that such documents will not take effect until the Closing;
(iv)    furnishing Purchaser with the Required Financing Information and any additional customary financial information regarding the Company Group or any of its properties or assets, as may be reasonably requested by Purchaser in connection with the Debt Financing; it being understood that Purchaser shall be responsible for the preparation of any pro forma financial statements and marketing materials for the Debt Financing (provided that, notwithstanding the foregoing, in no event shall the Company Group be required to provide (x) pro forma financial statements or pro forma adjustments related to the Debt Financing, projections or other prospective information or (y) any information or assistance relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments; or (C) any financial information or any adjustments that are not directly related to the acquisition of the Business by Purchaser; provided, further, that the Company Group shall use its commercially reasonable efforts prior to and after the Closing to cooperate with Purchaser, at Purchaser’s sole cost and expense, in connection with Purchaser’s preparation of pro forma financial statements and any other pro forma information as reasonably requested by Purchaser in connection with the Debt Financing (it being understood that Purchaser, and not Seller or the Company Group, is responsible for the preparation of such pro forma financial statements, and any other pro forma information, including any pro forma adjustments));

(v)    providing reasonable and customary assistance in the taking of all corporate and other actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing on the Closing Date; it being understood that no such corporate or other action will take effect prior to the Closing and the directors of the Company Group will not approve the Debt Financing prior to the Closing Date;
(vi)    at least three Business Days prior to the Closing Date, furnishing Purchaser with all customary documentation and other information with respect to the Company Group required by U.S. regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations to the extent required by the Financing Sources and requested in writing at least ten Business Days prior to the Closing Date; and
(vii)    subject to customary confidentiality provisions, providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors (including customary 10b-5 and material non-public information representations), to the extent the Company Group has had a reasonable time period to review such information.
(b)    Nothing in this Section 6.02 will require Seller or any member of the Company Group, to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Closing, (ii) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing, (iii) give any indemnities that are effective prior to the Closing, (iv) take any action that would unreasonably interfere with the conduct of the Business or the Company Group, breach any confidentiality obligations or create a risk of damage or destruction to any property or assets of the Company Group, (v) incur any liability with respect to, or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing, in each case, before the Closing, (vi) cause any director, officer, partner, member, manager or employee of the Company Group to incur any personal liability in connection with the Debt Financing (including that none of the boards of directors (or equivalent bodies) of the Company Group shall be required to adopt any resolutions or take similar action approving the Debt Financing that would be effective prior to the Closing Date), (vii) take any action that would reasonably be expected to result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any of the organizational documents of any member of the Company Group, any material Contracts or any Laws or (viii) disclose any information that in the reasonable judgment of Seller would constitute a waiver of attorney-client privilege. In addition, no action, liability or obligation of the Company Group or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Closing, and no member of the Company Group will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Closing. Nothing in this Section 6.02 will require any member of the Company Group or their respective directors, officers or employees to execute, deliver or enter into or perform any agreement, document or instrument, including any definitive financing document, with respect to any debt financing or adopt resolutions approving the agreements, documents or instruments pursuant to which any debt financing is obtained or pledge any collateral with respect to any debt financing prior to the Closing. Nothing in this Section 6.02 shall require (A) any officer or Representative of the Company Group to deliver any certificate or take any other action under this Section 6.02 that could reasonably be expected to result in personal liability to such officer or Representative or (B) the Company Group to approve any financing or Contracts related thereto prior to the Closing (it being understood and agreed that all such certificates, opinions or resolutions shall be delivered by officers or board members of the Company Group immediately after the Closing). The Company Group and its Representatives shall not be required to deliver any legal opinions, solvency certificates or comfort letters. Purchaser will promptly, upon request by Seller, reimburse Seller for all reasonable out-of-pocket fees, costs and expenses (including reasonable legal fees) incurred by the Company Group and Seller in connection with their compliance with this Section 6.02 and will indemnify and hold harmless Seller and the Company Group from and against all Losses suffered or incurred by any of them in connection with any action taken by them pursuant to this Section 6.02 and any information used in connection therewith, other than to the extent such Losses arise from Seller’s Fraud or Willful Breach of Seller’s obligations under this Section 6.02 (such fees, costs, expenses and Losses, collectively, the “Reimbursement Obligations”).
(c)    Notwithstanding any provision of this Agreement, or in the Debt Commitment Letter, to the contrary, (i) the provisions contained in this Section 6.02 represent the sole obligations of Seller and any member of the Company Group with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing and any Alternate Debt Financing) to be obtained by Purchaser with respect to the Transactions and the Debt Financing Letters, and no other provision of this Agreement (including the Exhibits and Schedules hereto), the Debt Financing Letters or any definitive agreement relating to the Debt Financing shall be deemed to expand or modify such obligations, (ii) the condition set forth in Section 7.01(a)(ii), as it applies to Seller’s obligations relating to the Debt Financing (including under this Section 6.02), shall be deemed satisfied, and Seller shall not be deemed to have breached or failed to perform or observe any covenants, obligations or other agreements contained in this Agreement relating to the Debt Financing, in each case, unless the Debt Financing has not been obtained directly and primarily as a result of the failure of any condition precedent to the funding of the full proceeds of the Financing that is caused by Seller’s Willful Breach of its obligations under this Section 6.02, which breach has not been cured on or prior to the tenth Business Day after Purchaser has provided written notice specifically identifying such breach to Seller, and (iii) if, in connection with any Alternate Debt Financing, the scope of assistance required under this Section 6.02 as compared to the assistance that would be required or reasonably expected to be required in connection with the Debt Commitment Letter in effect as of the Effective Date and the related Debt Financing is changed or expanded, Seller and the Company Group shall be deemed to have complied with this Section 6.02 if they have provided Purchaser with the assistance that would have otherwise been required under this Section 6.02 with respect to the Debt Commitment Letter and the Debt Financing as in effect on the Effective Date, in each case without giving effect to any New Debt Commitment Letter and Alternate Debt Financing to the extent such New Debt Commitment Letter and Alternate Debt Financing provide for such additional or different requirements. In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Purchaser or any of its Affiliates, or

the consummation of any other financing or other transactions, be a condition to any of Purchaser’s obligations under this Agreement.
(d)    Purchaser may terminate the commitments under the Debt Commitment Letter (including any extensions or replacements thereof) or permit the same to be reduced or expire in accordance with the terms of the Debt Commitment Letter in full or in part if prior to such termination, reduction or expiration, Purchaser provides Seller with documentary evidence acceptable to Purchaser in its sole discretion that Purchaser has, and at all times from and after such termination of the Debt Commitment Letter until the Closing will have, other sources of available funds (including, for purposes of this paragraph, cash on hand, availability under revolving credit agreements, term loans, proceeds from the issuance and sale of notes, or other similar sources of funds) in an aggregate amount sufficient to timely consummate the Transactions; provided that (i) the use of such sources of available funds to pay all amounts payable by Purchaser in connection with the Closing, including the full amount of the Closing Date Purchase Price, would not prevent or delay or impair in any respect the ability or likelihood of Purchaser to timely consummate the Transactions, and (ii) as a condition to the termination in whole or in part of the Debt Commitment Letter, Purchaser shall provide to Seller such form and amount of binding credit support reasonably satisfactory to Seller in order to provide assurances to Seller that the condition to termination of the Debt Commitment Letter set forth in the foregoing clause (i) is at all relevant times satisfied.
Section 6.03    Shared Contracts.
(a)    From and after the Effective Date, until the earlier of (i) 12 months following the Closing and (ii) the termination of the relevant Shared Contract, Seller and Purchaser shall reasonably cooperate with each other, and use their respective reasonable best efforts, (i) to notify the third party that is the counterparty to each Shared Contract and, to the extent reasonably within the contractual control of Seller or Purchaser or their respective Affiliates, as the case may be, to cause the applicable Shared Contract to be apportioned (including by seeking the consent of such counterparty to enter into a new Contract or amendment, splitting or assigning in relevant part such Shared Contract) between (A) the Company Group and (B) Seller and its Affiliates, pursuant to which Seller or one of its Affiliates will assume all of the rights and obligations under such Shared Contract that relate to the Seller Business, on the one hand, and the Company Group will assume all of the rights and obligations under such Shared Contract that relate to the Business, on the other hand, and (ii) to the extent reasonably within the contractual control of Seller or Purchaser or their respective Affiliates, in the case of Seller and its Affiliates cause the applicable counterparty to release the Company Group, as applicable, from the obligations of Seller and its Affiliates arising after the Closing Date under the portion of the Shared Contract apportioned to Seller and its Affiliates and, in the case of the Company Group, cause the applicable counterparty to release Seller and its Affiliates from the obligations of the Company Group arising after the Closing Date under the portion of the Shared Contract apportioned to the Company Group, in each case, on terms mutually agreed by the Parties. From and after the Effective Date, the Parties shall take actions reasonably necessary to allocate rights and obligations under such Shared Contracts in accordance with the foregoing; provided, however, that (1) in no event shall any Party be required to assign (or amend), either in its entirety or in part, any Shared Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more consents or approvals unless such consents or approvals are obtained; provided, that, such Party uses reasonable best efforts to obtain such consent or approval and (2) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such consent or approval which is not able to be obtained notwithstanding the Parties’ efforts pursuant to clause (1), the Parties will, until the expiration or termination of the applicable Shared Contract, reasonably cooperate and use reasonable best efforts to establish, in compliance with Law, a mutually acceptable agency type or other similar alternative arrangement intended to both (I) provide the Company Group, to the fullest extent practicable under such Shared Contract, the rights and obligations of those parts related to the Business (including by means of any subcontracting, sublicensing or subleasing arrangement) and (II) provide Seller and its Affiliates, to the fullest extent practicable under such Shared Contract, the rights and obligations of those parts related to the Seller Business (including by means of any subcontracting, sublicensing or subleasing arrangement); provided, further, that such arrangements shall not result in a breach or violation of such Shared Contract by Seller or its Affiliates. If Seller or any of its Affiliates, on the one hand, or Purchaser or any of its Affiliates, on the other hand, receives any benefit or payment which under any Shared Contract was intended for the other, Seller and Purchaser will use their respective reasonable best efforts to, and to cause their respective Affiliates to (including, with respect to Purchaser, the Company Group), promptly deliver such benefit or payment to the other Party.
(b)    Notwithstanding any provision of this Agreement to the contrary (including any obligation to use any efforts with respect to any Shared Contract pursuant to Section 6.03(a)), (i) neither Seller, nor any of its Affiliates, including the Company Group prior to the Closing, shall have any obligation whatsoever to (A) amend, terminate or modify any Contract (except as expressly contemplated by Section 6.03(a)), (B) pay any consideration or grant any accommodation (financial or otherwise) to any Person or incur any Liability (other than general internal costs, overhead and use of internal personnel and assets or infrastructure) for the purpose of obtaining any Consent in connection with performing its obligations under Section 6.03(a), (C) other than professional fees (including attorneys’ fees) incurred by Seller or any of its Affiliates in connection therewith, pay any costs or expenses of any third party in connection with obtaining such Consent or (D) litigate or otherwise commence or participate in any Proceeding in connection with performing its obligations under Section 6.03(a), and (ii) it is understood and agreed that, notwithstanding a Party’s performance of its obligations under Section 6.03(a), certain required Consents may not be obtained, and the receipt of any such required Consent shall not be a condition to the consummation of the Transactions. Without limiting the foregoing, neither Party, nor any of its Affiliates, shall have any Liability whatsoever arising out of or relating to the failure to obtain any Consent to the extent such Party has performed its obligations under Section 6.03(a). Purchaser acknowledges that no representation, warranty or covenant of Seller contained herein shall be breached or deemed inaccurate or breached, and no condition shall be deemed not satisfied, solely as a result of (i) the failure to obtain any such Consent, (ii) any termination of any Shared Contract or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Consent or any such termination.

Section 6.04    Intercompany Accounts; Cash. At or prior to the Closing, all intercompany accounts, except for those accounts listed in Section 6.04 of the Disclosure Schedule, between Seller and its Affiliates (other than the Company Group), on the one hand, and the Company Group, on the other hand, shall be settled or otherwise eliminated in full without any further liability to Seller, the Company Group, Purchaser or any of their respective Affiliates in such a manner as Seller shall determine in its sole discretion, in each case, in compliance with applicable Law and all Material Contracts; provided, however, that any Taxes incurred by members of the Company Group (but not Purchaser or any of its Affiliates who are not members of the Company Group) resulting from such settlement or elimination, including any amounts required to be withheld pursuant to applicable Law, shall constitute Retained Tax Liabilities. Prior to the Measurement Time for Cash, any and all cash or cash equivalents of the Company Group may be extracted from the Company Group by Seller in such a manner as Seller shall determine in its sole discretion (including by Seller or any of its Affiliates removing from any member of the Company Group funds by means of dividends or distributions, the creation or repayment of intercompany debt, increasing or decreasing paid-in capital, forgiving, capitalizing or cancelling any intercompany indebtedness or otherwise (individually and collectively, an “Extraction”)), in each case, in compliance with applicable Law and all Material Contracts; provided, however, that any Taxes incurred by members of the Company Group (but not Purchaser or any of its Affiliates who are not members of the Company Group) resulting from any such Extraction, including any withholding Taxes imposed on distributions, shall constitute Retained Tax Liabilities. Notwithstanding the foregoing, to the extent that Seller or any of its Affiliates causes any member of the Company Group to create, incur or enter into any intercompany accounts, indebtedness or other arrangements with Seller or any of its Affiliates or any other member of the Company Group in connection with the Extraction of cash or cash equivalents from the Company Group at or prior to the Closing, any Taxes arising out of, attributable to or resulting from (x) such intercompany accounts, indebtedness or arrangements or (y) the future settlement, elimination, forgiveness, cancellation, repayment or other resolution of such intercompany accounts, indebtedness or arrangements (whether occurring prior to, on or after the Closing Date), in each case, incurred by any member of the Company Group or Purchaser, shall constitute Retained Tax Liabilities for all purposes under this Agreement; provided, however, (A) to the extent future settlement, elimination, forgiveness, cancellation, repayment or other resolution of such intercompany accounts, indebtedness or arrangements occurs after the Closing, Purchaser shall use commercially reasonable efforts to settle, eliminate, forgive, cancel, repay or otherwise resolve such accounts, indebtedness or arrangements in a manner intended (to the extent commercially reasonable) to minimize any Taxes that would be Retained Tax Liabilities and shall reasonably cooperate with Seller with respect thereto, (B) Seller shall have no obligation for such Taxes (and such Taxes shall not constitute Retained Tax Liabilities) if Purchaser has not, prior to the second anniversary of the Closing Date, notified Seller in writing (email being sufficient) of such Taxes that Purchaser reasonably believes, acting in good faith, will be payable with respect to such future settlement, elimination, forgiveness, cancellation, repayment or other resolution of such intercompany accounts, indebtedness or arrangements, and (C) with respect to any such Taxes of which Seller is so notified by Purchaser (which Taxes shall remain Retained Tax Liabilities following the second anniversary of the Closing Date), Purchaser shall use commercially reasonable efforts to settle, eliminate, forgive, cancel, repay or otherwise resolve such intercompany accounts, indebtedness or arrangements as soon as reasonably practicable following the Closing Date and in accordance with the foregoing clause (A).
Section 6.05    Termination of Intercompany Arrangements.
(a)    Effective at or prior to the Closing, other than any intercompany arrangement governing the intercompany accounts listed in Section 6.04 of the Disclosure Schedule, all arrangements or Contracts, including all obligations to provide goods, services or other benefits, between Seller or its Affiliates (other than the Company Group), on the one hand, and the Company Group, on the other hand, shall be terminated without any Party or any of its respective Affiliates having any continuing obligations or Liability to any other Person, except for (i) this Agreement and the other Transaction Documents (and each other agreement or instrument expressly contemplated by this Agreement or any other Transaction Documents to be entered into by Seller or any of its Affiliates), (ii) any Contracts to which any third party is a party (including the Shared Contracts) and (iii) the other arrangements or Contracts listed in Section 6.05 of the Disclosure Schedule.
(b)    Except to the extent provided to the contrary in this Agreement, including Section 6.04 or this Section 6.05, or any other Transaction Document, and except for claims of Fraud against the Person committing such Fraud, effective as of the Closing, each of Purchaser, Purchaser Parent, on behalf of itself and its Affiliates, including the Company Group, hereby irrevocably and unconditionally releases Seller and each of its Affiliates from any Liability to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Seller Business or the operations of the Company Group prior to the Closing, or relating to or arising out of Seller’s or its Affiliates’ ownership or operation of the Company Group or any claims or causes of action in respect thereof, except for any obligation pursuant to the provisions of (i) this Agreement or the other Transaction Documents, (ii) any arrangements or Contracts set forth in Section 6.04 or Section 6.05 of the Disclosure Schedule, or (iii) any commercial Contracts or arrangements unrelated to the Transactions between Seller or any of its Subsidiaries, on the one hand, and Purchaser Parent or any of its Subsidiaries, on the other.
(c)    Except to the extent provided to the contrary in this Agreement, including Section 6.04 or this Section 6.05, or any other Transaction Document, and except for claims of Fraud against the Person committing such Fraud, effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby irrevocably and unconditionally releases Purchaser, Purchaser Parent and their respective Affiliates (including each member of the Company Group) from any Liability to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Seller Business or the operations of the Company Group prior to the Closing, or relating to or arising out of Seller’s or its Affiliates’ ownership or operation of the Company Group or any claims or causes of action in respect thereof, except for any obligation pursuant to the provisions of (i) this Agreement or the other Transaction Documents, (ii) any arrangements or Contracts set forth in Section 6.04 or Section 6.05 of the Disclosure Schedule, or (iii) any commercial Contracts or arrangements unrelated to the Transactions between Seller or any of its Subsidiaries, on the one hand, and Purchaser Parent or any of its Subsidiaries, on the other.
Section 6.06    Termination of Overhead and Shared Services. Purchaser acknowledges, on behalf of itself and its Affiliates, that (a) the Business as presently conducted receives or benefits from Overhead and Shared Services furnished by Seller and its Affiliates (excluding the Company Group as of the Closing) and (b) except as otherwise expressly provided in any Transaction Document, including the Transition Services Agreement (as the same may be supplemented, amended or restated from time to time in accordance with its terms), effective as of the Closing, (i) all Overhead and Shared Services provided to the Company Group shall cease and all assets in respect thereof shall be retained by Seller and its Affiliates, (ii) Seller and its Affiliates shall have no further obligation to provide, or any Liabilities in connection with, any such Overhead and Shared Services to the Company Group and (iii) Purchaser and its Affiliates shall have no Liabilities in connection with any such Overhead and Shared Services.
Section 6.07    Insurance.
(a)    Except as expressly provided in this Section 6.07, from and after the Closing, the members of the Company Group shall cease to be insured by any insurance policy held by, or any self-insurance or captive insurance program of, Seller or any of its Affiliates (other than the members of the Company Group) (such policies and programs, including replacements thereof following Closing, the “Seller Insurance Policies”), and neither Purchaser nor its Affiliates (including, after the Closing, each member of the Company Group) shall have any access, right, title or interest in, to or under the Seller Insurance Policies (including any right of coverage or to any claim or proceeds thereof) to cover any assets of the Company Group or any liability arising from the operation of the Company Group and the Business. Notwithstanding the foregoing, with respect to any acts, errors, omissions, events or circumstances arising out of the operation or conduct of the Business or the Company Group that actually or allegedly occurred or existed prior to the Closing that are reasonably covered by any Seller Insurance Policies, Purchaser or the members of the Company Group, as applicable, may, after the Closing make claims with respect to such acts, errors, omissions, events or circumstances under such Seller Insurance Policies to the extent coverage is reasonably available; provided, that, (i) Purchaser and the Company Group shall exclusively bear the amount of any “deductibles” or retentions associated with any such claims under such Seller Insurance Policies, (ii) Purchaser and the Company Group shall be liable, and shall reimburse Seller, for any reasonable and documented out-of-pocket fees, costs or expenses, including any retroactive or prospective premium adjustments for pre-Closing occurrence based third party insurance policies to the extent directly related to any such claims, incurred by Seller or its Affiliates through the insurers or reinsurers of the third party insurance policies relating to such claims and (iii) Seller shall have the right (but not the obligation, and subject to the maintenance of attorney-client privilege, the work-product doctrine and similar privileges or doctrines) to monitor such claims and Purchaser and the Company Group shall provide Seller with regular updates and copies of related documentation promptly upon Seller’s reasonable request (subject to the maintenance of attorney-client privilege, the work-product doctrine and similar privileges or doctrines) and, promptly after receipt thereof, copies of correspondence with the applicable third party insurers (subject to the maintenance of attorney-client privilege, the work-product doctrine and similar privileges or doctrines). Seller shall promptly forward to Purchaser or the applicable member of the Company Group any communication from an insurer in respect of such claims and, to the extent applicable, reasonably assist Purchaser’s or the applicable member of the Company Group’s communications with the insurer. Purchaser and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate with one another with respect to coverage claims and requests for benefits and sharing such information as is reasonably necessary to permit Purchaser and the Company Group to seek coverage under the Seller Insurance Policies. Seller shall not be liable for the inability of Purchaser to collect insurance proceeds under any Seller Insurance Policy; provided that such inability is not primarily caused by Seller’s Willful Breach of this Section 6.07. The terms of the Seller Insurance Policies shall remain unaffected by the terms of this Agreement.
(b)    Notwithstanding the foregoing, Seller shall, for a period of six years following the Closing, continue coverage for the Company Group under its existing Directors and Officers Liability insurance coverage with respect to claims arising from actual or alleged wrongful acts committed by the D&O Indemnitees on or prior to the Closing (including in connection with this Agreement and the Transactions), with terms, conditions and coverage limits materially consistent with those in effect as of the Closing (the “D&O Tail Coverage”). Any reasonably documented separate premiums, costs and expenses associated with maintaining the D&O Tail Coverage shall be borne solely by Purchaser, and Purchaser shall promptly reimburse Seller for any such amounts upon receipt of reasonable documentation thereof. From and after the Closing, Seller shall (i) maintain the D&O Tail Coverage in full force and effect (provided that Purchaser has timely reimbursed Seller for the applicable premiums or other costs as set forth in the previous sentence), (ii) promptly notify Purchaser and the applicable D&O Indemnitee of any notice of cancellation, non-renewal or material modification received from the insurer and (iii) upon request by Purchaser or any D&O Indemnitee, provide a copy of the D&O Tail Coverage and any endorsements thereto. Seller shall not be required to incur any out-of-pocket costs or expenses in connection with its obligations under this Section 6.07(b) (other than costs and expenses for which Purchaser has agreed to reimburse Seller hereunder).
(c)    This Section 6.07 shall not be considered as an attempted assignment of any policy of insurance or as a Contract of insurance, and nothing in this Section 6.07 is intended to waive or abrogate in any way Seller’s own rights to coverage under any Seller Insurance Policy for any Liability. Seller or its Affiliates (other than the members of the Company Group) (i) shall retain all rights to control their insurance policies or programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs notwithstanding whether any such insurance policies or programs apply to any Liabilities of Purchaser or any of its Affiliates (including the members of the Company Group); provided, that the foregoing shall not apply to any claims brought or pursued by Purchaser in accordance with this Section 6.07 or any member of the Company Group (for which Purchaser or the relevant member of the Company Group shall retain all rights to settle, release or otherwise resolve disputes) and (ii) may amend or modify any insurance policy or program in the manner it deems appropriate to give effect, from and after the Closing, to this Section 6.07; provided, that no such amendment or modification may be undertaken where the primary intent of such amendment or modification is to terminate or adversely affect the coverage otherwise available to Purchaser or any member of the Company Group with respect to any actual or potential claims arising out of any acts, errors, omissions, events or circumstances related to the operation or conduct of the Business or the Company Group that actually or allegedly occurred or existed prior to the Closing (it being understood that it shall not be Seller’s primary intent if Seller and its Affiliates or the Seller Business are similarly impacted by such amendment or modification); provided, however, that Seller shall not terminate or elect not to renew any Seller Insurance Policy (including the D&O Tail Coverage) that provided coverage for the Business without first providing Purchaser with at least 30 days’ prior written notice thereof and, upon Purchaser’s request delivered within 15 days of such notice, and at Purchaser’s sole cost and expense, purchasing an extended reporting period or “tail” policy therefor with a claims period of at least three years (or, with respect to the D&O Tail Coverage, at least six years), on terms and conditions reasonably acceptable to Purchaser, to the extent such “tail” policy is reasonably available in the market. Without limiting Seller’s obligations under this Section 6.07, from and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Company Group and the Business.
(d)    If Seller or any of its Affiliates receives insurance proceeds in connection with any Seller Insurance Policy to which Purchaser or the Company Group is entitled pursuant to this Section 6.07, Seller shall cause such proceeds to which Purchaser or the Company Group is entitled to be reasonably promptly delivered to the applicable Company Group member or another Person designated by Purchaser, net of any reasonable out-of-pocket costs and expenses or Taxes actually incurred by Seller or any of its Affiliates in connection with receiving or obtaining such fees or proceeds.
Section 6.08    Wrong Pockets.
(a)    If, at any time during the 36 months after the Closing (such period the “Wrong Pockets Period”), Seller or any of its Affiliates (i) receives any funds (including any refund or other amount relating to any claim) arising from, or due and belonging to, the Business, (ii) owns or is in possession of any Business Assets or (iii) remains subject to any Business Liabilities, then Seller shall promptly transfer or assign, or cause its applicable Affiliate to transfer or assign, such funds, Business Assets or Business Liabilities to the Company Group or its designated Affiliate, and Purchaser shall cause the Company Group or its designated Affiliate to accept any such funds or Business Assets or irrevocably assume any such Business Liabilities, in each case, for no additional consideration and net of Seller’s reasonable out-of-pocket costs incurred to effect such transfer or fulfill its obligation pursuant to the following sentence; provided, that, if any transfer contemplated by clause (ii) or (iii) requires the consent of a third party necessary to transfer or assign such interest or asset, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to obtain such consent prior to the end of the Wrong Pockets Period, and, until the earlier of (A) the time such consent is obtained and (B) the end of the Wrong Pockets Period, the Parties shall cooperate so that Purchaser or the applicable Company Group member obtains the rights and benefits and assumes the risks and obligations of the relevant asset. Until such transfer is effected, Seller shall, or shall cause its applicable Affiliate to, preserve the value of, and hold in trust for the use and benefit of the Company Group or its designated Affiliate, such funds or Business Assets and provide to the Company Group or its designated Affiliate all of the benefits arising from such funds or assets and otherwise cause such funds or Business Assets to be used as reasonably instructed by the Company Group or its designated Affiliate.
(b)    If, at any time during the Wrong Pockets Period, Purchaser or any of its Affiliates (i) receives any funds (including any refund or other amount relating to any claim) arising from the Seller Business, (ii) owns or is in possession of (A) any Excluded Asset or (B) any other asset (including Intellectual Property, but excluding any Business Registered Intellectual Property set forth on Section A-3 of the Disclosure Schedule) primarily used or held for use in the conduct of the Seller Business as conducted as of the Closing or (iii) remains subject to any Seller Liabilities, then Purchaser shall promptly transfer or assign, or cause its applicable Affiliate (including a member of the Company Group) to transfer or assign, such funds, assets or Seller Liabilities to Seller or its designated Affiliate, and Seller or its designated Affiliate shall accept any such funds or assets or irrevocably assume any such Seller Liabilities, in each case, for no additional consideration and net of Purchaser’s reasonable out-of-pocket costs incurred to effect such transfer or fulfill its obligation pursuant to the following sentence; provided, that, if any transfer contemplated by clause (ii) or (iii) requires the consent of a third party necessary to transfer or assign such interest or asset, Purchaser shall, and shall cause its Affiliates to, use reasonable best efforts to obtain such consent prior to the end of the Wrong Pockets Period and, until the earlier of (A) the time such consent is obtained and (B) the end of the Wrong Pockets Period, the Parties shall cooperate so that Seller or its applicable Affiliate obtains the rights and benefits and assumes the risks and obligations of the relevant asset. Until such transfer is effected, Purchaser shall, or shall cause its applicable Affiliate (including a member of the Company Group) to, preserve the value of, and hold in trust for the use and benefit of Seller or its designated Affiliate, such funds or assets and provide to Seller or its designated Affiliate all of the benefits arising from such funds or assets and otherwise cause such funds or assets to be used as reasonably instructed by Seller or its designated Affiliate.
(c)    Notwithstanding any provision in this Section 6.08 to the contrary, this Section 6.08 shall not (i) apply to Taxes or (ii) require Purchaser or any Company Group member to assume or otherwise accept any responsibility for any Seller Liability.
Section 6.09    Litigation Support. In the event and for so long as Seller, Purchaser or any of their respective Affiliates is prosecuting, contesting or defending any Proceeding, investigation, charge, claim or demand by or against a third party or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with the Transactions, the Business or the Seller Business (in each case, other than a Proceeding brought against or by Seller or Purchaser, or any Affiliate of such Party, or in which Seller and Purchaser are otherwise adverse to each other), the other Party shall, and shall cause its Affiliates (and its and their respective officers, employees and Representatives) to, upon reasonable prior notice and during normal business hours, reasonably cooperate with such Party and its counsel in such fact finding, prosecution, contest or defense, including taking commercially reasonable steps to ensure that the Party (or its Affiliates) responsible for such Liability or Loss is appropriately named as a defendant to such Proceeding, making available its personnel, participating in meetings and interviews, providing consultation and testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense; provided, that (x) such access shall not unreasonably interfere with the normal operations of the other Party or its Affiliates, (y) the prosecuting, contesting or defending Party requesting such cooperation shall reimburse the cooperating Party for all reasonable and documented out-of-pocket costs and expenses incurred in connection therewith and (z) nothing herein shall require either Party to waive or compromise any attorney-client privilege or work product protection.
Section 6.10    Certain Covenants. Certain covenants of the Parties are set forth on Section 6.10 of the Disclosure Schedules.
Section 6.11    Publicity. From and after the Effective Date and until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article VIII, neither Seller nor Purchaser will, or will permit any of their Affiliates to, make or issue any public release or announcement concerning this Agreement, the other Transaction Documents or the transactions contemplated thereby without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any U.S. or non-U.S. securities exchange or listing authority, in which case the Party required to make the release or announcement (or whose Affiliate is required to make such release or announcement) shall, to the extent practicable and permitted by applicable Law, allow the other Party a reasonable opportunity to comment on such release or announcement in advance of such issuance and the Party issuing such release or announcement shall consider any reasonable comments of the other Party in good faith; provided, that (a) each of Seller, Purchaser and their respective Affiliates may make public announcements or press releases that are consistent with such Person’s prior public disclosures regarding the Transactions and that otherwise have been made in accordance with this Section 6.11 and (b) Purchaser may make disclosures to any Person that are customary in connection with the Debt Financing, including in offering or private placement memoranda, rating agency presentations, lender presentations, road show presentations, prospectuses or other disclosure documents related to the Debt Financing. Seller and Purchaser agree that the initial press release to be issued with respect to the transactions contemplated by the Transaction Documents following the Effective Date and following the Closing, respectively, shall be in the form mutually agreed upon by Seller and Purchaser.
Section 6.12    Tax Matters.
(a)    Tax Returns.
(i)    Notwithstanding any provision of this Agreement to the contrary, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in the preparation or filing of, any Consolidated Tax Return. All Transaction Tax Deductions shall be reported on such Consolidated Tax Returns in a Pre-Closing Tax Period to the maximum extent permitted by applicable Law. The Company Group shall furnish Tax information to Seller for inclusion in Seller’s consolidated federal

Income Tax Returns (and, to the extent applicable, consolidated, combined and unitary state Income Tax Returns) for the period that includes the Closing Date.
(ii)    Seller shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of any member of the Company Group for any taxable period ending on or before the Closing Date, the due date of which (including extensions) is after the Closing Date (each, a “Seller Tax Return”); provided, that this Section 6.12(a)(ii) shall not apply to Consolidated Tax Returns. Any such Seller Tax Returns shall be prepared and filed in a manner consistent with the most recent past practice, procedures and accounting methods of the applicable members of the Company Group, but only to the extent such past practice, procedures and accounting methods satisfy the MLTN Standard, and except as otherwise as required by applicable Law or explicitly set forth in this Agreement. To the extent any Transaction Tax Deduction is allocable to (or attributable to the activities of) a non-U.S. member of the Company Group, such Transaction Tax Deductions (to the extent such deductions satisfy the MLTN Standard) shall be reported on the applicable Seller Tax Return in a Pre-Closing Tax Period to the maximum extent permitted by applicable Law. A copy of any Seller Tax Return shall be provided to Purchaser for its review and comment at least 30 days prior to the due date thereof (or, if such a Tax Return is due within 30 days of the Closing Date or for any non-Income Tax Return, as soon as reasonably practicable prior to the due date thereof), and Seller shall incorporate any reasonable comments of Purchaser with respect to such Seller Tax Returns received in writing by Seller within 10 days prior to the due date thereof (or, if such a Tax Return is due within 30 days of the Closing Date or for any non-Income Tax Return, as soon as reasonably practicable prior to the due date thereof).
(iii)    Purchaser shall timely prepare and file or cause to be timely prepared and filed any Tax Returns (other than any Consolidated Tax Returns or Seller Tax Returns) required to be filed by the Company Group after the Closing with respect to a Straddle Period (each, a “Purchaser Tax Return”). Each Purchaser Tax Return shall be prepared and filed in a manner consistent with the most recent past practice, procedures and accounting methods of the applicable members of the Company Group, but only to the extent such past practice, procedures and accounting methods satisfy the MLTN Standard, and except as otherwise as required by applicable Law or explicitly set forth in this Agreement. Purchaser shall deliver a copy of each such Purchaser Tax Return that is an Income Tax Return to Seller for Seller’s review and comment at least 30 days prior to the due date thereof (or, if such a Tax Return is due within 30 days of the Closing Date or for any non-Income Tax Return, as soon as reasonably practicable prior to the due date thereof), and Purchaser shall incorporate any reasonable comments provided by Seller with respect to such Purchaser Tax Returns received in writing by Purchaser within 10 days prior to the due date thereof (or, if such a Tax Return is due within 30 days of the Closing Date or for any non-Income Tax Return, as soon as reasonably practicable prior to the due date thereof).
(b)    Post-Closing Transactions not in Ordinary Course. Purchaser shall not take any actions with respect to the Company Group on the Closing Date after the Closing that are outside the ordinary course of business. Notwithstanding the foregoing, Purchaser and Seller agree to report all transactions not in the ordinary course of business occurring on the Closing

Date after the Closing (including any transaction engaged in by the Company Group in connection with the Debt Financing of any obligations of Purchaser to make a payment under this Agreement) on the Income Tax Return that includes the Company Group for the taxable period beginning on the day after the Closing Date to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (or any similar provision of state, local or non-U.S. Law).
(c)    Post-Closing Tax Actions. Without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and, following the Closing, shall cause the Company Group not to, (i) voluntarily approach a Governmental Entity with respect to any Taxes for any Pre-Closing Tax Period (including the entrance into any voluntary disclosure or other similar agreement with any Governmental Entity), except as provided in Section 6.12(a), (ii) amend (except as required by applicable Law), file (except as provided in Section 6.12(a)), re-file or otherwise modify any Tax Return of any member of the Company Group for a Pre-Closing Tax Period, (iii) agree to waive or extend the statute of limitations relating to any Taxes of any member of the Company Group for any Pre-Closing Tax Period or (iv) make, revoke or change any election with respect to, or that has a retroactive effect to, any Pre-Closing Tax Period of any member of the Company Group; provided, however, that the foregoing restrictions in clauses (i) through (iv) shall, in each case, apply after the Purchase Price is finalized pursuant to Section 1.04, only to the extent such action (A) would result in an adverse impact or increase in Taxes due with respect to or on any Seller’s Consolidated Tax Return (other than, in each case, by a de minimis amount), (B) would reduce any amount paid pursuant to Section 6.12(h) (other than, in each case, by a de minimis amount) or (C) could reasonably expected to result in an indemnification claim against Seller pursuant to Section 10.02(a). Purchaser shall not make any election under Code Section 338 or Code Section 336 (or any similar provision under state, local or non-U.S. Law) with respect to the acquisition of the Company Group. All indemnification pursuant to any governing document of any member of the Company Group or any of Seller or its Affiliates, or any Tax sharing, allocation, indemnification or similar agreements, that are in effect immediately prior to the Closing, if any, requiring any of Seller or its Affiliates (other than the Company Group) to indemnify or reimburse the Company Group, as applicable, or requiring any member of the Company Group to indemnify or reimburse any of Seller or its Affiliates (other than the Company Group) with respect to any Tax or underpayment of Tax (imputed or otherwise) for any Pre-Closing Tax Period shall be void and of no further force and effect as of the Closing.
(d)    Intermediary Transaction Tax Shelter. Purchaser shall not take any action with respect to the Company Group that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.
(e)    Straddle Periods. For the purposes of this Agreement and to the extent applicable Law does not permit the Company Group to treat the Closing Date as the last day of the taxable year or period with respect to a Tax, in the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts, gains, profits or payroll of the Company

Group (including GILTI), or any other Tax (other than property, ad valorem or similar Taxes) for the portion of such Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, (x) the taxable period of any Company Subsidiary that is a partnership or other pass-through entity or that is a non-U.S. entity, including a controlled foreign corporation, shall be deemed to terminate at such time and (y) all items of income, gain, loss, deduction and credit of each controlled foreign corporation of the Company Group shall be allocated to the Pre-Closing Tax Period and the Post-Closing Tax Period based on an interim closing of the books as of the close of business on the Closing Date for purposes of determining GILTI and any other Tax Attribute of any United States shareholder of such controlled foreign corporation) and the amount of property, ad valorem or similar other Taxes of the Company Group for a Straddle Period that relates to the portion of such Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in such Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. For purposes of determining GILTI in any Straddle Period, the tested income, tested loss and qualified business asset investment of any controlled foreign corporation shall be determined based on an interim closing of the books as of the close of business on the Closing Date.
(f)    Tax Cooperation. Purchaser and Seller shall cooperate fully with each other, as and to the extent reasonably requested by the other Party, in connection with the preparation, filing and execution of Tax Returns and any audit or Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit or Proceeding during normal business hours and making employees available (as reasonably required) on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder or to testify at any such Proceeding. Seller and the Company Group agree to retain all books and records with respect to Tax matters pertinent to the Company Group until the expiration of the applicable statute of limitations. Purchaser and Seller further agree, upon reasonable request, to use their reasonable best efforts to obtain any certificate or other document from any Taxing Authority or any other Person. Notwithstanding any provision of this Agreement to the contrary, in no event will Purchaser or any Affiliate of Purchaser (including, after the Closing, any member of the Company Group) have any rights or access to any Tax Return or other Tax information or workpapers of Seller and its Affiliates that do not relate exclusively to the Company Group, including any Consolidated Tax Return. Seller and its Affiliates will have the exclusive right to control the preparation and filing of any Consolidated Tax Returns, and Seller and its Affiliates will have the exclusive right to control all Proceedings and make all decisions taken in connection with any Tax audit, examination or other administrative or judicial Proceeding relating to any such Tax Return, and Purchaser and its Affiliates will have no right to participate therein.
(g)    Transfer Taxes. All Transfer Taxes that are imposed on any of the Parties by any Governmental Entity in connection with the transactions contemplated by this Agreement (other than any Transfer Taxes directly as a result of the Company Internal Reorganization, which shall be borne solely by Seller) shall be borne 50% by Purchaser and 50% by Seller. The

Party responsible for preparing any Tax Returns required by applicable Law to be prepared in respect of such Transfer Taxes shall properly complete, sign and timely file all such required Tax Returns. If required by applicable Law, the other Party shall join in the execution of any such Tax Returns.
(h)    Tax Refunds. Any refund or credit of Taxes economically borne by Seller or its Affiliates that is (i) in respect of amounts paid pursuant to the International Emergency Economic Powers Act of 1977 (including, for the avoidance of doubt, any duty, tariff or related fee) or (ii) attributable to any Retained Tax Liability, in each case, including any interest thereon, but excluding any such refunds or credits of Taxes to the extent specifically included (on a dollar-for-dollar basis) in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04) (each, a “Tax Refund” and the Tax Refunds described in clause (i), the “IEEPA Refunds”) received or realized by Purchaser or any of its Affiliates after the Closing Date shall be for the account of Seller. From and after the Effective Date until the Closing, Seller shall, and shall cause its Subsidiaries (including any applicable members of the Company Group) to, use commercially reasonable efforts to take any actions necessary to recover the IEEPA Refunds, in all cases at Seller’s sole cost and expense. Purchaser and, following the Closing Date, the Company Group shall use commercially reasonable efforts to cooperate with Seller, at Seller’s sole cost and expense, as may be reasonably requested by Seller to assist Seller in seeking to obtain any such Tax Refunds for which Seller is entitled to pursuant to this Section 6.12(h). Purchaser shall pay and shall cause its Affiliates to pay, to Seller the amount of the Tax Refund, net of any reasonable out-of-pocket expenses incurred in obtaining such Tax Refund and any Taxes imposed on the receipt of such Tax Refund, within ten days after such Tax Refund is received or after such Tax Refund is allowed or applied against another Tax Liability, as the case may be. Notwithstanding any provision of this Agreement to the contrary, if any Tax Refund paid to Seller pursuant to this Section 6.12(h) is subsequently disallowed, denied or required to be returned to the applicable Taxing Authority, upon written request from Purchaser, Seller shall pay to the Purchaser such disallowed amount (together with any interest, penalties or other amounts assessed with respect thereto).
(i)    Tax Contests.
(i)    If any Governmental Entity initiates any Proceeding with respect to any member of the Company Group relating to any Taxes or any Tax Return of any member of the Company Group with respect to any Pre-Closing Tax Periods or Straddle Periods (a “Tax Contest”), then the Party receiving notice (including through its Affiliates) of such a Tax Contest shall promptly (and in any event within five Business Days) provide notice of such claim to the other Party; provided, however, that the failure to give such prompt notice will not relieve any other Person of its obligations under this Agreement, except to the extent that another Party is materially prejudiced thereby. Such notice will specify in reasonable detail the basis for such Tax Contest, to the extent known, and will include a copy of all material correspondence received from a Governmental Entity with respect to such Tax Contest.
(ii)    Seller will have the right to control, at its own expense, any Tax Contest that is with respect to a Consolidated Tax Return and any Tax Contest with respect to

Retained Tax Liabilities, or that could reasonably be expected to impact a Consolidated Tax Return or Retained Tax Liabilities (each, a “Seller Tax Contest”). Except with respect to any Seller Tax Contest relating to a Consolidated Tax Return, Seller shall keep Purchaser reasonably informed regarding any Seller Tax Contest, shall provide Purchaser with copies of all material correspondence and other documents relating thereto, and shall consult with Purchaser prior to taking any material action in connection with such Seller Tax Contest. Except with respect to any Seller Tax Contest relating to a Consolidated Tax Return, Purchaser shall be entitled to participate in any Seller Tax Contest at its own expense and Seller shall not settle, compromise or otherwise resolve any Seller Tax Contest in a manner that could reasonably be expected to adversely impact (other than a de minimis impact) Purchaser or the Company Group for any Post-Closing Tax Period without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that if Purchaser does not provide or withhold such consent within 30 days following written request therefor, such consent shall be deemed to have been given.
(iii)    Purchaser will have the right to control, at its own expense, any Tax Contest that is not a Seller Tax Contest (each, a “Purchaser Tax Contest”). With respect to any Purchaser Tax Contest that would reasonably be expected to adversely impact Seller or an Affiliate thereof (other than any de minimis impact), Purchaser shall (A) keep Seller reasonably informed regarding such Purchaser Tax Contest, (B) provide Seller with copies of all material correspondence and other documents relating thereto, (C) consult with Seller prior to taking any material action in connection with such Purchaser Tax Contest, (D) permit Seller to participate in such Purchaser Tax Contest at its own expense and (E) not settle, compromise or otherwise resolve such Purchaser Tax Contest without the prior written consent of the impacted Seller, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that if Seller does not provide or withhold such consent within 30 days following written request therefor, such consent shall be deemed to have been given.
(iv)    Purchaser shall take all actions reasonably necessary (including providing a power of attorney or other documents, instruments or authorization) to enable Seller (or their designated agents) to exercise its control rights (including any settlement or disposition of any applicable Tax Contest) as set forth in this Section 6.12(i).
(v)    Notwithstanding any provision of this Agreement to the contrary, Seller shall have the exclusive right to control in all respects, and none of Purchaser or any of its Affiliates shall be entitled to participate in, any Tax Contest with respect to (i) any Taxes or Tax Return of Seller or any of its Affiliates (other than the Company Group) or (ii) any Consolidated Tax Return.
Section 6.13    Further Action. From time to time after the Closing, upon the reasonable request of either Purchaser or Seller, the other of such Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as are reasonably necessary to carry out the purposes of this Agreement and render effective the consummation of the Transactions, all at the out-of-pocket cost and expense of the requesting Party; provided, that, nothing in this Section 6.13 shall

(a) require either Party to take any action that would conflict with, expand or modify the rights, obligations or limitations set forth in any other provision of this Agreement (including, for the avoidance of doubt, Section 5.03, Section 5.05, Section 6.01, Section 6.09 and Section 6.10 of the Disclosure Schedules) or any other Transaction Document, (b) require either Party to incur any material Liability or obligation not otherwise expressly required or expressly contemplated by this Agreement or any other Transaction Document or (c) be deemed to limit either Party’s right to withhold consent where such consent is expressly required by another provision of this Agreement.
Section 6.14    Deferred Business Transfers.
(a)    Notwithstanding any provision of this Agreement to the contrary, but subject in all respects to the satisfaction of the conditions set forth in Section 7.01(a)(ii) (as it pertains to Section 4.04), Section 7.01(c), Section 7.01(d) and Section 7.02(c), if the sale and transfer of the Business or any Company Group member, the assignment of the Seller Liabilities, the assumption of the Business Liabilities or any other step necessary or appropriate to complete the Company Internal Reorganization (each, a “Deferred Transfer”) in any applicable jurisdiction has not been obtained or completed at the time of the Closing for any reason (each such jurisdiction, a “Deferred Jurisdiction”), then, subject to this Section 6.14, the Parties will defer (to the extent permitted under applicable Law) the consummation of the portion of the transactions contemplated pursuant to the Company Internal Reorganization in such Deferred Jurisdiction (such portion of the Business and Business Liabilities for each Deferred Jurisdiction, the “Deferred Business” and each such applicable Company Group member, a “Deferred Company Group Member”).
(b)     From and after the Closing, and until such time as the applicable Deferred Transfer for each applicable Deferred Jurisdiction has been transferred to Purchaser or its relevant Affiliate (each a “Deferred Closing”), to the extent permitted under applicable Law, such Deferred Business or the Deferred Company Group Member (as applicable) will be held in trust for Purchaser’s benefit and account, with all gains, income, Losses, Taxes or other items generated thereby to be for the account of Purchaser (including as a Business Liability). Seller and Purchaser will use their respective reasonable best efforts to allow Purchaser to receive the uninterrupted use and benefit of any portion of the Deferred Business or Deferred Company Group Member from the Closing Date to the date of the applicable Deferred Closing to the extent permitted under applicable Law. Except as otherwise contemplated by this Section 6.14 or other provisions of this Agreement, to the extent permitted under applicable Law, until the applicable Deferred Closing occurs, Purchaser shall have full operational control of the Deferred Business or the Deferred Company Group Members and the ability to direct the use of the Deferred Business or the operations of the Deferred Company Group Members. During such interim period, Seller shall not take, and shall cause its Affiliates not to take, any action with respect to the Deferred Business or Deferred Company Group Member that would require Purchaser’s consent under Section 4.02 if taken prior to Closing.
(c)    Seller shall use reasonable best efforts, and Purchaser shall reasonably cooperate with Seller, to complete each Deferred Transfer as promptly as is reasonably practicable following the Closing, and to the extent any consent of, or other action by, a Governmental Entity is required to consummate the Deferred Transfer or any portion thereof, Seller shall use reasonable best efforts to obtain such consent or other action, as promptly as reasonably practicable, including by making all filings, obtaining all consents and taking all actions required by applicable Law. At each Deferred Closing, if reasonably necessary or otherwise beneficial to the Parties, Seller and Purchaser shall, or shall cause their relevant Affiliates to, enter into an agreement on a country-by-country basis, in form and substance reasonably satisfactory to the Parties and consistent with the terms hereof (each a “Deferred Closing Transfer Agreement”), and any other documents the Parties agree are reasonably necessary to effect the Deferred Closing. Unless entered into in accordance with the Global Separation Agreement, all agreements effecting any Deferred Closing Transfer, including Company Internal Reorganization Documents, shall be delivered to Purchaser in advance of completion of such Deferred Closing Transfer, and shall be in form and substance reasonably satisfactory to Purchaser (provided that Purchaser’s approval thereof shall not be unreasonably withheld, conditioned or delayed).
(d)    In connection with any Deferred Closing, if the Parties jointly determine that any consideration is required to be paid directly at such Deferred Closing by Purchaser or one of its Affiliates to Seller or one of its Affiliates (the amount to be paid at each such Deferred Closing, the “Deferred Closing Consideration”), then Purchaser shall, or shall cause its relevant Affiliate to, deliver the applicable Deferred Closing Consideration by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser at least five Business Days prior to the date of the applicable Deferred Closing. If applicable Deferred Closing Consideration is required by applicable Law to be paid in a foreign currency, Purchaser or its applicable Affiliate will pay to Seller’s applicable Affiliate an amount in such foreign currency equal to (i) the portion of the Purchase Price allocated to such Deferred Closing in U.S. dollars multiplied by (ii) the applicable exchange rate. Upon receipt by Seller’s applicable Affiliate of Purchaser’s payment of the Deferred Closing Consideration pursuant to this Section 6.14(d), Seller or its applicable Affiliate shall no later than the five Business Days after the date of the applicable Deferred Closing refund to Purchaser the amount of such Deferred Closing Consideration in U.S. dollars.
(e)    For the avoidance of doubt, subject to Section 6.14(b), Purchaser shall be treated for all Tax purposes as owning, directly or indirectly, the Deferred Business from the Closing Date until the applicable Deferred Transfer Date and Purchaser shall be economically responsible, and shall indemnify and hold Seller and its Affiliates harmless in accordance with the terms of Article X, for all Business Liabilities with respect to a Deferred Business from and after the Closing (regardless of when the Deferred Transfer Date occurs).
Section 6.15    Reporting Cooperation; Records.
(a)    Annual Financial Statements. (i) Each Party (for purposes of this Section 6.15(a), the “Requesting Party”) shall use its reasonable best efforts to provide to the other Party (for purposes of this Section 6.15(a), the “Cooperating Party”) on a timely basis all information relating to the Company Group and the Business for periods prior to and including the Closing Date, reasonably required to meet the Requesting Party’s schedule for the preparation, printing, filing and public dissemination of the Requesting Party’s annual and quarterly financial statements and for the Requesting Party’s management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K of the Securities Act and its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder, if required (such assessments and audit being referred to as the “Internal Control Audit and Management Assessments”). Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall require any cooperation or efforts from the Cooperating Party, its Affiliates or any of its or their respective Representatives to the extent it would or would reasonably be expected to: (i) create an obligation to prepare or deliver (A) any pro forma financial information, projections or other forward-looking financial information, (B) any other financial information that is not currently readily available or prepared in the ordinary course of business when it is requested by the Requesting Party, other than such information that may be required by Regulation S-X (but excluding, in any event, financial statements or information otherwise required by segment reporting, Rule 3-05 (other than, for the avoidance of doubt, the Financial Statements), Rule 3-09, Rule 3-10, Rule 3-16, or Section 13.01 or 13.02 of Regulation S-X) in connection with Purchaser’s obligations to file interim financial statements of the Business in connection with Purchaser’s obligations thereunder, provided, that, in no event will the Cooperating Party be required to provide any such financial information as of or for any period subsequent to the Closing, (C) a description of all or any portion of the Debt Financing, including any “description of notes” or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (D) risk factors relating to all or any component of the Debt Financing or (E) any information required by Rules 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or information required by Item 402 of Regulation S-K under the Securities Act, (ii) change any fiscal period or accounting methodology, (iii) require the Cooperating Party or any of its Representatives to deliver any legal opinion, reliance letters or comfort letter or opinion of any of its Representatives, subject to the last sentence of Section 6.15(b), (iv) require the Cooperating Party or any of its Affiliates or any of its or their respective Representatives to enter into, execute, deliver, approve, modify or perform any agreement, instrument, certificate (including solvency or similar certificates from a financial or similar officer) or other documentation, or make any representations, warranties or certifications (other than customary authorization and representation letters described in Section 6.02(a)(ii)) effective prior to the Closing or (v) unreasonably interfere (in the reasonable judgement of the Cooperating Party) with the conduct or ongoing business of the Cooperating Party or any of its Affiliates.
(b)    Other Public Filings and Disclosures. Subject to the limitations set forth in Section 6.02(b) and Section 6.15(a), each Cooperating Party shall use its reasonable best efforts to provide to the Requesting Party on a timely basis such information and assistance as the Requesting Party may reasonably request in connection with the preparation and filing of any current report on Form 8-K, proxy statement, registration statement or other public filing required by applicable Law (including the rules and regulations of a national securities exchange with jurisdiction over the securities of the Requesting Party) to be publicly disclosed or filed with the SEC, in each case solely to the extent relating to Purchaser, the Company Group, the Business, the Seller Business or the Transactions Company Group, as applicable, and solely if and to the extent such information is not accessible or available to the Requesting Party at such time without unreasonable effort. Specifically, Seller shall furnish to Purchaser the Financial Statements and any interim unaudited combined statements of operations, comprehensive income (loss) and cash flows of the Business for any interim periods (and corresponding prior year interim periods) prior to the Closing Date in the form and on a timeline as would reasonably be expected to permit Purchaser to file such required Seller financial statements with the SEC in accordance with Regulation S-X, the Exchange Act and the regulations promulgated thereunder, including as required pursuant to Item 9.01 of Form 8-K. Seller will use its commercially reasonable efforts to cause Seller’s independent accountants with respect to the Business to provide to Purchaser, at Purchaser’s sole cost and expense, any consents, comfort letters, or other cooperation reasonably requested by Purchaser in connection with the inclusion of required Seller financial statements and related audit report in any registration statement, periodic or current report, or other filing required by Purchaser to be made with the SEC.
(c)    Access to Personnel and Records. Subject to the confidentiality provisions of this Agreement, and to the extent related to the Business as conducted during the pre-Closing period, (i) each Cooperating Party shall authorize and request its auditors to make reasonably available to the Requesting Party’s auditors, during normal business hours and upon reasonable notice, both the personnel who performed or are performing the annual audits of the Cooperating Party and work papers related to the annual audits of the Cooperating Party, in all cases within a reasonable time prior to the Cooperating Party’s expected auditors’ opinion date, so that the Requesting Party’s auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Cooperating Party’s auditors as it relates to their auditors’ report on the Requesting Party’s financial statements, all within sufficient time to enable the Requesting Party to meet its timetable for the printing, filing and public dissemination of its annual financial statements with the SEC and (ii) the Cooperating Party shall use reasonable best efforts to make reasonably available to the Requesting Party’s auditors and management, during normal business hours and upon reasonable notice, its personnel and records in a reasonable time prior to the Requesting Party’s auditors’ opinion date and the Requesting Party’s management’s assessment date so that the Requesting Party’s auditors and management are able to perform the procedures they reasonably consider necessary to conduct the Internal Control Audit and Management Assessments.
(d)    Preservation of Books and Records. During the seven-year period following the Closing Date, Purchaser shall not, and shall cause the Company Group not to, destroy or otherwise dispose, or permit the destruction or disposal, of any books and records relating to the Company Group or the Business for periods prior to the Closing without first giving Seller written notice of such intended destruction or disposition no later than 20 days prior to the date of such destruction or disposition and offering Seller the opportunity to copy such books and records or deliver to Seller custody of such books and records. To the extent Seller or any of its controlled Affiliates retains any books and records relating to the Company Group or the Business for periods prior to the Closing following the Closing Date, Seller shall not, and shall cause its controlled Affiliates not to, during the seven-year period following the Closing Date, destroy or otherwise dispose, or permit the destruction or disposal, of any such books and records without first giving Purchaser written notice of such intended destruction or disposition no later than 20 days prior to the date of such destruction or disposition and offering Purchaser the opportunity to copy such books and records or deliver to Purchaser custody of such books and records. Nothing in this Section 6.15(d) shall limit or modify Seller’s obligation to deliver to Purchaser at or prior to the Closing all books and records relating to the Company Group and the Business.
(e)    Reimbursement of Expenses; Limitation of Liability. The Requesting Party shall reimburse the Cooperating Party for all reasonable, documented out-of-pocket costs and expenses incurred in connection with the cooperation provided pursuant to this Section 6.15. The Cooperating Party and its Affiliates and Representatives shall have no liability in connection with any action taken by them in accordance with this Section 6.15 except in the case of gross negligence or Willful Breach of such Cooperating Party’s obligations under this Section 6.15.
ARTICLE VII

CONDITIONS TO CLOSING
Section 7.01    Conditions to Obligation of Purchaser. The obligation of Purchaser to effect the Transactions is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) as of the Closing of the following conditions:
(a)    Representations and Warranties and Covenants of Seller.
(i)    Except to the extent such representations and warranties expressly relate to an earlier time, in which case such representations and warranties shall be true and correct at and as of such earlier time, (A) the representation and warranty of Seller made in Section 2.16(a) (Absence of Changes or Events) of this Agreement shall be true and correct in all respects at and as of the Closing as though made at and as of such time, (B) the representations and warranties of Seller made in Section 2.04(a) (Ownership of the Purchased Equity; Capitalization) of this Agreement shall be true and correct at and as of the Closing as though made at and as of such time, except for any de minimis inaccuracies, (C) the representations and warranties of Seller made in Section 2.01(a) (Organization and Standing), Section 2.02 (Authority; Binding Effect), Section 2.04(b) and Section 2.04(c) (Capitalization; Subsidiaries), and Section 2.24 (Brokers) of this Agreement shall be true and correct in all material respects and at and as of the Closing as though made at and as of such time (other than representations and warranties that are made on an earlier date, each of which shall be true and correct as of such earlier date) and (D)  the representations and warranties of Seller made in Article II of this Agreement (other than those listed in the preceding clauses (A), (B) and (C)) shall be true and correct and at and as of the Closing as though made at and as of such time, except for such failure to be so true and correct that would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect; provided, that, with respect to the foregoing clauses (B), (C) and (D), all qualifications as to “materiality”, including all “material”, “materiality”, “in all material respects” and “Company Material Adverse Effect” qualifications, shall be disregarded from such representations and warranties (except to the extent that any such qualification qualifies an affirmative obligation to list specified items in the Disclosure Schedule, including as contemplated by Section 2.09(a) (Real Property), Section 2.09(b) (Real Property), Section 2.10(b) (Intellectual Property), Section 2.12(a) (Contracts), Section 2.15(a) (Benefit Plans) and Section 2.21 (Material Customers and Material Suppliers)).
(ii)    Seller in all material respects shall have performed or complied with the obligations or covenants required by this Agreement to be performed or complied with by Seller prior to the Closing.
(iii)    Seller shall have delivered to Purchaser a certificate dated the Closing Date and signed by an authorized officer of Seller certifying that the conditions specified in Section 7.01(a)(i) and Section 7.01(a)(ii) have been satisfied.
(iv)    Since the Effective Date, no Company Material Adverse Effect shall have occurred and be continuing as of the Closing Date.
(b)    No Orders or Restraints. No Order shall be in effect enjoining, restraining or otherwise prohibiting the performance of this Agreement or the consummation of the Transactions, and no Governmental Entity with competent jurisdiction shall have enacted any Law after the Effective Date that remains in effect as of the Closing that prohibits or otherwise makes illegal the performance of this Agreement or the consummation of the Transactions.
(c)    Governmental Approvals. (i) All waiting periods (and any extensions thereof, including any timing agreement or commitment with any Governmental Entity) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and (ii) the Consents and Authorizations required to be obtained in connection with the consummation of the Transactions from any Governmental Entities set forth in Section 7.01(c) of the Disclosure Schedule (each, and the expiration or termination in clause (i), a “Required Approval”) shall have been obtained (or any applicable waiting period, extension or timing agreement thereunder shall have expired or been terminated).
(d)    Company Internal Reorganization. The Company Internal Reorganization has been completed in all material respects with respect to the Mandatory Jurisdictions and, with respect to the Best Efforts Jurisdictions, Seller shall have used, and shall have caused its Subsidiaries (including the Company Group) to have used, reasonable best efforts to complete in all material respects the Company Internal Reorganization with respect to the Best Efforts Jurisdictions prior to the Closing (it being understood that the completion of the Company Internal Reorganization with respect to the Best Efforts Jurisdictions shall not be a condition to Closing).

Section 7.02    Conditions to Obligation of Seller. The obligation of Seller to effect the Transactions is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller) as of the Closing of the following conditions:
(a)    Representations and Warranties and Covenants of Purchaser and Purchaser Parent.
(i)    Except to the extent such representations and warranties expressly relate to an earlier time, in which case such representations and warranties shall be true and correct at and as of such earlier time, (A) the representations and warranties of Purchaser and Purchaser Parent made in Section 3.01(a) (Organization and Standing), Section 3.02 (Authority; Binding Effect) and Section 3.09 (Brokers) of this Agreement shall be true and correct in all material respects at and as of the Closing as though made at and as of such time and (B) the representations and warranties of Purchaser and Purchaser Parent made in Article III of this Agreement (other than those listed in the preceding clause (A)) shall be true and correct at and as of the Closing as though made at and as of such time, except for such failure to be so true and correct that would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect; provided, that with respect to the foregoing clauses (A) and (B), qualifications as to “materiality” or “Purchaser Material Adverse Effect” shall be disregarded from such representations and warranties.
(ii)    Purchaser in all material respects shall have performed or complied with the obligations or covenants required by this Agreement to be performed or complied with by Purchaser prior to the Closing.
(iii)    Purchaser shall have delivered to Seller a certificate dated the Closing Date and signed by an authorized officer of Purchaser certifying that the conditions specified in Section 7.02(a)(i) and Section 7.02(a)(ii) have been satisfied.
(b)    No Orders or Restraints. No Order shall be in effect enjoining, restraining or otherwise prohibiting the performance of this Agreement or the consummation of the Transactions, and no Governmental Entity with competent jurisdiction shall have enacted any Law after the Effective Date that remains in effect as of the Closing that prohibits or otherwise makes illegal the performance of this Agreement or the consummation of the Transactions.
(c)    Governmental Approvals. (i) All waiting periods (and any extensions thereof, including any timing agreement or commitment with any Governmental Entity) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and (ii) the other Required Approvals shall have been obtained (or any applicable waiting period, extension or timing agreement thereunder shall have expired or been terminated).
ARTICLE VIII

TERMINATION

Section 8.01    Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing by:
(a)    the mutual written consent of Seller and Purchaser;
(b)    Purchaser, upon written notice to Seller, if there has been a breach by Seller of any of its representations, warranties, covenants or obligations set forth herein, which breach would result in the failure of any condition set forth in Section 7.01 to be satisfied as of the Closing and which breach is incapable of being cured or, if capable of being cured, has not been cured prior to the earlier of (x) the date that is 45 days after the date on which written notice of such breach was delivered to Seller and (y) the Outside Date; provided, that such right of termination shall not be available at any time that Purchaser is in breach of any of its representations, warranties, covenants or obligations set forth herein, which breach would result in the failure of any condition set forth in Section 7.02 to be satisfied;
(c)    Seller, upon written notice to Purchaser, if there has been a breach by Purchaser of any of the representations, warranties, covenants or obligations of Purchaser set forth herein, which breach would result in the failure of any condition set forth in Section 7.02 to be satisfied as of the Closing and which breach is incapable of being cured or, if capable of being cured, has not been cured prior to the earlier of (x) the date that is 45 days after the date on which written notice of such breach was delivered to Purchaser and (y) the Outside Date; provided, that such right of termination shall not be available at any time that Seller is in breach of any of its representations, warranties, covenants or obligations set forth herein, which breach would result in the failure of any condition set forth in Section 7.01 to be satisfied;
(d)    Seller or Purchaser, upon written notice to the other, if the Closing does not occur on or prior to April 20, 2027 (such date, as may be extended pursuant to this Section 8.01(d)), the “Outside Date”); provided, that, (i) if, as of such date, the conditions set forth in (A) Section 7.01(c) and Section 7.02(c) or (B) Section 7.01(b) and Section 7.02(b) (and, in the case of this clause (B), (x) the applicable Order relates to any Required Approval or is issued pursuant to any Competition Law or Foreign Investment Law or (y) the applicable Law is a Competition Law or Foreign Investment Law), respectively (each such condition, as so qualified, the “Extension Conditions”), have not been satisfied as of the Outside Date, then the Outside Date shall be automatically extended until October 20, 2027 and (ii) if as of such extended Outside Date, any of the Extension Conditions have not been satisfied as of such extended Outside Date, the Outside Date shall be further and automatically extended until April 20, 2028; provided, further, that such right of termination shall not be available to (1) either Party if the failure of the Closing to occur on or prior to the Outside Date (as it may be extended) was primarily due to the breach by Purchaser or Seller, as applicable, of any of their respective covenants or obligations under this Agreement or (2) Purchaser or Seller during the pendency of a Proceeding by the other Party for specific performance pursuant to Section 11.11; provided, further, that, for purposes of determining whether the Closing has failed to occur on or prior to the Outside Date, if Seller has exercised its right pursuant to the first proviso of Section 1.02(a) to delay the Closing to an Accounting Period End Closing Date, the Outside Date shall be automatically extended until the Accounting Period End Closing Date; provided, further, that if

Seller has delivered to Purchaser the written notice referred to in Section 8.01(f), Purchaser shall no longer have any right to terminate the Agreement pursuant to this Section 8.01(d).
(e)    Seller or Purchaser, upon written notice to the other, if any applicable Law or Order issued, enacted, promulgated or adopted, as applicable, by a Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions shall be in effect and shall have become final and nonappealable; provided, that, such right of termination shall not be available to Seller or Purchaser, as applicable, if the issuance of any such Law or Order was primarily due to the material breach by Purchaser or Seller, as applicable, of any of their respective covenants or obligations under this Agreement.
(f)    Seller, upon written notice to Purchaser, if (i) all of the conditions set forth in Section 7.01 are satisfied or waived (other than those conditions that by their terms or nature only can be satisfied by the delivery of documents or taking of actions at the Closing; provided, that such conditions are then reasonably capable of being satisfied if the Closing were to occur at such time), (ii) Seller has irrevocably confirmed in a written notice to Purchaser that Seller is ready, willing and able to consummate the Closing and (iii) Purchaser fails to consummate the Closing by the date that is three Business Days after the later of: (A) the first date on which Purchaser is required to consummate the Closing pursuant to Section 1.02(a) and (B) Seller’s delivery of the written notice specified in the clause (ii).
Section 8.02    Return of Confidential Information. If this Agreement is terminated and the Transactions are abandoned as provided in Section 8.01, then:
(a)    notwithstanding any provision in the Confidentiality Agreement to the contrary, Purchaser shall return to Seller (or, at Purchaser’s election, destroy) all material (in whatever form or medium) in the possession or control of Purchaser or any of its Affiliates (i) constituting Evaluation Material or (ii) otherwise made available to Purchaser, its Affiliates and its and their respective Representatives by Seller, its Affiliates and their respective Representatives in connection with the Transactions or any of the Transaction Documents or relating to the Business, in the case of each of clauses (i) and (ii), whether obtained by Purchaser or its applicable Affiliate before or after the execution hereof; and
(b)    all confidential information made available to Purchaser, its Affiliates and its and their respective Representatives with respect to Seller, its Affiliates (including the Company Group) and their respective Representatives shall be treated in accordance with the Confidentiality Agreement (except as set forth in Section 8.02(a)), which shall remain in full force and effect notwithstanding the termination of this Agreement, as modified by Section 5.01 hereof.
Section 8.03    Consequences of Termination. In the event of a valid termination of this Agreement by Seller or Purchaser pursuant to this Article VIII, written notice thereof specifying the provision pursuant to which such Party is terminating this Agreement shall promptly be given to the other Party and the Transactions shall be terminated, without further action by any Party. If this Agreement is validly terminated as provided in this Article VIII, this Agreement shall terminate and become null and void and of no further force or effect, except for the provisions of

(a) Section 5.01 (Confidentiality), (b) Section 6.11 (Publicity), (c) this Article VIII (Termination) and (d) Article XI (Miscellaneous) (other than Section 11.11 (Specific Performance) in respect of any substantive right to seek specific performance of the obligation to consummate the Transactions following a valid termination of this Agreement), as well as the definitions set forth in Annex A, and no such termination shall relieve (i) Purchaser from any liability to pay any Reimbursement Obligations or Enforcement Expenses, as applicable, or (ii) Seller from any liability to pay any Enforcement Expenses, in each case, if payable pursuant to this Agreement. Notwithstanding the foregoing, nothing in this Article VIII shall be deemed to (A) release either Seller or Purchaser from any Liability for Fraud or any Willful Breach by such Party of any provision hereof prior to such termination or (B) impair the right of any Party to compel specific performance by the other Party of its surviving obligations under this Agreement to the extent expressly permitted under, and sought in accordance with, the terms and conditions set forth herein. In addition, the termination of this Agreement shall not affect the rights, obligations or agreements of any Party pursuant to the Confidentiality Agreement, which shall remain in full force and effect and survive the termination of this Agreement in accordance with its terms, as modified by Section 5.01 hereof.
ARTICLE IX

EMPLOYEE MATTERS
Section 9.01    Transfers of Employment. On or prior to the Closing, Seller shall, or shall cause its Affiliates to, (a) transfer the employment of each Business Employee who is not employed by the Company Group to a member of the Company Group or, as applicable, to a professional employer organization that maintains relationship by Contract with the Company Group (a “PEO”), in each case on terms of employment which are substantially similar in the aggregate to those in place as of the Effective Date, subject to the consent of such Business Employee to the extent required by applicable Law and (b) transfer the employment of each individual employed by a member of the Company Group, but who is not a Business Employee, to Seller or one of its Affiliates (other than the Company Group); provided, however, that Purchaser may make an offer of employment to a Business Employee, at Purchaser’s sole cost and expense, rather than Seller or its Affiliates transferring such Business Employee to a PEO, subject to Purchaser notifying Seller of Purchaser’s desire to make such an offer no later than 45 days after the Effective Date (the “Offer Date”) and excluding any Business Employee already employed by a PEO as of the Offer Date. For the avoidance of doubt, (i) such offer must be for employment with a Purchaser entity that exists as of the Offer Date, (ii) Seller and its Affiliates shall have no obligation to provide additional services under the Transition Services Agreement in connection with such offer or such employment or otherwise to support or facilitate such offer or such employment, and (iii) Seller and its Affiliates shall have no obligation with respect to transferring such Business Employees pursuant to the steps set out in the Company Internal Reorganization, the Global Separation Agreement or any other Company Internal Reorganization Document. Such offer must be in accordance with applicable local Law requirements, consistent with the terms set forth in Article X, and effective upon the Closing. To the extent any Business Employee cannot be transferred to a member of the Company Group under applicable Law pursuant to subsection (a) of the preceding sentence, or it is commercially impracticable to do before or as of the Closing, not fewer than 30 days prior to the Closing or earlier as required by applicable Law, Seller shall cause the Company Group to, or shall cause the PEO to, make offers of employment to each such Business Employee in accordance with applicable local Law requirements effective upon the Closing. Notwithstanding any provision to the contrary in this Article IX, the employment of Business Employees of any Deferred Business (each a “Deferred Transfer Employee”) will not be transferred to Purchaser or its Affiliates or a PEO (and such employees will not become Transferred Employees) until such time as contemplated by the terms of this Section 9.01 or Section 6.14. To the extent any such Deferred Transfer Employee cannot be transferred by operation of Law with the applicable Deferred Business, Purchaser shall, or shall cause one of its Affiliates or a PEO to, make offers of employment to each such Deferred Transfer Employee in accordance with applicable local Law requirements and this Article IX effective as of the date of the applicable Deferred Closing. For purposes of this Article IX, references to the “Closing Date” or “Closing” shall be deemed to be replaced with the “applicable Deferred Transfer Date” with respect to the Deferred Transfer Employees. The Parties agree that nothing in this Article IX shall limit Seller from taking any specific actions as may be necessary to ensure the employee transfers are effectuated in accordance with applicable Law.
Section 9.02    Continuation of Employment. Subject to Section 9.01, (a) each Business Employee who is employed by the Company Group or a PEO as of the Closing shall continue employment with the Company Group or a PEO immediately following the Closing and (b) each such (i) Business Employee who continues employment with the Company Group or a PEO following the Closing and (ii) Business Employee who accepts an offer of employment with the Company Group, Purchaser or one of their Affiliates, or a PEO, pursuant to Section 9.01, shall be a “Transferred Employee”. Nothing herein shall be construed as a representation or guarantee by Seller or any of its Affiliates that any particular Business Employee shall accept any member of the Company Group’s, a PEO’s, Purchaser’s or its Affiliate’s offer of employment or shall continue in employment with Purchaser or its Affiliates following the Closing.
Section 9.03    Immigration Employees. Seller and Purchaser shall reasonably cooperate to facilitate the transfer of all Business Employees as anticipated by this Agreement, including providing such assistance as may be reasonably required to transfer any visa, work permit or other approvals required to transfer employment (“Immigration Approvals”). If any Business Employee requires an Immigration Approval as required to transfer employment as contemplated by this Agreement and such approval is not obtained by the Closing Date or, in the case of a Business Employee of a Deferred Business, the Deferred Transfer Date, Seller and Purchaser shall use commercially reasonable efforts to obtain such Immigration Approvals, to the extent obtainable, as soon as reasonably practicable and to effect the transfer of such employment in accordance with the terms of Section 9.01 and no later than 15 Business Days after the date of receipt of such Immigration Approval, and, where permitted by applicable Law, Seller or its applicable Affiliate shall make the services of such employee available to the Company Group until such time as the relevant Immigration Approval is obtained (or such earlier time as such Immigration Approval Employee’s employment with Seller, its Affiliates, or the Company Group terminates); provided, that the costs of the provision of such services shall be borne by Purchaser. Without prejudice to the foregoing, if the Immigration Approval has not been obtained within 12 months of the Closing Date or, as applicable, the Deferred Transfer Date, Seller (or an Affiliate) may terminate the employment of the relevant Business Employee and provide such Business Employee with severance required to be paid in connection with such termination, if any, under such Business Employee’s employment Contract, if any, or applicable Law.
Section 9.04    Continuation of Compensation and Benefits. For at least 12 months following the Closing Date, or such later date set forth in the Transition Services Agreement (or for such longer period as required by applicable Law, or, if earlier, the date of a Transferred Employee’s termination of employment), Purchaser shall, or shall cause one of its Affiliates or a PEO to, provide to each Transferred Employee (a) a base salary or wage rate and variable cash (i.e. commission) pay opportunities that are no less favorable than the base salary, wage rate and variable cash (i.e. commission) pay opportunities provided to each such Transferred Employee as of immediately prior to the Closing Date and (b) other employee benefits (excluding equity or equity-based, defined benefit, nonqualified deferred compensation, transaction-based, retention, severance, cash incentive and post-employment or retiree welfare benefits or plans (the “Excluded Benefits”)) that are substantially comparable in the aggregate to either: (i) the other employee benefits (excluding the Excluded Benefits) provided or available to each such Transferred Employee under the Material Benefit Plans or under the plans provided by a PEO, as applicable, as of immediately prior to the Closing Date or (ii) the other employee benefits (excluding the Excluded Benefits) that are provided to similarly situated employees of Purchaser or its Subsidiaries as of immediately prior to the Closing Date; provided, however, that, with respect to any Deferred Transfer Employee who becomes employed by a PEO after the Closing Date, Seller will cooperate with Purchaser to provide information reasonably necessary to fulfill the obligations of this clause (b). Notwithstanding the foregoing or any provision in this Article IX to the contrary, the compensation, benefits and other terms and conditions of employment for the Transferred Employees who are covered by a Union Contract shall be governed by the terms of the applicable Union Contract. Notwithstanding the foregoing or any provision in this Article IX to the contrary, the compensation, benefits and other terms and conditions of employment for the Transferred Employees located outside the U.S. shall be in compliance with applicable Law. Effective as of the Closing Date or such later date set forth in the Transition Services Agreement, each Transferred Employee shall cease to participate in any Benefit Plan (other than a Business Benefit Plan) as an active employee, and the Company Group shall terminate its participation in each Benefit Plan (other than a Business Benefit Plan).
Section 9.05    Severance Obligations. Purchaser shall, or shall cause its Affiliates or a PEO to, provide to each Transferred Employee whose employment is terminated by Purchaser or any of its Affiliates or a PEO during the twelve (12)-month period following the Closing Date, cash severance and termination payment opportunities that are no less favorable than the cash severance and termination payment opportunities that would have been available to such Transferred Employee, whether under an applicable Benefit Plan, applicable Law or any applicable Union Contract, or such other compensation plan, program, policy, agreement or arrangement of Seller or any of its Affiliates applicable to such Transferred Employee immediately prior to the Closing Date and made available to Purchaser, taking into account and including the service and compensation of such Transferred Employee with respect to his or her employment with Purchaser and its Affiliates or a PEO following the Closing Date. Purchaser shall assume, and shall indemnify and hold Seller and its Affiliates harmless from, all Liabilities relating to any severance, termination indemnity, redundancy or similar termination payment or benefit related to or incurred by the Seller and its Affiliates (excluding the Company Group) in accordance with applicable Law, any Benefit Plan set forth in Section 2.15(a)(i) of the Disclosure Schedules, any applicable Union Contract or such other compensation plan, program, policy, agreement or arrangement of Seller or any of its Affiliates, in each case, with respect to a Business Employee (a) whose offer of employment is rescinded or altered by (or at the request of) Purchaser prior to or on the Closing Date or date of an applicable Deferred Closing, or (b) who does not receive an offer from Purchaser compliant with the requirements of this Article IX. Notwithstanding anything herein to the contrary, with respect to any Deferred Transfer Employee, Purchaser shall assume, and shall indemnify and hold Seller and its Affiliates harmless from, all Liabilities relating to any severance, termination indemnity, redundancy or similar termination payment or benefit incurred in respect of any Deferred Transfer Employee that accrues or vests during the period commencing on the Closing Date until the applicable Deferred Transfer Date in the event of a termination of employment by such employee or by Seller or its applicable Affiliate with the consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), as applicable; provided, however, that the consent of Purchaser shall not be required to terminate the employment of any Deferred Transfer Employee at any time or for any reason.
Section 9.06    Welfare Plan Obligations. Effective as of the Closing or such later date set forth in the Transition Services Agreement, Purchaser shall, or shall cause its applicable Affiliate to, have in effect health benefit plans providing medical, dental and vision benefits for the Transferred Employees and their eligible dependents effective as of the Closing Date or such other date set forth in the Transition Services Agreement and without any waiting period to the same extent such benefit plans were available to the Transferred Employees prior to the Closing Date; provided, that the foregoing obligation shall not exist with respect to any Transferred Employees who are employed by a PEO. Seller and its Affiliates (other than the Company Group) shall have no obligation under Section 6055 and 6056 of the Code with respect to the Company Group’s obligation to make any offers of coverage to the Transferred Employees for any period of time following the Closing Date or such later date set forth in the Transition Services Agreement.
Section 9.07    Service Credit. From and after the Closing or such later date set forth in the Transition Services Agreement, and with respect to each Transferred Employee, Purchaser and its Subsidiaries shall (a) recognize, for purposes of eligibility to participate, vesting and paid time off accruals under all retirement, health and welfare plans, programs, policies, agreements and arrangements that are sponsored or maintained by Purchaser or any of its Subsidiaries (including, after the Closing, the Company Group) on or after the Closing (in all cases, excluding the Excluded Benefits) (“Purchaser Benefit Plans”), service with Seller and its Affiliates and predecessors earned prior to the Closing Date to the same extent and for the same purpose such service was recognized under a corresponding Benefit Plan or is otherwise required by Law, (b) use commercially reasonable efforts to, for the plan year in which the Closing Date occurs or plan year in which the Transition Services Agreement ends waive or cause to be waived any pre-

existing condition exclusion, actively-at-work requirement, evidence of insurability, waiting period or similar condition, limitation or requirement under all Purchaser Benefit Plans that provide health benefits and that replace a corresponding Benefit Plan providing health benefits in which such Transferred Employee participated prior to the Closing, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such Transferred Employee (and was not otherwise satisfied by such Transferred Employee) under the corresponding Benefit Plan immediately prior to the Closing Date and (c) use commercially reasonable efforts to provide full credit under all Purchaser Benefit Plans that provide health benefits for any co-insurance, deductibles or out-of-pocket expenses made or incurred under a Benefit Plan with respect to each Transferred Employee (and each eligible dependent of such Transferred Employee) prior to the Closing for the plan year in which the Closing occurs. Notwithstanding the foregoing, Purchaser’s and its Subsidiaries’ obligations under this Section 9.07 are conditioned upon, and limited to, the provision of the relevant information by Seller to Purchaser within 45 days after the later of the Closing or the end of the Transition Services Agreement, as needed for Purchaser and its Subsidiaries to comply herewith. None of Purchaser or any of its Subsidiaries shall have any obligation to the extent such information is not provided within the 45-day period.
Section 9.08    Accrued Vacation; Paid Time Off. As of the Closing Date, Purchaser or any of its Affiliates shall, and shall cause the Company Group or a PEO to, assume or honor all vacation days and paid time off (including sick time) accrued but not yet taken by each Transferred Employee prior to the Closing Date to the extent such amounts are specifically included (on a dollar-for-dollar basis) in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04.
Section 9.09    Short-Term Cash Incentive Plans. Purchaser shall, or shall cause its applicable Affiliates to, (a) assume all Liabilities for compensation payable in respect of any Transferred Employee (whether relating to periods before or after the Closing Date) under any Benefit Plan that is a variable pay, bonus, cash performance or incentive plan, excluding any equity or equity-related awards, and that is set forth in Section 9.09 of the Disclosure Schedule (collectively, the “Business Incentive Plans”) and (b) pay bonuses and commissions, as applicable, in respect of the fiscal year in which the Closing occurs and any prior fiscal years (to the extent unpaid) to Transferred Employees who participate in a Business Incentive Plan as of immediately prior to the Closing based on actual performance in accordance with the terms of the applicable Business Incentive Plan provided that with respect to any such fiscal year, the target bonus opportunity under an annual incentive plan for each such Transferred Employee shall be no less than as provided to the Transferred Employee as of immediately prior to the Closing Date, the aggregate amount of such bonuses paid to Transferred Employees under an annual incentive plan shall be no less than the amount properly accrued by Seller and its Affiliates through the Closing Date for such annual incentive plan in respect of the Transferred Employees for such fiscal year and, in the case of clauses (a) and (b), to the extent included as current liabilities in Working Capital. Notwithstanding anything herein to the contrary and except as otherwise required by applicable Law, if a Transferred Employee’s employment is terminated without “Cause” (as defined in the 2016 Stock Incentive Plan of Seller and its Affiliates, as amended and restated) prior to the payment of bonuses for the fiscal year in which the Closing occurs (a “Qualifying Termination”), Purchaser shall, or shall cause one of its Affiliates to, pay such Transferred Employee, as soon as administratively practicable following the date of such Qualifying Termination, a pro-rated portion of the payment that such Transferred Employee would have been entitled to receive under the applicable Business Incentive Plan for such fiscal year and any prior fiscal year (to the extent unpaid) if such Transferred Employee had remained employed, with such proration based on the relative portion of the applicable fiscal year during which such Transferred Employee was employed with Seller, Purchaser or any of their respective Affiliates, to the extent that such pro-rated portion of the payment relating to the time period prior to the Closing Date was properly accrued by Seller and its Affiliates through the Closing Date and included as current liabilities in Working Capital.
Section 9.10    Union Contracts.
(a)    Purchaser or one of its Affiliates shall or shall cause the Company Group to comply with, assume and agree to be bound by the terms (as applicable) of the Union Contracts identified in Section 2.12 of the Disclosure Schedule as of the Closing Date (including the obligation to comply with the terms and conditions thereof and any obligations thereunder requiring a successor to recognize a particular labor union as authorized representative or authorized bargaining agent of an employee group or for any other purpose). As of the Closing Date, Purchaser or its Affiliates (including, after Closing, the Company Group) shall be deemed the “employer” for purposes of interpretation of each such Union Contract and Purchaser and its Affiliates shall (i) have sole responsibility for and (ii) indemnify and hold harmless Seller and its Affiliates with respect to, all Liabilities, obligations and commitments arising under the Union Contracts, and shall indemnify and hold harmless Seller and its Affiliates with respect to all such Liabilities, obligations and commitments arising under the Union Contracts. Notwithstanding any other provision of this Article IX, from and after the Closing Date, any Transferred Employee whose terms and conditions of employment are covered by a Union Contract shall continue to be governed by such Union Contract until such Union Contract expires, terminates or is modified in accordance with its terms and applicable Law.
(b)    Following the Closing, subject to the terms of the Transition Services Agreement, any employee benefit that is provided to a Business Employee pursuant to any Union Contract (except as specifically provided in this Article IX, other than in respect of benefits accrued and vested as of the Closing under any Benefit Plan) shall instead be provided in a comparable manner to a Business Employee pursuant to an employee benefit plan maintained by Purchaser or one of its Affiliates or provided through a PEO.
(c)    The Parties acknowledge that the Transactions and the steps set out in the Company Internal Reorganization will trigger certain legal obligations to inform or consult with Business Employees or employee representative bodies. Seller shall comply and shall procure that any of its applicable Affiliates (including, prior to the Closing, the Company Group) complies in all material respects, with all applicable information and consultation obligations arising out of or in connection with the Transactions and the steps set out in the Company Internal Reorganization, to the extent required by applicable Law or Contract. Without limiting the foregoing and subject to Purchaser’s obligations under this Section 9.10(c), Seller and its

Affiliates shall ensure that all applicable information and consultation obligations required in respect of the Transactions and the steps set out in the Company Internal Reorganization are completed in all material respects within the statutorily required timeframes. Seller and its Affiliates shall indemnify Purchaser, the members of the Company Group and each of their respective Affiliates against any and all Losses arising out of or related to any failure by Seller or any of its Affiliates to comply with any applicable information and consultation obligations described in this Section 9.10(c) in respect of (A) the Transactions and (B) the steps set out in the Company Internal Reorganization, the Global Separation Agreement and each other Company Internal Reorganization Document, including any failure to complete such obligations in all material respects, in each case subject to Purchaser fulfilling its obligations under this Section 9.10(c). Purchaser shall, and shall cause its Affiliates to, render full good faith cooperation to Seller and its Affiliates in providing in due time all information required by Law or reasonably requested by applicable labor unions and employee representatives with respect to (i) Purchaser and its Affiliates, (ii) the sale of the Company Group and the Business, (iii) the effects of the transaction in relation to the Business Employees and (iv) the compensation and benefits to be provided to Transferred Employees following the Closing. In addition, Purchaser shall, and shall cause its Affiliates to, provide Seller and its Affiliates with any other information that may be required by applicable Law or Union Contract to respond to any reasonable questions posed by employees, labor unions, employee representatives or any other Persons with respect to the Transactions. Purchaser shall, and shall cause its Affiliates to, render full good faith cooperation to Seller and its Affiliates, and Seller shall render full cooperation to Purchaser and its Affiliates, in each case, in any negotiations with unions or employee representatives with respect to the Business Employees or the Transactions that are reasonably required or initiated to accomplish the Transactions.
Section 9.11    401(k) Plan. Effective as soon as administratively practicable following the Closing, but in no event earlier than the end of the applicable service period under the Transition Services Agreement, Purchaser shall, or shall cause an Affiliate to, have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser 401(k) Plan”) providing benefits to the U.S. Transferred Employees. Purchaser agrees to cause the Purchaser 401(k) Plan to allow each Transferred Employee to make a “direct rollover” to the Purchaser 401(k) Plan in the form of cash of the account balances of such Transferred Employee under the Benefit Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Prior to the Closing Date, Seller or its applicable Affiliate shall take all actions necessary or appropriate to cause all Business Employees to be fully vested in their account balances under any Benefit Plan intended to be qualified under Section 401(a) of the Code. As soon as administratively practicable after Purchaser adopts the Purchaser 401(k) Plan, Purchaser shall or shall cause the Company Group to contribute the Make-Whole Amount to the Purchaser 401(k) Plan on account of each U.S. Transferred Employee.
Section 9.12    Retention Agreements. Effective as of the Closing, Seller or its applicable Affiliate shall assign to Purchaser, and Purchaser shall, or shall cause a member of the Company Group to, assume and honor, all Liabilities, obligations and commitments with respect to each agreement with a Transferred Employee set forth in Section 9.12 of the Disclosure Schedule (collectively, the “Retention Agreements”) which schedule shall be updated prior to the Closing to include any additional retention agreements entered into following the Effective Date in accordance with Section 4.02. From and after Closing, Purchaser shall, or shall cause a member of the Company Group to, maintain the Retention Agreements pursuant to their terms in effect as of the Closing and make payments to the Transferred Employees at the times prescribed thereunder.
Section 9.13    Establishment of Benefit Plans. Effective as of the Closing, Purchaser and its Affiliates shall retain sponsorship of, and complete administrative and financial responsibility for, each Business Benefit Plan. Except for each Business Benefit Plan and except for the Liabilities expressly assumed by Purchaser under this Article IX or required to be assumed under applicable Law, Seller and its Affiliates (other than the Company Group) shall retain the sponsorship of and be solely responsible for all Liabilities relating to or at any time arising under or in connection with or pursuant to any Benefit Plan, or any other benefit or compensation plan, program, policy, agreement or arrangement of any kind at any time maintained, sponsored, or contributed to or required to be contributed to by Seller or any of its Affiliates or under or with respect to which Seller or any of its Affiliates have any Liability, including for any claims that are incurred but not yet reported under any group health or welfare plan that is self-funded, and including any Proceedings or other disputes related to any such Benefit Plan.
Section 9.14    Reductions in Force. Seller shall be solely responsible for any Liabilities arising under the WARN Act or any other Liabilities relating to reductions in force to the extent based on any actions taken by Seller or any of its Subsidiaries at or prior to the Closing, including in connection with the Company Internal Reorganization, subject to Purchaser’s compliance with this Section 9.14. The Company Group shall be solely responsible for any Liabilities arising under the WARN Act or under the Council Directive 98/59/EC or, where applicable, any comparable national or local Laws for any actions taken by Purchaser or any of its Affiliates (including the Company Group) after the Closing. For a period of 90 days after the Closing Date, Purchaser and its Affiliates shall not engage in any conduct that would result in an employment loss or layoff for a sufficient number of employees of Purchaser and its Affiliates which, if aggregated with any such conduct on the part of Seller or its Affiliates, would trigger (i) the WARN Act without complying with the WARN Act, (ii) the Council Directive 98/59/EC without complying with the Council Directive 98/59/EC or (iii) any comparable national or local Laws without complying with such comparable national or local Laws. For the avoidance of doubt, if Purchaser or its Affiliates’ (other than the acts of any Deferred Company Group Member in connection with the consummation of any Deferred Transfer) acts or omissions following Closing create Liabilities for Seller or its Affiliates under the WARN Act, the Council Directive 98/59/EC, or any comparable national or local Laws with respect to employment losses occurring at or prior to Closing, Purchaser shall be solely responsible for such Liabilities.
Section 9.15    COBRA Coverage. Seller and its Affiliates (other than the Company Group) shall be solely responsible for any obligations arising under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” (as defined in Treasury Regulation Section 54.4980B-9).

Section 9.16    No Third-Party Beneficiaries. The provisions of this Article IX are solely for the benefit of the Parties and nothing in this Article IX, express or implied, shall confer upon any Business Employee, any legal representative or beneficiary thereof, or any other Person any rights or remedies, including any third-party beneficiary right or any right to employment or continued employment for any specified period or compensation or benefits of any nature or kind whatsoever under this Agreement, or any right to enforce the provisions of this Article IX. Subject to compliance with the other provisions of this Article IX, nothing in this Article IX, express or implied, shall be construed to limit or prevent Purchaser or any of its Affiliates (including, following the Closing, the Company Group) from adopting, amending, terminating or modifying to any extent or in any respect any benefit or compensation plan, program, policy or Contract, that Purchaser or any such Affiliate may establish or maintain at any time. Notwithstanding any provision of this Article IX to the contrary, the terms of this Article IX are not intended to, and shall not, constitute an establishment of or amendment or modification to any Benefit Plan or other compensation or benefit plan, program, policy, agreement or arrangement.
ARTICLE X

SURVIVAL; INDEMNIFICATION; NON-RECOURSE
Section 10.01    Survival. The representations and warranties of Seller and Purchaser contained in this Agreement and in any certificate delivered pursuant to this Agreement shall terminate at the Closing. The covenants of Seller and Purchaser set forth herein that do not contemplate performance after the Closing shall terminate at the Closing. The covenants of Seller and Purchaser set forth herein that contemplate performance after the Closing shall survive the Closing to the extent provided in their respective terms (or, if no term is specified, until fully performed). It is the express intent of the Parties to modify any statute of limitation or other time period that would otherwise apply as provided in this Section 10.01; provided, however, nothing in this Article X shall limit or otherwise modify (a) survival periods for claims made, or Purchaser’s rights under, the other Transaction Documents, (b) Purchaser’s ability to pursue coverage under the R&W Insurance Policy or (c) claims for Fraud.
Section 10.02    Indemnification.
(a)    Subject to the provisions of this Article X, effective as of and contingent upon the occurrence of the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties to the extent arising out of or resulting from (without duplication) (i) any Seller Liability, (ii) the Retained Tax Liabilities, (iii) the matter set forth on Section 10.02(a) of the Disclosure Schedule or (iv) any breach of any covenant or agreement of Seller contained in this Agreement that by its terms contemplates performance after the Closing.
(b)    Subject to the provisions of this Article X, effective as of and contingent upon the occurrence of the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all

Losses incurred or suffered by any of the Seller Indemnified Parties to the extent arising out of or resulting from (without duplication) (i) any Business Liability or (ii) any breach of any covenant or agreement of Purchaser or the Company Group contained in this Agreement that by its terms contemplates performance after the Closing.
(c)    The right to bring a claim for indemnification by (i) the Purchaser Indemnified Parties pursuant to clause (iii) of Section 10.02(a) with respect to each (A) Mandatory Jurisdiction shall continue until and shall terminate on the date that is 18 months following the Closing Date and (B) Deferred Jurisdiction shall continue until and shall terminate on the date that is 18 months following the date of the Deferred Closing for such Deferred Jurisdiction and (ii) the Purchaser Indemnified Parties or the Seller Indemnified Parties pursuant to this Section 10.02 (other than, in the case of the Purchaser Indemnified Parties, clause (iii) of Section 10.02(a)) for any matter entitled to indemnification hereunder shall continue until and shall terminate when the applicable statute of limitations for such matter expires (after giving effect to all waivers or extensions thereof); provided that, in each case, any claim asserted prior to such expiration shall survive until such claim is fully and finally resolved in accordance with the terms of this Agreement.
Section 10.03    Indemnification Procedures.
(a)    In order for a Purchaser Indemnified Party or a Seller Indemnified Party (any of them, an “Indemnified Party”) to make a valid claim under Section 10.02, the Indemnified Party shall promptly provide written notice to Seller (for claims made by Purchaser Indemnified Parties) or to Purchaser (for claims made by Seller Indemnified Parties) (the recipient of such notice, the “Indemnifying Party”) of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim, a “Third-Party Claim”), in each case, upon becoming aware thereof; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent the Indemnifying Party is actually prejudiced by such failure. Any such notice shall set forth a description in reasonable detail of the occurrence(s) giving rise to a claim under Section 10.02 which the Indemnified Party alleges to have occurred, a description of the material facts and circumstances then-known to the Indemnifying Party giving rise to such occurrences, the estimated amount of Losses actually incurred or suffered, or that are reasonably expected to be incurred or suffered, as the result thereof (to the extent then ascertainable), and, to the extent practicable, any other material details pertaining thereto. The Indemnified Party shall cooperate with and provide to the Indemnifying Party such information under the Indemnified Party’s control as the Indemnifying Party may reasonably request for the purposes of determining the validity of the allegations made in such notice and shall keep the Indemnifying Party reasonably and promptly informed of material factual and procedural developments (including additional information which may come under the Indemnified Party’s control) in connection therewith.

(b)    Upon receipt of a notice of a Third-Party Claim for indemnity from an Indemnified Party pursuant to Section 10.03(a), subject to Section 10.03(c), the Indemnifying Party, at the Indemnifying Party’s option and expense, shall be entitled, by notice to the Indemnified Party within 30 days of the Indemnifying Party’s receipt of notice of such Third-Party Claim, to assume the complete defense of such Third-Party Claim with authority to conduct such defense, through counsel reasonably acceptable to the Indemnified Party at the expense of the Indemnifying Party, and to settle or otherwise dispose of the same, and the Indemnified Party will reasonably cooperate in such defense (at the expense of the Indemnifying Party); provided that the Indemnifying Party will not, in defense of such Third-Party Claim, except with the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any Order or enter into any settlement or compromise of such Third-Party Claim (i) which provides for any relief other than the payment of monetary damages for which the Indemnifying Party is obligated (and has expressly acknowledged such obligation in writing) to indemnify the Indemnified Party hereunder for the full amount of such damages, (ii) which does not include a complete and unconditional release from all liabilities by all relevant parties to such Third-Party Claim or (iii) which includes any finding or admission of violation of Law, wrongdoing or misconduct by any Indemnified Party. In the event that the Indemnifying Party elects to assume and defend any Third-Party Claim, the Indemnifying Party shall actively pursue the defense of such Third-Party Claim in good faith.
(c)    Notwithstanding anything in Section 10.03(b) to the contrary, (i) the Indemnifying Party shall not be permitted to assume the defense of any Third-Party Claim (or, if already assumed, the Indemnified Party will have the right to reassume and take control of the defense of such claim) if (A) such Third-Party Claim involves a criminal Proceeding, (B) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, (C) such Third-Party Claim seeks injunctive or other equitable relief that, if granted, would or would be reasonably likely to adversely affect any Purchaser Indemnified Party or the Business (in the case of indemnification pursuant to Section 10.02(a)) or any Seller Indemnified Party or the Seller Business (in the case of indemnification pursuant to Section 10.02(b)), (D) such Third-Party Claim is asserted by any Governmental Entity or (E) such Third-Party Claim gives rise to an actual conflict of interest that, as communicated to the Indemnifying Party by the Indemnified Party, would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party and (ii) the Indemnified Party will have the right to reassume and control the defense of any Third-Party Claim assumed by the Indemnifying Party if the Indemnifying Party fails to actively pursue such defense in good faith.
(d)    If the Indemnifying Party has assumed the defense of such Third-Party Claim in accordance with this Section 10.03, then, without otherwise limiting the amount of Losses for which the Indemnified Party shall be indemnified pursuant to this Article X in respect of such Third-Party Claim, (i) the Indemnifying Party shall be liable to the Indemnified Party only for (x) such reasonable and documented out-of-pocket legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the written request of the Indemnifying Party and (y) such reasonable and documented out-of-pocket legal or other expenses incurred by the Indemnified Party prior to the date of such assumption, and (ii) the Indemnifying Party will afford the Indemnified Party an opportunity to participate in (but not control) such defense through counsel chosen by the Indemnified Party, the fees, costs and expenses of which counsel shall be paid by such Indemnified Party; provided, however, that the Indemnified Party shall have the right to employ one separate co-counsel, plus one firm of local counsel in each jurisdiction in which any such Third-Party Claim is taking place.
(e)    If the Indemnifying Party has elected not to assume, or is not entitled to assume, the defense of any Third-Party Claim in accordance with this Section 10.03, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense of such Third-Party Claim, at the sole cost and expense of the Indemnifying Party, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any such Third-Party Claim. Notwithstanding anything herein to the contrary, the Indemnified Party will not, except with the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed), consent to the entry of any Order or enter into any settlement or compromise of such Third-Party Claim; provided, that, notwithstanding the foregoing, such consent may be withheld on the basis that such Order or settlement, (i) provides for relief other than the payment of monetary damages, (ii) does not include a complete and unconditional release from all liabilities by all relevant parties to such Third-Party Claim or (iii) includes any finding or admission of violation of Law, wrongdoing or misconduct by any Indemnifying Party.
(f)    In any event, the Indemnified Party and the Indemnifying Party and their respective counsel shall cooperate in the defense of any Third-Party Claim subject to this Article X, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third-Party Claim, and keep each other informed of all significant developments relating to any such Third-Party Claim, and provide true, correct and complete copies of all relevant correspondence and documentation relating thereto; provided, however, that either Party may restrict the provision of any such information to the extent that such provision of information would be reasonably expected to (i) violate or result in a waiver of any attorney-client privilege of such Party or its Affiliates, or violate any applicable Law or Contracts to which such Person is a Party, or (ii)  breach any duty of confidentiality or other obligation owed to any Person; provided, further, that if any such information is so restricted, to the extent reasonably practicable and permitted by Law, such Party shall notify the other of the restriction and the general nature of the access or information being restricted and such Party shall use reasonable efforts to provide such access in a manner that would not result in any of the outcomes described in the foregoing clauses (i) or (ii).
(g)    Any action to be taken under this Section 10.03 by a Purchaser Indemnified Party, or notice to be given to or received by a Purchaser Indemnified Party under this Section 10.03, may be taken by (or given to or received by, as applicable) Purchaser on its behalf, and Purchaser shall have the right to enforce this Section 10.03 on behalf of any Purchaser Indemnified Party. Any action to be taken under this Section 10.03 by a Seller Indemnified Party, or notice to be given to or received by a Seller Indemnified Party under this Section 10.03, may be taken by (or given to or received by, as applicable) Seller on its behalf, and Seller shall have the right to enforce this Section 10.03 on behalf of any Seller Indemnified Party. Each of the Purchaser Indemnified Parties and the Seller Indemnified Parties who are not Parties are intended third party beneficiaries of this Article X.
(h)    Notwithstanding anything herein to the contrary, to the extent of any overlap in respect of Tax matters, the procedures and provisions in Section 6.12 shall govern.
Section 10.04    Certain Indemnification Parameters.
(a)    Limitation on Liability. Losses shall be calculated (i) net of any amounts actually recovered under insurance policies or from third parties (in each case, calculated net of reasonable costs and expenses incurred in procuring such recovery and any increase in premiums or retroactive premium adjustments or chargebacks to the extent attributable to the payment of such amounts or the existence of such Losses (including such amounts paid by or on behalf of such Indemnified Party solely as a result of the insurance claim related to such Loss)) and (ii) net of any cash Tax deduction actually realized by such Indemnified Party with respect to such Loss in the taxable year in which such Loss was incurred, determined on a “with and without” basis for the taxable year in which such Loss was incurred, with the cash Tax benefit attributable to such Loss treated as the last Tax benefit applied by such Indemnified Party for such Tax Period. Notwithstanding anything to the contrary contained in this Agreement, following the Closing, (i) neither Party shall be liable to the other Party or its Affiliates, whether in contract, tort or otherwise and whether at law or in equity, for, and Losses shall not include, any exemplary or punitive damages, except to the extent payable to a third party in connection with a Third-Party Claim, (ii) no Indemnified Party shall be entitled to any indemnification hereunder (A) to the extent that such indemnification would constitute a duplicative payment for the same Losses actually recovered, net of costs of recovery, by the Indemnified Party or (B) for any liabilities that are specifically included (on a dollar-for-dollar basis) in the calculation of the Purchase Price, as finally determined in accordance with Section 1.04, and (iii) in no event will any Purchaser Indemnified Party be entitled to indemnification pursuant to Section 10.02 for Seller Liabilities to the extent any Losses resulted from (A) any environmental, subsurface or product investigation, sampling, testing, analysis, monitoring, cleanup, or corrective, removal or remedial action by or on behalf of or permitted by a Purchaser Indemnified Party after the Closing Date or (B) reporting or disclosure of any environmental, health or safety matter or condition by or on behalf of or permitted by a Purchaser Indemnified Party after the Closing Date, in either case of (A) or (B) except to the extent required by a Governmental Entity pursuant to Environmental Laws, and then only to the extent such action is reasonably necessary to attain compliance with such requirement or Environmental Laws. Each Indemnified Party acknowledges and agrees that nothing in this Agreement restricts or limits any obligation of such Indemnified Party under applicable Law to mitigate its Losses that are indemnifiable under this Article X. Notwithstanding anything in this Agreement to the contrary, Seller’s liability pursuant to, and the Purchaser Indemnified Parties’ rights to indemnification under, Section 10.02(a)(iii) shall be subject to the limitations specifically set forth on Section 10.02(a) of the Disclosure Schedule.
(b)    Manner of Payment. Any indemnification of an Indemnified Party pursuant to this Article X shall be effected by wire transfer of immediately available funds from the applicable Indemnifying Party to an account designated in writing by the applicable Indemnified Party within three Business Days after such indemnification is mutually agreed or otherwise finally adjudicated to be payable pursuant to this Article X.
(c)    Tax Treatment of Indemnification. Any payment made pursuant to this Article X shall be treated as an adjustment to the Purchase Price for Income Tax purposes to the maximum extent permitted by applicable Law.
Section 10.05    Non-Recourse; Mutual Release.
(a)    All Proceedings or causes of action (whether in contract or in tort, in law or in equity or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to the Transaction Documents, or the negotiation, execution or performance of the Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, the Transaction Documents), may be made only against (and are expressly limited to) the entities that are expressly identified as parties in the preamble to this Agreement or the other Transaction Documents (collectively, the “Contracting Parties”). No Person who is not a Contracting Party, including any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, and any financial advisor or lender to, any of the foregoing (“Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any Proceedings or causes of action arising under, out of, in connection with or related in any manner to the Transaction Documents or based on, in respect of, or by reason of the Transaction Documents or their negotiation, execution, performance or breach, and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such Proceedings and causes of action against any such Nonparty Affiliates.
(b)    Effective as of the Closing and except as otherwise expressly set forth in this Agreement or any other Transaction Document, (i) Seller, on behalf of itself, its Affiliates, their respective Subsidiaries (excluding the Company Group) and all of their respective successors and assigns (each, a “Seller Releasing Party”), irrevocably waives, releases and discharges Purchaser, its Affiliates, its Subsidiaries (including the Company Group) and all of their respective successors and assigns from and against any and all Proceedings, causes of action, obligations or Liabilities of any nature whatsoever, whether now known or unknown, suspected or unsuspected, primary or secondary, direct or indirect, absolute or contingent (collectively, the “Seller Claims”), that any Seller Releasing Party now has, or at any time had, or shall or may have in the future, in connection with any Seller Releasing Party’s direct or indirect ownership or current or historical operation of the Business, or as a counterparty to any Contract with any member of the Company Group, in each case arising with respect to any matter occurring at or prior to the Closing; provided, that the foregoing waiver, release and discharge shall not apply to (A) any Seller Claim arising out of or relating to this Agreement (including any of the other provisions of this Article X) or any other Transaction Document, (B)

any Seller Claim unrelated to the Business or (C) any accounts, arrangements or Contracts set forth in Section 6.04 or Section 6.05 of the Disclosure Schedule, and (ii) Purchaser, on behalf of itself, its Affiliates, its Subsidiaries (including the Company Group) and all of their respective successors and assigns (each, a “Purchaser Releasing Party”), irrevocably waives, releases and discharges Seller, its Affiliates, its Subsidiaries (excluding the Company Group) and all of their respective successors and assigns from and against any and all Proceedings, causes of action, obligations or Liabilities of any nature whatsoever, whether now known or unknown, suspected or unsuspected, primary or secondary, direct or indirect, absolute or contingent (collectively, the “Purchaser Claims”), that any Purchaser Releasing Party now has, or at any time had, or shall or may have in the future, in connection with any Purchaser Releasing Party’s direct or indirect ownership or current or historical operation of the Business, or as a counterparty to any Contract with any member of the Company Group, in each case arising with respect to any matter occurring at or prior to the Closing; provided, that the foregoing waiver, release and discharge shall not apply to (A) any Purchaser Claim arising out of or relating to this Agreement (including any of the other provisions of this Article X) or any other Transaction Document, (B) any Purchaser Claim unrelated to the Business or (C) any accounts, arrangements or Contracts set forth in Section 6.04 or Section 6.05 of the Disclosure Schedule.
(c)    All Nonparty Affiliates and Persons released and discharged pursuant to Section 10.05(b) hereof who are not Parties are intended third party beneficiaries of this Section 10.05, as applicable.
ARTICLE XI

MISCELLANEOUS
Section 11.01    Assignment. This Agreement and the rights and obligations hereunder shall not be assignable by any Party (including by operation of Law in connection with a merger, consolidation or sale of all or substantially all of the assets of any Party) without the prior written consent of each other Party; provided, however, that (a) Purchaser may assign its rights, interests or obligations hereunder to an Affiliate of Purchaser; provided, that notwithstanding such assignment Purchaser shall remain responsible for such rights, interests and obligations and (b) upon and after the Closing, Purchaser may assign its rights and interests hereunder to a Financing Source as collateral security for any Debt Financing associated with the Transactions or any refinancing thereof. Any attempted assignment in violation of this Section 11.01 shall be null and void.
Section 11.02    No Third-Party Beneficiaries. Except as expressly provided for in this Agreement (including in Section 6.05(b), Section 5.06, and Article X), this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such assigns, any legal or equitable rights hereunder. Notwithstanding the foregoing, the Financing Sources shall be express third-party beneficiaries of Section 6.02, Section 11.01, this Section 11.02, Section 11.04, Section 11.12 through 11.14, and Section 11.16 (and any related definitions insofar as they affect such Sections), and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections (and definitions).
Section 11.03    Expenses and Fees. Whether or not the Transactions are consummated, and except as otherwise specifically provided in this Agreement (including in Section 1.04, Section 4.03, Section 4.04, Section 5.02, Section 5.05, Section 5.06, Section 5.06(d), Section 6.01, Section 6.02, Section 6.07, Section 6.08, Section 6.09, Section 6.13, Section 8.03 and Section 11.11), all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs or expenses.
Section 11.04    Amendments; Waivers. This Agreement may not be amended, except by an instrument in writing signed by each of the Parties; provided, however, that Sections 6.02, 11.01, 11.02, this Section 11.04, Sections 11.12(d), Section 11.13 (solely to the extent affecting the Financing Sources), the proviso contained in Section 11.14 and Section 11.16 (and any related definitions insofar as they affect such Sections) may not be amended, supplemented, waived or otherwise modified, in each case, without the prior written consent of the Financing Sources. No purported waiver of any right of a Party to enforce any term, condition or other provision of this Agreement shall be enforceable against such Party unless set forth in an instrument in writing signed by such Party, and any such waiver shall be effective only in the specific instance and for the specific and limited purpose for which it was given and shall not be deemed a waiver of any other right under, or provision of, this Agreement or of the same breach or default upon any recurrence thereof. No failure on the part of any Party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.
Section 11.05    Notices. All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been given, made, delivered and received (a) immediately upon delivery by hand, (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (c) immediately upon transmission via e-mail if no automated notice of delivery failure is received by the sender. Such communications must be sent to the relevant Party at the applicable following address (or at such other address for such Party as shall be specified in a notice given in accordance with this Section 11.05):

(a)	if to Purchaser,

c/o Brady Corporation
6555 W. Good Hope Rd.
Milwaukee, WI 53223
	Attention:	Ann Thornton
Brien Christopherson
John Hendricks
Andrew Gorman

with a copy (which shall not constitute notice) to

Foley & Lardner LLP
777 E. Wisconsin Ave.
Milwaukee, WI 53202
	Attention:	Jessica Lochmann
Spencer Moats
(b)	if to Seller,

Honeywell International Inc.
855 South Mint Street
Charlotte, NC 28202
	Attention:	Su Ping Lu
Anne Madden
Jimmy Steinberg
Jake Wasserman

with a copy (which shall not constitute notice) to

Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, IL 60654
	Attention:	Ted M. Frankel, P.C.
Edward E. Brennan

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
	Attention:	Allison M. Wein, P.C.

Section 11.06    Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall,” and vice versa. The word “or” shall be construed to have the same meaning and effect as the inclusive term “and/or”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have their defined meanings when used in the Disclosure Schedule, any Annex, any Exhibit, any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Unless the context requires otherwise, (a) any definition of or reference to any Law, Contract, instrument or other document herein shall be construed as referring to such Law, Contract, instrument or other document as amended, supplemented or otherwise modified from time to time (subject to any restrictions on such amendments, supplements or modifications set forth therein), (b) the words “herein”, “hereto”, “hereby”, “hereof” and “hereunder” and words of similar import shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (c) all references herein to Articles, Sections, Annexes or Exhibits shall be construed to refer to Articles, Sections, Annexes or Exhibits of this Agreement, (d) the headings contained in this Agreement, the Disclosure Schedule, any Annex and any Exhibit are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, the Disclosure Schedule, any Annex or any Exhibit, (e) any reference in this Agreement to words imparting the singular number only shall include the plural and vice versa, (f) if any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be deferred until the next Business Day, (g) any amounts which are expressed in a currency other than U.S. dollars shall be deemed to be converted into U.S. dollars at the applicable USD exchange rate (as reported by Wall Street Journal) on the Business Day prior to date on which such payment is owed or which the applicable calculation is to be made, (h) references to any Seller’s Affiliates after the Closing shall exclude the Company Group and (i) references to Seller having provided to Purchaser or made available to Purchaser or words of similar import with respect to any item provided or made available to Purchaser shall include any item posted by 5:00 p.m. Eastern Time on the Effective Date in the data room titled “Project Panther” maintained by Datasite (the “Data Room”). The Disclosure Schedule and all Annexes and Exhibits are hereby incorporated in and made a part of this Agreement as if set forth in full herein. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. In the event of any conflict or inconsistency between the terms of this Agreement and any other Transaction Document, this Agreement will control.
Section 11.07    Disclosure Schedule. Seller has set forth certain information and other matters in the Disclosure Schedule in a section thereof that corresponds to the Section, or a portion of such Section, to which it relates. Notwithstanding anything herein to the contrary, if the relevance of any item, information or other matter set forth in any section of the Disclosure Schedule to any other section of the Disclosure Schedule is reasonably apparent from the face of such disclosure (and without reference to the underlying materials disclosed thereby), then such item, information or other matter shall be deemed to be disclosed against such other section of the Disclosure Schedule, regardless of whether such item, information or other matter is actually set forth (by cross-reference or otherwise) in such other section of the Disclosure Schedule. The Parties acknowledge and agree that (a) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement, (b) the Disclosure Schedule and the information and other matters contained therein are not intended to broaden or constitute, and shall not be construed as broadening or constituting, representations, warranties or covenants of any Party except as and to the extent provided in this Agreement, (c) disclosure of any item on the Disclosure Schedule shall not constitute or be deemed an admission or indication that such item or matter is material or would have a Company Material Adverse Effect, and shall not imply a measure for materiality for purposes of this Agreement and (d) no disclosure on the Disclosure Schedule relating to a possible breach or violation of any Contract, Order or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.
Section 11.08    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each Party has executed such a counterpart and delivered it to the other Parties. Delivery by a Party of an executed signature page of this Agreement by facsimile, email or other electronic imaging means shall be as effective as delivery by such Party of a manually executed counterpart of this Agreement. No Party shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email as a defense to the formation or enforceability of an agreement and each Party forever waives any such defense.
Section 11.09    Entire Agreement. This Agreement, the other Transaction Documents and the Confidentiality Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.
Section 11.10    Severability. If any provision of this Agreement is held to be invalid, illegal or incapable of being enforced under any applicable Law or public policy, all other provisions of this Agreement, and the application of such invalid, illegal or unenforceable provision to any Person or circumstance other than that with respect to whom or which it was held to be invalid, illegal or unenforceable, shall nonetheless remain in full force and effect so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions are consummated as originally contemplated to the fullest extent possible.
Section 11.11    Specific Performance; Limitation on Liability.
(a)    The Parties acknowledge and agree that (i) irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under this Agreement (including by failing to take such actions as are required of it hereunder to consummate the Transactions) in accordance with the applicable terms and conditions hereof or otherwise breaches any express provisions hereof, (ii) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to pursue an injunction, specific performance and other equitable relief to enforce specifically the terms and provisions hereof, (iii) the ability of any Party to recover damages for any Willful Breach of this Agreement is not intended to and does not adequately compensate Seller, on the one hand, or Purchaser, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief and (iv) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Subject to the other terms of this Section 11.11, the Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by Seller, on the one hand, or Purchaser, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Seller and Purchaser pursuant to this Agreement. Any Party seeking an Order to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (x) by seeking the remedies provided for in this Section 11.11, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement and (y) nothing set forth in this Section 11.11 shall require any Party to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 11.11 prior to, or as a condition to, exercising any termination right under Article VIII (and pursuing any available remedies after such termination), nor shall the commencement of any Proceeding pursuant to this Section 11.11 or anything set forth in this Section 11.11 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.
(b)    Notwithstanding anything to the contrary in this Agreement, the remedies available to the Parties pursuant to this Section 11.11 will be in addition to any other remedy to which they were entitled at law or in equity. The election to pursue an injunction, specific performance or other equitable relief will not restrict, impair or otherwise limit either Party from seeking to collect or collecting the payment of any Reimbursement Obligations or Enforcement Expenses, or from seeking to collect or collecting payment of any Losses related to Fraud or a Willful Breach.
(c)    Without limiting this Section 11.11, if either Purchaser or Seller fails to consummate the Transactions on the day the Closing is required to occur pursuant to Section 1.02, and in order to enforce such Party’s obligations hereunder the other Party commences a Proceeding against such Party that results in a judgment of specific performance requiring such Party to consummate the Transactions, then such Party will reimburse the other Party for all reasonable and documented out-of-pocket fees, costs and expenses (including attorney’s fees and disbursements) incurred by such other Party or its Affiliates in connection with such Proceeding.
Section 11.12    Consent to Jurisdiction.
(a)    Each Party hereby (i) agrees that any Proceeding arising out of, under or relating to this Agreement or any of the Transactions, whether directly or indirectly, or for recognition or enforcement of any judgment rendered in such a Proceeding, will be heard and determined in the Chancery Court of the State of Delaware (and each Party agrees that no such Proceeding relating to this Agreement will be brought by it or any of its Affiliates except in such court), subject to any appeal; provided, that, if the Chancery Court of the State of Delaware lacks subject matter jurisdiction over such a Proceeding, then such Proceeding may be brought in any Delaware state court or any federal court located in the State of Delaware, (ii) irrevocably and unconditionally submits to the exclusive jurisdiction of any such court in any such Proceeding and (iii) agrees not to commence any Proceeding arising out of, under or relating to this Agreement or any of the Transactions in any jurisdiction or courts other than as provided herein.
(b)    Each Party further agrees that service of any process, summons, notice or document by United States registered mail to such Party’s address set forth in Section 11.05 shall be effective service of process on such Party for any Proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 11.12.
(c)    Each Party, on behalf of itself and on behalf of each of its Affiliates, hereby (i) irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or any of the Transactions in any court referenced in Section 11.12(a), (ii) irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees that a final judgment in any such Proceeding brought in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(d)    Notwithstanding the foregoing, each Party, on behalf of itself and on behalf of each of its Affiliates and each of its and their respective Representatives, hereby (i) agrees (on behalf of itself, its Affiliates and the equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of each of them) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the other transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to any Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action described in clause (i) to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.
Section 11.13    WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS (INCLUDING FOR THE AVOIDANCE OF DOUBT ANY FINANCING), WHETHER DIRECTLY OR INDIRECTLY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.
Section 11.14    GOVERNING LAW. THE LAW OF THE STATE OF DELAWARE SHALL GOVERN (A) ALL CLAIMS OR MATTERS RELATED TO OR ARISING FROM THIS AGREEMENT (INCLUDING ANY TORT OR NON-CONTRACTUAL CLAIMS) AND (B) ANY QUESTIONS CONCERNING THE CONSTRUCTION, INTERPRETATION, VALIDITY AND ENFORCEABILITY OF THIS AGREEMENT, AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT, IN EACH CASE WITHOUT GIVING EFFECT TO ANY CHOICE-OF-LAW OR CONFLICT-OF-LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAW OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE; PROVIDED, HOWEVER, THAT NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH PARTY, ON BEHALF OF ITSELF AND ON BEHALF OF EACH OF ITS AFFILIATES AND EACH OF ITS AND THEIR RESPECTIVE REPRESENTATIVES, HEREBY AGREES THAT ANY CLAIM, CONTROVERSY, OR DISPUTE OF ANY KIND OR NATURE (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) AGAINST A FINANCING SOURCE THAT IS IN ANY WAY RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO ANY FINANCING, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

Section 11.15    Conflicts. Recognizing that each of Kirkland & Ellis LLP, Baker & McKenzie LLP, and Womble Bond Dickinson (US) LLP (each, “Seller’s Legal Counsel”) has acted as legal counsel to Seller, its Affiliates and the Company Group prior to the Closing, and that Seller’s Legal Counsel intends to act as legal counsel to Seller and its Affiliates (which will no longer include the Company Group) after the Closing, Purchaser hereby waives, and agrees to cause its Affiliates (including the Company Entities following the Closing) to waive, any conflicts that may arise in connection with Seller’s Legal Counsel representing Seller or its Affiliates after the Closing as such representation may relate to the Transactions. In addition, Purchaser agrees that all attorney client work product and all communications prior to the Closing among any of Seller’s Legal Counsel and Seller, its Affiliates or the Company Group in connection with the negotiation, preparation, execution, delivery or consummation of the Transactions or similar transactions by Seller or its Affiliates with other Persons (collectively, the “Protected Information”) shall belong to Seller and may be controlled by Seller and shall not pass to or be claimed by Purchaser or the Company Group, and the attorney-client privilege, the expectation of client confidence, all attorney work product protections and all similar protections shall apply to the Protected Information and none of Seller, its Affiliates or the Company Group is waiving any such protections. The Protected Information shall be the property of Seller, and from and after the Closing, none of the Company Group or any Person purporting to act on behalf of or through the Company Group, will seek to obtain such communications or work product, whether by seeking a waiver of the attorney-client privilege or work product protection or through other means. The Protected Information may be used by Seller or any of its Affiliates in connection with any dispute that relates in any way to the Transactions and the Company Group and Purchaser shall have no right to use or rely on the Protected Information. Further, the Company Group shall not have the right to access any Protected Information, or the files of any of Seller’s Legal Counsel relating to its engagement in connection with the negotiation, preparation, execution, delivery or consummation of the Transactions or similar transactions by Seller or its Affiliates with other Persons, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (a) Seller and its Affiliates (and not the Company Group) shall be the sole holders of the attorney-client privilege or similar protections with respect to such engagement, and the Company Group shall not be a holder thereof, (b) to the extent that files of any of Seller’s Legal Counsel in respect of such engagement constitute property of the client, only Seller and its Affiliates (and not the Company Group) shall hold such property rights and (c) each of Seller’s Legal Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company Group by reason of any attorney-client relationship between such Seller’s Legal Counsel and the Company Group or otherwise. Each Party to this Agreement agrees, on its own behalf and on behalf of its Affiliates and Representatives, that Foley & Lardner LLP and the international legal counsel representing Purchaser in relation to the transactions contemplated by this Agreement may serve as counsel to Purchaser in connection with the negotiation, preparation, execution and delivery of the Transaction Documents and the consummation of the Transactions, and that, following consummation of the Transactions, Foley & Lardner LLP and the international legal counsel referred to above (or any successor) may serve as counsel to Purchaser, or any Affiliate or Representative thereof (including the Company Group), in connection with any litigation, claim or obligation arising out of or relating to the Transactions and the Transaction Documents and each Party consents thereto and waives any conflict of interest arising therefrom, and each Party shall cause its Affiliates and Representatives to consent to waive any conflict of interest arising from such representation. Notwithstanding the foregoing, in the event of any Proceeding between Purchaser or any member of the Company Group, on the one hand, and any Person other than Seller or any of its Affiliates, on the other hand, Purchaser and the Company Group shall be entitled to assert the attorney-client privilege and work product protection with respect to the Protected Information to prevent disclosure thereof to such Person, and neither Purchaser nor the Company Group shall waive such privilege or protection without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).
Section 11.16    No Recourse to Financing Sources. Notwithstanding any provision of this Agreement to the contrary, Seller, on behalf of itself and on behalf of each of its Affiliates and each of its and their respective Representatives, hereby (a) waives any and all rights or claims against the Financing Sources and their Affiliates in connection with this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, contract, tort or otherwise, (b) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any proceeding or legal or equitable action against any Financing Source or their Affiliates in connection with this Agreement, the Debt Financing or, as applicable, or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (c) agrees that no Financing Source or any of their Affiliates shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder. For the avoidance of doubt, nothing in this Section 11.16 shall limit the rights of the Company Group after Closing against the Financing Sources under this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder.
Section 11.17    Guarantee.
(a)    To induce Seller to enter into this Agreement, Purchaser Parent hereby absolutely, unconditionally and irrevocably guarantees to Seller and its Affiliates, and permitted successors and assigns the full, punctual and complete payment and performance by Purchaser of all of the obligations of Purchaser contained in this Agreement when due (the “Purchaser Obligations”). Purchaser Parent hereby acknowledges and agrees that, without any notice to, further assent by, or loss of any right against Purchaser Parent, and without in any way affecting or releasing the liability of Purchaser Parent hereunder, Seller may at any time agree with Purchaser to renew, extend, modify, compromise, settle or release any Purchaser Obligation in whole or in part. Purchaser Parent (i) waives any and all notice of the renewal, extension, modification or accrual of any Purchaser Obligations or acceptance of this guarantee, (ii) waives all suretyship defenses generally in connection with the performance of the Purchaser Obligations under this Agreement, and (iii) waives and agrees not to assert any defense with respect to this guarantee (other than a defense of payment or performance in full); provided, that, notwithstanding the foregoing, Purchaser Parent shall be entitled to assert any defense available to Purchaser under this Agreement (other than defenses arising from the bankruptcy, insolvency or similar proceeding of Purchaser and other than the suretyship defenses expressly waived in this Section 11.17). This guarantee shall be a continuing, absolute, irrevocable and unconditional guarantee of payment and performance, and not merely of collection, and is in no way conditioned or contingent upon any attempt to collect from Purchaser or any other party liable for any Purchaser Obligations, or enforce performance by Purchaser or such other party, or on any other condition or contingency. Notwithstanding the foregoing, Purchaser Parent’s liability hereunder shall not exceed the liability of Purchaser under this Agreement, including all applicable limitations, exclusions, defenses and other provisions hereof. This guarantee shall remain in full force and effect until the full satisfaction of all the Purchaser Obligations.
(b)    Purchaser Parent agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure or delay of Seller to assert any claim or demand or to enforce any right or remedy against Purchaser or any other Person now or hereafter liable with respect to the Purchaser Obligations or otherwise interested in the transactions contemplated by this Agreement or any other Transaction Document; (ii) any change in the time, place, or manner of payment or performance of any of the Purchaser Obligations or any rescission, waiver, compromise, consolidation, or other amendment or modification of any of the terms or provisions of this Agreement or any other Transaction Document; (iii) the addition, substitution, or release of any entity or other Person interested in the transactions contemplated by this Agreement or any other Transaction Document; (iv) any change in the corporate existence, structure, or ownership of Purchaser or any other Person now or hereafter liable with respect to the Purchaser Obligations or otherwise interested in the transactions contemplated by this Agreement or any other Transaction Document; (v) any insolvency, bankruptcy, reorganization, or other similar proceeding affecting Purchaser or any other Person now or hereafter liable with respect to the Purchaser Obligations or otherwise interested in the transactions contemplated by this Agreement or any other Transaction Document; (vi) the adequacy of any means Seller may have of obtaining payment of the Purchaser Obligations; (vii) the existence of any claim, set-off or other right that Purchaser Parent may have at any time against Purchaser or Seller or any of their respective Affiliates, whether in connection with any of the Purchaser Obligations or otherwise; or (viii) any other act or omission that may in any manner or to any extent vary the risk of Purchaser Parent or otherwise operate as a discharge of Purchaser Parent as a matter of law or equity (other than as a result of payment or performance of all of the Purchaser Obligations in accordance with the terms of this Agreement); provided, however, that nothing in this Section 11.17 shall limit Purchaser Parent’s right to assert any defense expressly preserved pursuant to Section 11.17(a).
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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

HONEYWELL INTERNATIONAL INC.

By:	/s/ JAMES STEINBERG
Name: James Steinberg
Title: Senior Vice President, Global Head of M&A and Corporate Development

BRADY WORLDWIDE INC.

By:	/s/ ANN E. THORNTON
Name: Ann E. Thornton
Title: Vice President and Treasurer

BRADY CORPORATION

By:	/s/ ANN E. THORNTON
Name: Ann E. Thornton
Title: Chief Financial Officer, Chief Accounting Officer and Treasurer

ANNEX A

DEFINITIONS
“$” means lawful money of the United States of America.
“Accounting Principles” means the accounting practices, policies, procedures and methodologies as set forth in Annex B.
“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly, through one or more intermediaries, controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct, or cause direction of, the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For the avoidance of doubt, each member of the Company Group shall be an Affiliate of Seller prior to the Closing and shall be an Affiliate of Purchaser from and after the Closing.
“Base Purchase Price” means $1,400,000,000.
“Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other plan, program, policy, or Contract providing for employment, severance or retention benefits, profit-sharing, bonuses, stock options, stock appreciation, stock purchase or other stock-related rights, incentive or deferred compensation, change-in-control benefits, paid time off benefits, health or medical benefits, dental benefits, disability benefits, post-employment benefits, retirement benefits, or any other type of benefits or compensation, in each case, (a) that is sponsored or maintained by Seller or any of its Affiliates, or to which Seller or its Affiliates make contributions or are required to make contributions, for the benefit of any Business Employee or Former Business Employee or (b) to which Seller or any of its Affiliates have any Liability on account of any Business Employee or Former Business Employee; excluding any Multiemployer Plan and any plan, program or arrangement sponsored or maintained by a Governmental Entity.
“Best Efforts Jurisdictions” means the countries set forth on Section A-5 of the Disclosure Schedule.
“Business” means the business of (a) designing, developing, manufacturing, selling, licensing, offering for sale or license, marketing, repairing, managing and supporting mobile or portable devices, scan engines and accessories thereto, and related software used on such devices, for productivity, voice driven workflow execution, data capture, applications involving two-dimensional barcode scanning, reading and printing of RFID labels, and product or inventory management purposes, including mobile computers, barcode scanners, industrial printers, and voice automated solutions, in each case, (i) for use in the retail, manufacturing, transportation, healthcare, logistics and warehousing end-markets and (ii) as such business is conducted by Seller’s and its Subsidiaries’ “Productivity Solution and Services” business as of the Effective Date and (b) designing, developing, manufacturing, selling, licensing, offering for sale or license, marketing and supporting Software that provides visibility and tracking of products throughout the supply chains of various industries, in each case, as such business is conducted by Seller’s and its Subsidiaries’ “Connected Logistics” business as of the Effective Date, in the case of each of clauses (a) and (b), excluding the Excluded Assets. For the avoidance of doubt, the “Business” does not include gas detection products, software or solutions as offered by Seller’s and its Subsidiaries’ “Industrial Automation” business.
“Business Assets” has the meaning set forth in the Global Separation Agreement.
“Business Benefit Plan” means any Benefit Plan (or portion thereof) (a) sponsored or maintained by any member of the Company Group, or (b) under or with respect to which the Business or any member of the Company Group will have Liability following the Closing, by operation of Law or otherwise, including requirements related to the method of employee transfer.
“Business Data” means all confidential data, information and data compilations, including Personal Data, contained in the Business IT Systems or any databases of the members of the Company Group or, to the extent related to the Business, Seller and any of its Affiliates (other than the Company Group).
“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York or the City of Charlotte, North Carolina are required or authorized by Law to be closed.
“Business Employee” means (i) each employee of the Company Group, whether or not actively employed, who spends 50% or more of their working time providing services to the Business, (ii) each employee of Seller or one of its Affiliates (other than the Company Group) who spends 50% or more of their working time providing services to the Business and (iii) each employee listed in Section A-1 of the Disclosure Schedule. Business Employee excludes any employee of Seller or its Affiliates (other than the Company Group) that is on long-term disability leave as of the date that the Company Internal Reorganization is completed.
“Business Intellectual Property” means the Intellectual Property owned, or purported to be owned, by the Company Group (or that will be owned by the Company Group as of the Closing, after giving effect to the Company Internal Reorganization), including as set forth on Section A-3 of the Disclosure Schedule; provided that, notwithstanding the foregoing, the Business Intellectual Property excludes the Excluded Assets and the Seller Names and Marks.
“Business IT Systems” means all software, computer hardware, servers, networks, websites, application, databases, platforms, peripherals, and similar or related items of automated, computerized or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data and video) owned, leased, or licensed (including through cloud-based or other third-party service providers) by the Company Group or, to the extent used in the Business, Seller or any of its Affiliates (other than the Company Group).

“Business Liabilities” means all obligations and Liabilities to the extent arising out of, or relating to, the Business (including the ownership or operation thereof), whether any such Liability arises before or after the Closing, is known or unknown or is contingent or accrued; provided that no obligations or Liabilities to the extent arising out of, or relating to, the Excluded Assets shall constitute Business Liabilities. For the avoidance of doubt, Business Liabilities shall (a) include all obligations of the type included in the calculation of Debt and Working Capital of the Company Group to the extent such obligations are specifically included (on a dollar-for-dollar basis) in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04, and (b) exclude all Seller Liabilities.
“Business-Owned Software” means all Software (a) owned, or purported to be owned, by any member of the Company Group (or that will be owned by the Company Group as of the Closing after giving effect to the Company Internal Reorganization) or (b) developed by or on behalf of any member of the Company Group or, to the extent related to the Business, Seller or any of its Subsidiaries (other than the Company Group), in each case, including proprietary software applications set forth in Section A-3 of the Disclosure Schedule; provided that, notwithstanding the foregoing, the Business-Owned Software excludes the Excluded Assets.
“Business Registered Intellectual Property” means all Business Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Entity or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.
“Cash” means, as of any time of determination, and without duplication of any component, an amount equal to (a) the aggregate amount of cash and cash equivalents, marketable securities and short-term investments of the Company Group, in each case, convertible into cash within 90 days, plus (b) the aggregate amount of checks, wire transfers and drafts deposited for the account of the Company Group (to the extent such amounts to be paid by such checks and drafts have reduced accounts receivable), minus (c) the aggregate amount of uncleared checks, wire transfers and drafts issued by the Company Group (to the extent such amounts to be paid by such checks, wire transfers and drafts have reduced accounts payable), minus (d) the aggregate amount of all Restricted Cash, in each case, determined and calculated in accordance with this Agreement and the Accounting Principles. For the avoidance of doubt, Cash (x) shall not include any item included in the calculation of Working Capital and (y) shall be reduced for any Cash used following the applicable Measurement Time and prior to the Closing to repay any Debt or pay any Unpaid Company Transaction Expenses, in either case, unless the calculation of Debt or Unpaid Company Transaction Expenses has not been reduced by the amount of such Cash payment.
“Closing Date Purchase Price” means the Purchase Price calculated using the estimates included in the Estimated Statement.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Entities” means (a) each Person set forth on Part I of Section A-6 of the Disclosure Schedule and (b) each Person that, after giving effect to the Company Internal Reorganization (as may be modified pursuant to Section 4.04), will be a direct Subsidiary of the applicable Seller Entity whose Purchased Equity is being transferred to Purchaser at the Closing (including any entity formed in connection with the Company Internal Reorganization for the purpose of holding, directly or indirectly, the Business or any Company Subsidiary).
“Company Group” means the Company Entities and the Company Subsidiaries.
“Company Internal Reorganization” means the transactions set forth in Annex D.
“Company Material Adverse Effect” means any circumstance, change, development, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, Liabilities condition (financial or otherwise) or results of operations of the Business, taken as a whole; provided, however, that “Company Material Adverse Effect” shall exclude any such circumstance, change, development, effect, event or occurrence resulting from (i) any change, effect, event or occurrence in the credit, financial or capital markets or the economy in general, including changes in interest or exchange rates, (ii) any change, effect, event or occurrence in regulatory, legislative or political conditions, (iii) any change, effect, event or occurrence in or under applicable Law or applicable accounting regulations or principles, including GAAP, or the interpretation or enforcement of any of the foregoing, in each case, following the date hereof, (iv) any change, effect, event or occurrence in general in any of the industries or geographic areas in which the Company Group operates (including any supply shortages), (v) the execution and delivery of this Agreement or any other Transaction Document, the consummation of the Transactions contemplated hereby or thereby, any action or inaction by Purchaser or its Affiliates (other than as expressly required by this Agreement or any of the other Transaction Documents or specifically consented to or specifically requested by Seller in writing), or any announcement or other publicity with respect to any of the foregoing (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, labor unions or regulators), (vi) any act or threat of terrorism, sabotage, cybercrime, cyberterrorism, ransomware attack, cyberattack, military action or war (whether or not declared) or any escalation or worsening of the foregoing, any hurricane, flood, tornado, earthquake or natural disaster, or any other acts of God related to changes in climate, whether or not caused by any Person, or any national or international calamity or crisis, (vii) any epidemic, pandemic, plague, outbreak of illness or public health event, (viii) any action or inaction by Seller, the Company Group or any of their respective Affiliates, which action or inaction expressly is required by this Agreement or is specifically consented to or specifically requested by Purchaser in writing, (ix) any failure of the Company Group to meet any internal or external projection, estimate, budget, prediction, plan, milestone or forecast with respect to the Business (provided that the underlying cause thereof may be considered and taken into account to the extent such underlying cause is not otherwise excluded from the definition of Company Material Adverse Effect), or (x) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity, except, in the case of each of clauses (i), (ii), (iii), (iv), (vi), (vii) and (x), to the extent that the Company Group is disproportionately affected thereby as compared to other participants in the industry in which the Company Group operates, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.
“Company Subsidiaries” means (a) as of the Effective Date, each direct or indirect Subsidiary of a Company Entity and (b) as of immediately prior to and at the Closing and after giving effect to the Company Internal Reorganization (as may be modified pursuant to Section 4.04), each direct or indirect Subsidiary of a Company Entity.
“Competition Laws” means any U.S. and non-U.S. federal, state, provincial or other Law, Order or administrative or judicial doctrine that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and the Federal Trade Commission Act of 1914, in each case, as amended.
“Confidentiality Agreement” means the confidentiality agreement entered into by Honeywell International Inc. and Brady Worldwide, Inc. as of November 3, 2025.
“Consolidated Tax Return” means any Tax Return of the Seller Tax Group with respect to any U.S. federal, state or local or non-U.S. Taxes (including income taxes) that are paid on an affiliated, consolidated, combined, unitary or similar group basis.
“Contract” means any agreement, contract, lease, sublease, license, sublicense, indenture, mortgage, deed of trust or other commitment or arrangement, in each case, that is legally binding.
“Credit Support Guarantee” means any guarantee, covenant, indemnity, banker’s acceptance, surety bond, letter of credit, comfort letter or similar assurance of credit support.
“Current Government Contract” means any Government Contract that is active, open, subject to an open audit period.
“Data Protection Law” means , to the extent relating to the privacy, security, collection, Processing or protection of Personal Data, all (a) applicable Laws and regulations issued by any Governmental Entity thereunder, including: CAN-SPAM Act (15 U.S.C. § 7701, et seq.), the Telephone Consumer Protection Act (47 U.S.C. § 227), the Telemarketing and Consumer Fraud and Abuse Prevention Act (15 U.S.C. § 6101, et seq.), Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure and security of Personal Information (15 U.S.C. § 45), the Health Insurance Portability and Accountability Act of 1996, P.L. 104-191, as amended by the federal Health Information Technology for Economic and Clinical Health Act and the rules and the implementing regulations promulgated thereunder, state data breach notification Laws, state consumer protection Laws, state consumer privacy laws including the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (Cal. Civ. Code § 1798.100, et seq.), the Department of Justice Bulk Data

Rule (28 C.F.R. Part 202), international data protection laws including the European General Data Protection Regulation (Regulation (EU) 2016/679), the European Cyber Resilience Act (EU) 2024/2847, the United Kingdom General Data Protection Regulation (EU) 2016/697, the United Kingdom Data Protection Act 2018 and the Privacy and Electronic Communications Directive (European Directive 2002/58/EC), the Cybersecurity Law of the People’s Republic of China, the Data Security Law of the People’s Republic of China, and the Personal Information Protection Law of the People’s Republic of China, including any local implementation of such data protection Laws, each as may be amended, replaced or superseded from time to time; and (b) mandatory and binding industry guidelines (whether statutory or non-statutory) issued by relevant supervisory authority relating to data protection, privacy or security.
“Debt” means, as of any time of determination, without duplication of any component, and to the extent outstanding as of the Measurement Time, an amount equal to the sum of (a) the aggregate amount of principal and accrued or unpaid interest, and other payment obligations (including prepayment penalties, premiums, early termination fees, breakage costs and other costs and expenses triggered upon repayment thereof) of the Company Group, or, to the extent constituting a Business Liability of Seller or any of its Affiliates (other than the Company Group) (i) for borrowed money, (ii) evidenced by notes, debentures, financing bonds, debt securities or other similar instruments, or (iii) evidenced by letters of credit, performance bonds, surety bonds, banker’s acceptances or similar instruments or facilities, in each case, to the extent drawn upon, (b) the net amount (which may be positive or negative) required to settle any interest rate, currency, swap or other hedging arrangements of the Company Group that are assumed by Purchaser or remain obligations of the Company Group as of immediately following the Closing, in each case, as valued assuming the obligation is terminated or settled at such time (which amount, for the avoidance of doubt, shall reduce Debt if in an asset position), (c) the Income Tax Amount, (d) all liabilities of the Company Group, or, to the extent constituting a Business Liability, Seller or any of its Affiliates (other than the Company Group) in respect of finance leases determined in accordance with the Accounting Principles, (e) all obligations of the Company Group or, to the extent constituting a Business Liability, Seller or any of its Affiliates (other than the Company Group) for the deferred purchase price of property or services, including any deferred pay-out or earn-out obligation (but excluding all trade payables or accruals incurred in the ordinary course of business and specifically included (on a dollar-for-dollar basis) in Working Capital in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04), in each case, to the extent earned and determined in accordance with the Accounting Principles, (f) all outstanding and unpaid severance of the Company Group or, to the extent constituting a Business Liability, Seller or any of its Affiliates (other than the Company Group) in respect of any former employee, officer, director or other individual service provider of the Company Group or the Business (calculated as if all such amounts were paid on the Closing Date), together with the employer portion of any Taxes due with respect to any such payments, but only to the extent that such payroll Taxes would not otherwise be paid in the ordinary course of business in connection with the payment of a person’s compensation, severance or other applicable payments throughout the year of the Closing (payroll Taxes as so calculated, the “Employer Taxes”), (g) any declared and unpaid dividends or other distributions owed by any member of the Company Group to Seller or any of its Affiliates (other than any member of the Company Group), (h) all obligations (other than the current liabilities to the extent specifically included (on a dollar-for-dollar basis) in Working Capital in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04) under any unfunded or underfunded defined benefit retirement plan that is a Benefit Plan, including the Employer Taxes actually payable with respect to any such payments, in each case, with respect to which any member of the Company Group will or would reasonably be expected to have Liability following the Closing, by operation of Law or otherwise, relating to pre-Closing periods (which for the avoidance of doubt, will be net of any plan assets and which shall reduce Debt if in an asset position), in each case, determined in accordance with the Accounting Principles, and (i) all obligations of the Company Group or, to the extent constituting a Business Liability, Seller or any of its Affiliates (other than the Company Group) in respect of guarantees of obligations of any other Person of the types described in the foregoing clauses (a) through (h); provided, that in no event shall Debt include lease payment obligations under any operating lease or real estate lease that is not a finance lease classified as such in accordance with the Accounting Principles. For the avoidance of doubt, Debt shall not include any amount specifically included (on a dollar-for-dollar basis) in Working Capital or Unpaid Company Transaction Expenses in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04.
“Disclosure Schedule” means the disclosure schedule attached hereto and incorporated herein.
“Enforcement Expenses” means any fees, costs and expenses (including legal, accounting and consulting fees and disbursements) incurred by a Party in connection with any Proceeding brought pursuant to Section 11.11.
“Environmental Law” means any Law, Order or binding agreement with any Governmental Entity in effect as of or prior to the Closing Date: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, (to the extent related to exposure to Hazardous Materials) human health or safety or the environment (including ambient or indoor air, soil, surface water or groundwater or subsurface strata); (b) concerning the exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, transportation, processing, production, disposal, remediation or Release of any Hazardous Materials; or the registration, reporting, recycling, reuse, disposal, funding or end-of-life management of products or product packaging placed into commerce; (c) the disclosure, reporting, assessment, risk mitigation or other compliance measures relating to environmental, social or governance (“ESG”) matters associated with products, packaging, supply chains or business operations; and (d) the restriction or prohibition of intentionally-added substances (including Hazardous Materials), to the extent such laws impose warning, reporting, financial responsibility or product compliance obligations. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976,

as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act of 1910, as amended, 7 U.S.C. §§ 136 et seq.; the Oil Pollution Act of 1990, as amended, 33 U.S.C. §§§ 2701 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“Environmental Permit” means any Permit, and all amendments and modifications thereto, required under or issued, granted, given or authorized by or made pursuant to any applicable Environmental Law.
“Equity Interests” means (a) stock, shares, membership units and interests, limited liability company interests or partnership interests or local equivalent, as applicable, (b) any security directly or indirectly convertible into or exchangeable or exercisable for any security described in the foregoing clause (a) or security containing any profit participation features, (c) any security with equity features or that are derivative of, or provide economic benefits based on, directly or indirectly, the value or price of, any security described in the foregoing clauses (a) through (b), (d) any stock appreciation rights, phantom stock rights or other similar rights and (e) any warrants, commitments, rights or options, directly or indirectly, to subscribe for or purchase any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“Evaluation Material” has the meaning ascribed to such term in the Confidentiality Agreement.
“Excluded Assets” means the properties and assets of Seller and its Affiliates set forth or described in Section A-2 of the Disclosure Schedule, which property is not to be transferred to Purchaser or its Subsidiaries hereunder or pursuant to the Company Internal Reorganization or any other Transaction Document.
“FAR” means the Federal Acquisition Regulation codified at Title 48 of the Code of Federal Regulations, any other applicable agency supplements to the FAR, including the Department of Defense FAR Supplement and the United States Postal Service Supplying Principles and Practices. References herein to the “FAR” shall also include references to the Revolutionary FAR Overhaul available at www.acquisition.gov and any and all agency deviations implementing same.
“Final Purchase Price” means the Purchase Price as finally determined in accordance with Section 1.04.
“Financing Sources” means the Lenders, together with their Affiliates and Representatives involved in the Debt Financing and their successors and assigns.

“Foreign Interests” means the Purchased Equity of each Company Entity not incorporated, formed or organized in a U.S. jurisdiction which shall be transferred to Purchaser or its designated Affiliate at the Closing or a Deferred Closing in accordance with the Foreign Transfer Agreements and Section 6.14.
“Foreign Investment Law” means any U.S. and non-U.S. federal, state, provincial, national, multi-jurisdictional or other Law, Order or administrative or judicial doctrine that is designed or intended to prohibit, restrict or regulate actions by Persons to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, for any reason, including national security, public order, state security or other policy, including so-called “foreign direct investment” Laws.
“Foreign Transfer Agreements” means such agreements, powers of attorney, transfers, conveyances and other documents, in the form required pursuant to the relevant local Law and otherwise as may be reasonably agreed between Seller and Purchaser between the Effective Date and the Closing, to implement the transfer of the Foreign Interests on the Closing.
“Former Business Employee” means any former employee of any member of the Company Group or, to the extent the former employee spent 50% or more of their working time providing services to the Business, Seller or any of its Affiliates (other than the Company Group).
“Fraud” means an actual and intentional fraud committed by an applicable Party in the making of the representations and warranties set forth in Article II or Article III or the certificates to be delivered pursuant to Section 7.01(a)(iii) or Section 7.02(a)(iii). For the avoidance of doubt, Fraud does not include equitable fraud, promissory fraud, unfair dealings fraud, unjust enrichment or any torts based on constructive knowledge, negligence or recklessness.
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“GILTI” means the tax on global intangible low taxed income or net CFC tested income, as applicable, imposed on a United States shareholder of a controlled foreign corporation pursuant to Sections 951A and 951(a)(1)(B) of the Code.
“Government Bid” means any bid, offer, proposal or response to a solicitation, request for proposal or request for quotation which, if accepted or awarded, would result in the establishment of a Government Contract.
“Government Contract” means any material Contract, including any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture agreement, basic ordering agreement, other transaction agreement, grant, cooperative agreement, cooperative research and development agreement, pricing agreement, letter contract, purchase order, delivery order, task order, release or other contractual agreement of any kind, as modified by binding modification or change orders, entered into between any member of the Company

Group or, to the extent related to the Business, Seller or any of its Affiliates (other than the Company Group) and: (a) any Governmental Entity (acting on its own behalf or on behalf of another country or international organization); (b) any prime contractor of any Governmental Entity; or (c) any higher-tier subcontractor in support of any Contract of a type described in clauses (a) or (b) above. For purposes of clarity, a task order, purchase order, delivery order or release issued pursuant to a Government Contract shall be considered a part of the Government Contract to which it relates.
“Governmental Entity” means any supranational, federal, national, state, provincial or local (a) government (whether legislative, executive or judiciary) or any division, subdivision, agency, independent agency, regulatory or administrative authority, commission or instrumentality thereof, (b) arbitration tribunal or (c) court.
“Hazardous Material” means (a) any material, substance, chemical, product, derivative, compound, mixture, solid, liquid, vapor, mineral, gas, particulate matter, or waste, in each case, whether naturally occurring or manmade, that is regulated by any Governmental Entity as an environmental pollutant or otherwise poses a material health risk to human health or a material threat to the environment or natural resources including any material or substance that is defined or regulated as “hazardous,” “acutely hazardous,” “polluting,” “hazardous waste” “hazardous substance,” “extremely hazardous waste,” “solid waste,” “toxic,” or words of similar import or regulatory effect under any Environmental Law and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, lead or lead-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances and asbestos.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Income Tax” means any Tax imposed on or measured by net income, including any franchise Tax or gross receipts Tax imposed in lieu of an income tax and measured by net income, gross income or gross receipts.
“Income Tax Amount” means, without duplication, an amount, determined on a jurisdiction-by-jurisdiction basis (with no netting or offset of amounts between jurisdictions or entities and in no event less than zero in any jurisdiction or with respect to any member of the Company Group), equal to (a) the unpaid Income Taxes (including GILTI) of the Company Group for the taxable period (or portion thereof) ending on and including the Closing Date or the immediately preceding tax period (including (i) any Income Taxes resulting directly from the Company Internal Reorganization, (ii) any Income Taxes resulting from the settlement of intercompany accounts pursuant to Section 6.04, and (iii) any Income Taxes resulting from GILTI or Subpart F income imposed pursuant to Section 951 or Section 951A of the Code (or any corresponding provision of state, local or non-U.S. Law), in each case, attributable to a Pre-Closing Tax Period), minus (b) any refunds, credits or overpayments of Income Taxes to which the Company Group would be entitled with respect to a Pre-Closing Tax Period taking into account the transactions contemplated by this Agreement and items of deduction or loss attributable to the Pre-Closing Tax Period, but in each case only to the extent (x) such items of deduction or loss satisfy the MLTN Standard and (y) such refunds, credits or overpayments are actually available to offset such Taxes in the applicable jurisdiction. The Income Tax Amount shall be determined (A) based on the Company Group’s historical practices and procedures (including any elections, methods of accounting, and other filing positions), (B) only in jurisdictions where the Company Group or, with respect to the Business, Seller or any of its Affiliates (other than the Company Group) has historically filed Income Tax Returns or commenced operations after December 31, 2024, (C) by taking all Transaction Tax Deductions to the maximum extent permitted by applicable Law (applying the MLTN Standard) into account in Pre-Closing Tax Periods, (D) by excluding any reserves for contingent or uncertain Income Tax positions, (E) by taking into account all Income Tax payments made by (or credits received in lieu thereof) the Company Group prior to the Closing only to the extent such payments were actually made and such credits were actually available to offset such Income Taxes, (F) by excluding any Income Taxes attributable to transactions outside the ordinary course of business executed at the direction of Purchaser or with respect to Purchaser financing, (G) by excluding any Income Taxes attributable to transactions occurring outside the ordinary course of business on the Closing Date and after the time of the Closing, (H) by applying the principles of Section 6.12(e) in the case of any Straddle Period, (I) without regard to any Tax elections made or actions taken after the Closing (other than by Seller or any of its Affiliates) that have the effect of accelerating income or Taxes or deferring deductions with respect to a taxable period (or portion thereof) ending on or before the Closing Date, and (J) by excluding any Income Taxes attributable to any deferred revenue that is recognized for Income Tax purposes after the Closing Date. Notwithstanding anything to the contrary, the “Income Tax Amount” shall not include any Taxes reflected on any Consolidated Tax Return.
“Income Tax Return” means a Tax Return that is filed with respect to Income Taxes.
“Intellectual Property” means, collectively, any and all intellectual property rights and assets in any jurisdiction throughout the world, including any and all: (i) patents and patent applications, statutory invention registrations, registered designs and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, renewals and reexaminations in connection therewith (“Patents”); (ii) trademarks, service marks, brand names, logos, slogans, trade names, trade dress, corporate names and other indicia of origin and source identifiers, together with any applications for registration, registrations and renewals of and the goodwill associated with, any of the foregoing (collectively, the “Marks”); (iii) Internet domain names and social media handles; (iv) copyrights and copyrightable works of authorship, including copyrights in software, together with any applications for registration, registrations and renewals of any of the foregoing; (v) trade secrets, know-how and other confidential and proprietary business information (including inventions, formulae, processes, databases, data, specifications, business information, technical information, methods and technology) (collectively, the “Trade Secrets”); and (vi) all other registered and unregistered intellectual property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing.

“Intellectual Property License Agreement” means the license agreement relating to certain Business Intellectual Property to be entered into by Seller and certain members of the Company Group, in substantially the form of Exhibit B to this Agreement.
“Inventory” means all raw materials, work-in-process, parts, spare parts, packaging materials, labels, supplies, finished goods (including in transit, on consignment or in the possession of any third party) and other inventories.
“Knowledge of Seller” means the actual knowledge of any of David Barker, Michael Stark, Taylor Smith or Georgina Lamb, after reasonable inquiry of each such individual’s direct reports.
“Law” means any law, statute, code, Order, legally binding rule, judgment, constitution, treaty, ordinance, regulation or other requirement promulgated by any Governmental Entity.
“Lenders” means the Persons that have committed to provide the Debt Financing pursuant to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with each other Person that commits to provide or otherwise provides the Debt Financing in accordance with this Agreement.
“Liabilities” means all liabilities, obligations and commitments of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, liquidated or unliquidated, known or unknown, whether or not accrued, including any guarantee thereof.
“Lien” means any mortgage, deed of trust, lien, hypothecation, security interest, pledge, claim, demand, charge or other encumbrance or restriction of similar nature.
“Losses” means all losses, Liabilities, claims, damages, judgments, settlements, fines, penalties, interest, fees, costs and expenses (including reasonable and documented out-of-pocket legal fees and expenses).
“Lower Target Working Capital” means $(208,400,000).
“Make-Whole Amount” means, for each U.S. Transferred Employee, the amount equal to the employer contribution lost for the period between the Closing Date and the date that the Purchaser 401(k) Plan is adopted and effective. Such amount shall be calculated using the matching contribution rate used under the Seller qualified 401(k) plan as of the Closing Date and such Transferred Employee’s deferral rate under the Seller qualified 401(k) plan as of the Closing Date.
“Mandatory Jurisdictions” means the countries set forth on Section A-7 of the Disclosure Schedule.
“Marks” has the meaning set forth in the definition of “Intellectual Property” in this Annex A.

“Material Customers” means the 15 largest customers of the Business, taken as a whole, in terms of revenue generated from each such customer during the 12-month period ended December 31, 2025.
“Material Suppliers” means the 15 largest direct vendors, suppliers or service providers of the Business, taken as a whole, in terms of purchases from or payments to (by value) such vendors in connection with the Business during the 12-month period ended December 31, 2025.
“Measurement Time” means (a) with respect to any Closing Date that is not an Accounting Period End Closing Date, (i) for purposes of determining Cash and Working Capital held in any jurisdiction, 11:59 P.M., local time, in such jurisdiction on the day immediately preceding the Closing Date and (ii) for purposes of determining Debt and Unpaid Company Transaction Expenses, as of immediately prior to the Closing and (b) with respect to any Closing Date that is an Accounting Period End Closing Date, (i) for purposes of determining Cash and Working Capital held in any jurisdiction, 11:59 P.M., local time, in such jurisdiction on the last day of Seller’s fiscal month immediately preceding the Closing Date and (ii) for purposes of determining Debt and Unpaid Company Transaction Expenses, as of immediately prior to the Closing.
“MLTN Standard” means a reporting standard of “more likely than not” (or higher).
“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.
“OFAC” has the meaning set forth in the definition of “Sanctioned Person” in this Annex A.
“Open Source Materials” means all Software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms, such as or pursuant to any license identified as an “open source license” as currently promulgated by the Open Source Initiative (www.opensource.org/licenses) or the free software definition (as currently promulgated by the Free Software Foundation) or any substantially similar license, including any license that requires, as a condition of use, modification or distribution of Software, that such Software, or modifications or derivative works thereof: (a) be made available or distributed in source code form; or (b) be licensed for the purposes of preparing derivative works or distribution at no fee (including, for illustrative purposes, the Eclipse Public License, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), MIT License (MIT), the Mozilla Public License, the Common Development and Distribution License Apache License, Artistic License and BSD Licenses).
“Order” means any temporary restraining order, preliminary or permanent injunction, judgment, stipulation, determination, order, writ, decree or award issued or granted by a Governmental Entity having jurisdiction over the subject matter thereof and any Person or property bound thereby.
“ordinary course of business” or any similar expression means, with respect to any Person, in the ordinary course of such Person’s business, consistent with past practices.
“Overhead and Shared Services” shall mean any corporate-level or centralized services, in each case, solely to the extent provided to the Company Group by Seller or its Affiliates (other than the Company Group) or on their behalf and not primarily dedicated to the Business, including: centralized engineering and technical resources, procurement, master data management with respect to customers, vendors and material, financial reporting, financial planning and analysis, accounting, tax, compliance, insurance, risk management, marketing, treasury, legal, regulatory and trade compliance and training, corporate environment, health and safety, credit, collections, accounts receivable and accounts payable, investor relations, internal audit, travel, real estate management (but specifically excluding any Leased Property), human resources, learning and development, communications, corporate development, ethics compliance, global asset protection, payroll, information technology, executive compensation administration, benefit plan administration services and application support services.
“Patents” has the meaning set forth in the definition of “Intellectual Property” in this Annex A.
“Permit” means any license, certificate, permit, authorization, registration or approval issued or granted by a Governmental Entity.
“Permitted Lien” means any (a) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Lien imposed by Law and arising or incurred in the ordinary course of business, in each case, that does not secure any indebtedness for borrowed money, (b) Lien imposed by Law to secure the payment of any obligation in respect of workmen’s compensation, unemployment or other insurance, old-age pension or other social security Law, in each case, that is not yet past due, (c) Lien to secure the performance of any bid, tender, lease, Contract, public or statutory obligation, surety, stay or appeal bond or other similar obligation arising in the ordinary course of business, (d) Lien securing performance under or with respect to any conditional sales contract or equipment lease entered into in the ordinary course of business, (e) Lien for any Tax, assessment and other governmental charge that is not yet due and payable or that is being contested in good faith by appropriate Proceedings for which adequate reserves have been established on the Latest Balance Sheet, (f) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (g) Real Property Permitted Lien, (h) Lien that will be released prior to or at the Closing at Seller’s sole cost and expense, or (i) Lien created by Purchaser or any of its Affiliates (specifically excluding, prior to the Closing, the Company Group).
“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity, labor union, works council association or organization or other entity.

“Personal Data” means any (i) information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, with a particular natural individual or (ii) “personally identifiable information,” “personal data,” or similar terms as defined under applicable Data Protection Laws.
“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date, and, with respect to any Straddle Period, the portion of such period beginning immediately after the end of the Closing Date.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.
“Principal” means an officer, director, owner, partner or a Person having primary management or supervisory responsibilities within a business entity (e.g., general manager; plant manager; head of a division or business segment; and similar positions).
“Privacy and Data Security Requirements” means, with respect to the Business, all applicable (i) Data Protection Laws and (ii) all Privacy and Security Policies (as defined in Section 2.11(a)).
“Proceeding” means any suit, legal action, cause of action, arbitration, investigation or similar proceeding, whether at law or in equity, before a Governmental Entity or arbitrator having jurisdiction over the subject matter thereof and the parties thereto.
“Process,” “Processed” or “Processing” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, sale, transfer, modification or any other processing (as defined by Data Protection Laws) of Personal Data.
“Purchase Price” means an amount, calculated as of the applicable Measurement Time with respect to each component, equal to (i) Base Purchase Price, plus (ii) Cash, minus (iii) Debt, minus (iv) Unpaid Company Transaction Expenses, minus (v) the amount of any Working Capital Deficit, plus (vi) the amount of any Working Capital Excess.
“Purchaser Material Adverse Effect” means any circumstance, change, effect, event or occurrence that has a material adverse effect on the ability of Purchaser or Purchaser Parent to (a) consummate the Transactions or (b) perform its obligations in all material respects under this Agreement or any of the other Transaction Documents.
“R&W Insurance Policy” shall mean the representations and warranty insurance policy to be obtained by Purchaser in connection with the Transactions.
“Real Property Permitted Lien” means any (a) Lien that has been placed by the owner of fee title to any (i) Leased Property or (ii) property over which the Company Group has easement rights, in each case, together with any subordination or similar agreements relating thereto, (b) right of any landlord pursuant to any Lease, (c) applicable zoning or building code or other similar applicable Law imposed by a Governmental Entity that are not violated by the current use of the Real Property, (d) condition that would be shown by a current, accurate survey or physical inspection of any Real Property or (e) recorded easement, covenant, right-of-way or other similar non-monetary title defect affecting title to Real Property, in each case of clauses (a) through (e), which does not, individually or in the aggregate, materially impair the use or occupancy of the Real Property or the operation of the Business as currently conducted.
“Reference Balance Sheet” means the reference balance sheet attached hereto as Annex C as of December 31, 2025.
“Release” means any release, spilling, emitting, leaking, dumping, abandonment, injecting, pumping, pouring, disposing, emptying, escaping, discharging, leaching or allowing to escape, disperse or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Representative” means, with respect to any specified Person, any officer, director, employee, attorney, auditor, financial or other advisor or other agent or representative of such specified Person.
“Required Financing Information” means (a) the audited consolidated balance sheets of the Business as of the fiscal years ended December 31, 2024 and December 31, 2025 and for each fiscal year of the Business occurring after the date hereof most recently ended at least 90 days prior to the Closing Date (which may be prepared on a carve-out basis), (b) audited consolidated statements of operations and comprehensive income for the fiscal years ended December 31, 2024 and December 31, 2025 and for each fiscal year of the Business occurring after the date hereof most recently ended at least 90 days prior to the Closing Date (which may be prepared on a carve-out basis), (c) unaudited interim condensed consolidated balance sheets of the Business and the related unaudited consolidated statements of operations, comprehensive income cash flows and changes in equity as of and for each of the fiscal quarters (that is not a fiscal year-end) ending after the date of the most recent financial statements delivered pursuant to the foregoing clauses (a) and (b) (which interim statements shall have been reviewed by the independent accountants for the Business as provided in Statement on Auditing Standards No. 100) and at least 60 days prior to the Closing Date (in each case, which may be prepared on a carve-out basis).
“Restricted Cash” means (a) any cash or cash equivalent that is prevented by Law or Contract from being freely used for any lawful purpose in the jurisdiction in which it is held, plus (b) with respect to any cash or cash equivalents held by any Company Group member in a Restricted Cash Jurisdiction (other than cash or cash equivalents included under clause (a) of this definition) in excess of $5,000,000, the repatriation or distribution of which by a Company Group member to such Company Group member’s direct parent company would result in the imposition of any withholding Taxes, an amount equal to the withholding Taxes that would be imposed upon the repatriation or distribution of such cash or cash equivalents by such Company Group member to such Company Group member’s direct parent company, calculated as if such cash or cash equivalents were repatriated or distributed to such direct parent company immediately following the Closing.
“Restricted Cash Jurisdiction” means each country other than the United States.
“Retained Tax Liabilities” means (a) any Taxes of any member of an affiliated, consolidated, combined, unitary or similar group of which any member of the Company Group is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or foreign Law or regulation, (b) any Taxes resulting from the settlement or elimination of intercompany accounts, or the extraction of cash or cash equivalents, pursuant to Section 6.04, and (c) any Taxes arising out of or resulting from any act or omission of Seller or any Affiliate of Seller (including, following the Closing, any Deferred Company Group Member, in each case, until the applicable Deferred Transfer is fully completed) with respect to the implementation of the Company Internal Reorganization, in each case, other than (i) Tax amounts to the extent specifically included (on a dollar-for-dollar basis) as Restricted Cash, Debt, Working Capital or Unpaid Company Transaction Expenses in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04, or (ii) Tax amounts specifically allocated to Purchaser or, following the Closing, the Company Group pursuant to another provision of this Agreement.
“Sanctioned Country” means any country or territory that is the target of a comprehensive trade embargo by the United States (presently, Cuba, Iran, North Korea, Syria (until July 1, 2025) and the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine).
“Sanctioned Person” means any Person who is, or is 50% or greater owned or controlled by Persons that are (a) organized or ordinarily resident in a Sanctioned Country or (b) the subject of any asset blocking sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, His Majesty’s Treasury of the United Kingdom or any other relevant Sanctions authority.
“Sanctions” means, with respect to any Person, any economic sanctions laws, regulations, embargoes, restrictive measures, lists of blocked or otherwise restricted Persons, including those administered, enacted or enforced from time to time by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, His Majesty’s Treasury of the United Kingdom or any other jurisdiction in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.
“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.
“Security Incident” means a data or security breach, or unlawful or unauthorized access, disclosure, use, loss, alteration, destruction, compromise or Processing of Business Data.

“Seller Business” means any business conducted by Seller or any of its Affiliates, whether undertaken prior to or after the Effective Date, other than the Business.
“Seller Entities” means Seller and each of its Subsidiaries (other than any member of the Company Group) who are party (or will be party) to any Transaction Document or that hold or, following consummation of the Company Internal Reorganization, will hold, any Purchased Equity.
“Seller Liabilities” means (a) all Liabilities of Seller and its Affiliates (other than any member of the Company Group following the later to occur of the Closing and completion of the Company Internal Reorganization) other than the Business Liabilities (but specifically including the Retained Tax Liabilities), and (b) all Liabilities arising out of or relating to (i) any of the Excluded Assets, or (ii) any Seller Business, and (c) the matters set forth on Section A-8 of the Disclosure Schedule; in the case of each of clauses (a), (b) and (c), whether any such Liability arises before or after the Closing, is known or unknown or is contingent or accrued.
“Seller Names and Marks” means (a) the name of Seller and its Affiliates as of the Closing Date and all other Marks used in the Seller Business, including “Honeywell”, and any associated logo and the Marks set forth on Section A-4 of the Disclosure Schedule, (b) any Mark that is confusingly similar to, or is a variation or derivative of, any of the foregoing (including any translation, abbreviation, adaptation or combination thereof) and (c) any application for registration, registration or renewal of, or Internet domain name or social media handle associated with, any of the foregoing, together with all goodwill associated with any of the foregoing (and, with respect to each of the foregoing, regardless of whether used alone or together with any other Mark, word or logo, slogan, symbol, design or other formative).
“Seller Tax Group” means any consolidated, combined, unitary or similar Tax group that includes Seller or any of its Affiliates (other than any member of the Company Group), on the one hand, and one or more members of the Company Group, on the other hand.
“Senior Employees” means the persons who, as of the Effective Date, have an annualized base compensation in excess of $250,000.
“Shared Contract” means any Contract to which Seller or any of its Affiliates (including any member of the Company Group) is a party (or by which properties of any member of the Company Group or the Business are bound), on the one hand, and a third-party counterparty is a party, on the other hand, that relates to both the Business and the Seller Business; provided, that, in no event shall any Contracts for Overhead and Shared Services, enterprise-wide Contracts, insurance policies (subject to Section 6.07), or Contracts with respect to off-the-shelf software or Contracts the benefits of which are delivered to the Company Group under the Transaction Documents be a “Shared Contract”; provided, further, that, if, prior to the Closing or within 6 months following Closing, Purchaser or Seller identifies any Contract of the type described in the foregoing proviso that Purchaser or Seller, as applicable, reasonably believes should be a Shared Contract, then Purchaser or Seller may provide written notice of such Contract to Seller or Purchaser, as applicable, and request that Seller treat such Contract as a Shared Contract for purposes of Section 6.03 and, upon receipt of such notice, Seller or Purchaser, as applicable, shall reasonably consider any such request in good faith.
“Software” means computer programs, operating systems and applications (whether in source code, object or executable code form), including firmware, software compilations, data files, databases, protocols, software implementations of software tool sets, compilers, software implementations of application programming interfaces and software implementations of databases.
“Solvent” means, as of any time of determination, and with respect to any specified Person, that (a) the aggregate value of the combined assets of such Person and its Subsidiaries (determined and calculated in accordance with GAAP) will, as of such time, exceed the aggregate value of the combined liabilities of such Person and its Subsidiaries (determined and calculated in accordance with GAAP), as of such time, (b) such Person and its Subsidiaries have not, and do not intend or reasonably expect to incur, as of such time, combined liabilities (determined and calculated in accordance with GAAP) beyond their collective ability to pay such liabilities as such liabilities become absolute and mature and (c) such Person and its Subsidiaries, on a consolidated basis, do not have, as of such time, an unreasonably small amount of capital and liquidity with which to conduct their business.
“Straddle Period” means a taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of such first Person’s board of directors or other governing body (or, if there are no such voting securities or interests, 50% or more of the Equity Interests of which) is owned or controlled directly or indirectly by such first Person or by another Subsidiary of such first Person. Prior to the Closing, each member of the Company Group is a “Subsidiary” of Seller.
“Tax” means all federal, state, local, non-U.S. or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), including taxes or other charges in the nature of a tax on or with respect to income, net worth, capital levy, conservation, estimated, alternative minimum, add on minimum, gross receipts, sales, use, value added, ad valorem, transfer, franchise, profits, registration, license, lease, leasehold interest, service, service use, withholding, payroll, employment, excise, severance, natural resources, stamp, occupation, premium, windfall or other profits, environmental, real property, personal property, fuel, utility, communications, capital gains, capital stock, disability, social security, workers’ compensation, and unemployment, in each case, whether or not disputed.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax.
“Trade Laws” means, with respect to any Person, all applicable customs, import and export Laws in jurisdictions in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction, including (i) all U.S. import, export, re-export and transfer of products, software, technical data, services and technologies Laws (including those Laws under the authority of U.S. Departments of Commerce, State and Treasury), (ii) any laws relating to the Arab League boycott of Israel and (iii) all comparable applicable Laws in each of the jurisdictions outside the U.S. in which the Business is or in the past has been conducted or in which any member of the Company Group does or in the past has done business directly or indirectly.
“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property” in this Annex A.
“Transaction Documents” means (a) this Agreement, (b) the Confidentiality Agreement, (c) the Transition Services Agreement, (d) the Intellectual Property License Agreement, (e) the Foreign Transfer Agreements (if applicable), (f) the Debt Financing Letters, (g) the Company Internal Reorganization Documents, and (h) each other agreement, document, instrument and certificate contemplated by the Transaction Documents or to be executed by a Party to any Transaction Document in connection with the execution or performance of this Agreement or the consummation of the Transactions.
“Transaction Tax Deductions” means any loss or deduction, which is deductible for applicable Tax purposes and satisfies the MLTN standard, resulting from or attributable to (a) the payment of Unpaid Company Transaction Expenses (including amounts that would have been Unpaid Company Transaction Expenses but were in fact paid prior to the Closing), (b) the payment of fees, costs, expenses and interest (including amounts treated as interest for Tax purposes and any breakage fees or accelerated deferred financing fees) incurred by the Company Group with respect to the payment of Debt or Working Capital and (c) any other transaction costs of the Company Group with respect to the Transactions that were paid on or prior to the Closing Date or included in the computation of Debt or Working Capital.
“Transactions” means the sale by Seller to Purchaser, and the purchase by Purchaser from Seller, of the Purchased Equity and the other transactions contemplated by this Agreement.
“Transfer Taxes” means all transfer, documentary, sales, use, stamp, value-added, registration and other similar Taxes (including all recording fees, applicable real estate transfer Taxes and real property transfer gains Taxes) incurred by any Person in connection with the Transactions.
“Transition Services Agreement” means the transition services agreement to be entered into by one or more of Seller and the Company Group, in substantially the form of Exhibit A to this Agreement.

“Unpaid Company Transaction Expenses” means, without duplication, the aggregate amount, whether accrued for or not (in each case, to the extent unpaid as of the Measurement Time), of (a) any fees, costs and expenses incurred (including by entering into a Contract with respect to the payment thereof) or payable by any member of the Company Group in connection with or as a result of the negotiation, documentation or consummation, as applicable, of the Transaction Documents, the Transactions, the Company Internal Reorganization Documents and the Company Internal Reorganization, including any commissions, fees, costs and expenses of counsel, brokers, investment bankers, accountants, finders’ or other advisors or service providers, (b) any “single trigger” sale, change in control, incentive, deferred compensation, retention, transaction, discretionary or similar bonus, obligation or payment, in each case, payable by the Company Group to any Business Employee, Former Business Employee or any other current or former individual service provider of the Company Group solely as a result of the consummation of the Transactions, together with the Employer Taxes due with respect to any such payments, and (c) any amounts payable to the Transferred Employees under the Retention Agreements, together with the Employer Taxes due with respect to any such payments. For the avoidance of doubt, Unpaid Company Transaction Expenses shall not include (i) any premiums, underwriting charges or other fees, costs and expenses (including Taxes) associated with the R&W Insurance Policy, (ii) any filing fees or amounts paid to contractual counterparties or Governmental Entities in connection with obtaining any Authorizations or Consents or (iii) any item specifically included (on a dollar-for-dollar basis) as Debt or Working Capital in the calculation of the Purchase Price, as finally determined pursuant to Section 1.04.
“Upper Target Working Capital” means $(200,200,000).
“Willful Breach” means an action or failure to act by one of the Parties that constitutes a material breach of this Agreement, which action or failure occurred with such Party’s knowledge or intention that such action or failure to act would constitute a material breach of this Agreement, which in any event shall include a failure by Purchaser to consummate the Closing when required pursuant to Section 1.02, whether or not Purchaser had sufficient funds available to consummate the Closing.
“Working Capital” means, as of the applicable Measurement Time, an amount equal to (a) the current assets of the Company Group designated as “Working Capital” on the Reference Balance Sheet, minus (b) the current liabilities of the Company Group designated as “Working Capital” on the Reference Balance Sheet, in the case of each of clauses (a) and (b), calculated as of such time in accordance with the Accounting Principles; provided that Working Capital shall exclude (i) Cash (and, for the avoidance of doubt, Restricted Cash), (ii) Debt, (iii) asset or contra liabilities relating to Debt (such as unamortized debt issuance costs), (iv) Unpaid Company Transaction Expenses, (v) any receivables from Seller or its Affiliates (including members of the Company Group), (vi) any payables due to Seller or its Affiliates (including members of the Company Group), unless not settled at or prior to the Closing without Liability to Purchaser or the members of the Company Group in accordance with Section 6.04, (vii) any income or deferred Tax assets or Liabilities and (viii) Seller Liabilities.

“Working Capital Deficit” means the amount, if any, by which the Working Capital is less than the Lower Target Working Capital.
“Working Capital Excess” means the amount, if any, by which the Working Capital exceeds the Upper Target Working Capital.
The following defined terms have the meanings ascribed to such terms in the Sections set forth below:

Term	Section

Accounting Firm	1.04(b)
Accounting Period End Closing Date	1.02(a)
Agreement	Preamble
Alternate Debt Financing	5.03(d)
Authorization	2.03(b)
Business Incentive Plans	9.09
Business Insurance Policies	2.23(a)
Business Insurance Policy	2.23(a)
Closing	1.02(a)
Closing Balance Sheet	1.04(a)
Closing Date	1.02(a)
Company Environmental Permit	2.18(b)
Company Internal Reorganization	4.04(b)
Company Internal Reorganization Documents	4.04(c)
Company Permit	2.13(a)
Company Subsidiary Equity Interests	2.04(c)
Consent	2.03(a)
Continuing Seller Guarantees	5.05(b)
Contracting Parties	10.05(a)
Cooperating Party	6.15(a)
Covered Employee	4.03(c)
Covered Persons	5.09(a)
D&O Indemnitee	5.06(a)
D&O Indemnitee	5.06(a)
D&O Tail Coverage	6.07(b)
Data Room	11.06
Debt Commitment Letter	3.06(a)
Debt Financing	3.06(a)
Debt Financing Letters	3.06(a)
Deferred Business	6.14(a)

Term	Section
Deferred Business Transfer	1.01
Deferred Closing	6.14(b)
Deferred Closing Consideration	6.14(d)
Deferred Closing Transfer Agreement	6.14(c)
Deferred Company Group Member	6.14(a)
Deferred Jurisdiction	6.14(a)
Deferred Transfer Date	9.01(a)
Deferred Transfer Employee	9.01
Disagreement Deadline	1.04(b)
Disputed Item	1.04(b)
DPA	3.08
Effective Date	Preamble
Estimated Statement	1.03
Excluded Benefits	9.04
Extension Conditions	8.01(b)
Fee Letter	3.06(a)
Filing	2.03(b)
Financial Statements	2.05(a)
Global Separation Agreement	4.04(a)
Government Rights	2.27(g)
Immigration Approvals	9.03
Indemnified Party	10.03(a)
Indemnifying Party	10.03(a)
Internal Control Audit and Management Assessments	6.15(a)
IRS	2.15(b)
Latest Balance Sheet	2.05(a)
Latest Balance Sheet Date	2.05(a)
Lease	2.09(b)
Leased Property	2.09(b)
Material Benefit Plans	2.15(a)
Material Business Benefit Plans	2.15(a)
Material Contracts	2.12(a)
New Debt Commitment Letter	5.03(d)
Non-U.S. Business Benefit Plan	2.15(j)
Nonparty Affiliates	10.05(a)
Notice of Disagreement	1.04(b)
Offer Date	9.01
Other Business	4.03(b)
Other Business Threshold	4.03(b)

Term	Section
Outside Date	8.01(d)
Owned Property	2.09(a)
Parties	Preamble
Party	Preamble
PEO	9.01
Privacy and Security Policies	2.11(a)
Product	2.25
Prohibited Modifications	5.03(a)
Protected Information	11.15
Purchased Equity	Recitals
Purchaser	Preamble
Purchaser 401(k) Plan	9.11
Purchaser Benefit Plans	9.07
Purchaser Claims	10.05(b)
Purchaser Indemnified Parties	10.02(a)
Purchaser Obligations	11.17(a)
Purchaser Parent	Preamble
Purchaser Releasing Party	10.05(b)
Purchaser Separation Leader	5.08
Purchaser Tax Contest	6.12(i)(iii)
Purchaser Tax Return	6.12(a)(iii)
Qualifying Termination	9.09
Real Property	2.09(b)
Reimbursement Obligations	6.02(b)
Remaining Disputed Item	1.04(b)
Remedies Exception	2.02(b)
Requesting Party	6.15(a)
Required Approval	7.01(c)
Resolution Period	1.04(b)
Restricted Business	4.03(b)
Retention Agreements	9.12
ROFO Notice	4.03(b)
ROFO Response	4.03(b)
Seller	Preamble
Seller Claims	10.05(b)
Seller Guarantees	5.05(a)
Seller Indemnified Parties	10.02(b)
Seller Insurance Policies	6.07(a)
Seller Related Parties	5.06(d)

Term	Section
Seller Releasing Party	10.05(b)
Seller Tax Contest	6.12(i)(ii)
Seller Tax Return	6.12(a)(ii)
Seller’s Legal Counsel	11.15
Separation Management Office	5.08
Statement	1.04(a)
Tax Contest	6.12(i)(i)
Tax Refund	6.12(h)
Third-Party Claim	10.03(a)
Transferred Employee	9.02
Transitional License	5.04(a)
Transitional Period	5.04(a)
Union Contract	2.12(a)(i)
WARN Act	2.19(f)
Wrong Pockets Period	6.08(a)

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